FORM 43-101F1
TECHNICAL REPORT

THE EXPLORATION ACTIVITIES
OF
AURORA ENERGY RESOURCES INC.
ON THE
CMB URANIUM PROPERTY,
LABRADOR, CANADA
DURING THE PERIOD
JANUARY 2006 TO JANUARY 2007

Located on NTS Sheets:
13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09

Submitted in fulfillment of reporting requirements under
National Instrument 43-101
On
February 19, 2007

Prepared by:
I. R. Cunningham-Dunlop, P. Eng.
2537 Sechelt Drive
North Vancouver, BC, V7H 1N7

And

G.H. Giroux,
1215 – 675 Hastings St.
Vancouver, British Columbia

Prepared for:
Aurora Resources Energy Inc.
Suite 1650, 1055 West Hastings Street, Vancouver, BC, V6E 2E9

2.0   TABLE OF CONTENTS

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

LIST OF FIGURES

LIST OF TABLES

Page

LIST OF CHARTS

LIST OF APPENDICES

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

3.0   SUMMARY

The CMB Uranium Property of Aurora Energy Resources Inc. is located near the northeast coast of Labrador in proximity to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies approximately 180 km to the south-southwest.

The property consists of 90,275 hectares comprising 3,611 mineral claims in 32 licenses and is 100% owned by Aurora Energy Resources Inc. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, Burnt Lake, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

As a follow-up to encouraging exploration results by predecessor companies during the period 2003-2005, a **$14.5 million (Can) budget** was proposed by Aurora Energy Resources Inc. for 2006 to further evaluate key targets within the CMB Uranium Property. This proposal included 40,000 m of diamond drilling at the Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Melody Hill, and Inda Lake Trend (Gear, Inda, Nash) target areas, a ground gravity survey at Melody Hill, and preliminary resource, metallurgical, environmental, and engineering studies.

An initial gravity survey was completed on the ice of Melody Lake during April 2006 and on land in August/September 2006 with the goal of identifying possible sources for the uraniferous boulder train. The survey was successful in identifying a series of discrete gravity anomalies coincident with lake bottom sediment uranium anomalies beneath Melody Lake and nearby Jamson Lake.

Diamond drilling commenced on May 9th, 2006 and was completed on November 7th, 2006. **120 drill holes** totaling **46,077.74 metres** were completed on the Michelin Main, Jacques Lake, White Bear, Rainbow, Gear, Inda, and Nash targets. Results have been very positive with the best results being intersected within the inferred resource block at the Michelin Uranium Deposit, and a new deposit emerging at the Jacques Lake target area with comparable grades and widths of uranium mineralization to that of Michelin.

Ongoing metallurgical testing of ore from Michelin, Jacques Lake, and White Bear targets is being carried out at SGS Laboratories in Lakefield, Ontario. Testing to date has shown uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests being carried out at SGS include process mineralogy, communition, physical concentration, and acid leaching.

An updated 43-101 compliant resource estimate for the Michelin Deposit was completed over the month of January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component. The breakdown of the resource categories is detailed in **Table 3.1** below. The resource estimates were calculated by Gary Giroux, P. Eng., and the details are contained within the body of this report.

Table 3.1: 2006 CMB Resource Summary

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

Open pit resource reported at 0.03% U_3O_8 cut-off
*** Underground resource reported at a 0.05% U308 cut-off*

Based on the encouraging results to date, a further **$21.25 million (Can) budget** is proposed for a two-phase program of work in 2007. The 2007 Phase I Work Program is currently being carried out in Q1-2007 and includes: the development of the previously above mentioned 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target; the ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; and the completion of a preliminary economic study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining, milling and infrastructure. The budget for the Proposed 2007 Phase I Work Program is **$0.5 million (Can).**

Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended for Q2/3/4-2007. This would include: a 75,000 metre

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend to define and expand the known resource at Michelin and Jacques Lake and develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007). The budget for the Proposed 2007 Phase II Work Program is **$20.75 million (Can).**

4.0   <u>INTRODUCTION AND TERMS OF REFERENCE</u>

This technical report (the **"Technical Report"**) on the CMB Uranium Property of Aurora Energy Resource Inc. (the **"Corporation"**) dated February 19, 2007 and has been prepared by Mr. I. R. Cunningham-Dunlop, P. Eng. and Mr. G.A. Giroux, P. Eng. at the request of Dr. Mark O'Dea, President. The Technical Report was commissioned to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1 in support of the short form prospectus (the **"Short Form Prospectus"**) currently being prepared by the Corporation..

The CMB Uranium Property is held 100% by Aurora Energy Resources Inc., a publicly traded company on the Toronto Stock Exchange (Symbol – AXU). Considerable data on the CMB Uranium Property is available in Aurora's files in Vancouver and as readily available public documents. The public sources of relevant references are listed in Section 23.0 to this report.

Mr. I. R. Cunningham-Dunlop, the co-author, is a qualified person but not an independent person with respect to the business activities of Aurora Energy Resources Inc. He has worked in his field of expertise for 20 years on exploration properties in Canada, Argentina, and Turkey. The co-author has been employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and contributed to the management and execution of the field work carried out on the property between January and November 2006. Mr. Cunningham-Dunlop is responsible for the preparation of all Sections of this report with the exception of the portion of Section 19.0 pertaining to the Mineral Resource estimated by Mr. Giroux.

Mr. G.H. Giroux, the co-author, is a qualified and independent person with respect to the business activities of Aurora Energy Resources Inc. He was worked in the field of his expertise continuously since 1970. Mr. Giroux is responsible for the estimate of the Mineral Resource found in Section 19.0 of this report which was based upon a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. A site visit was conducted from August 29-30, 2006.

The uranium concentrations for work performed by Aurora are reported as %U_3O_8 unless otherwise indicated. Currency is reported in Canadian dollars unless otherwise noted. All map co-ordinates are given as metres in UTM projection NAD 27 (Zone 20 and 21) for Melody Hill, or NAD 83 (Zone 21) for all other project areas.

5.0   <u>RELIANCE ON OTHER EXPERTS</u>

Some of the information presented within this report is based on the historical exploration records of Brinex (*e.g.*, Morrison, 1956; McClintock, 1978a and b; and Brinex Ltd., 1979) and others written twenty-five to fifty years ago. Although these records are an invaluable practical resource for current exploration, some geological interpretations of some prospects may not reflect best practice as viewed at the present time.

All resource estimates of this period are referred to in this (and previous reports) as historical estimates regardless of the quality of these estimates.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

6.0   PROPERTY DESCRIPTION AND LOCATION

The CMB Uranium Property is located east of Kaipokok Bay on the north-east coast of Labrador, Canada **(Figure 6.1)**. The nearest community is the town of Postville located approximately four km west of the project boundary. The community of Happy Valley-Goose Bay lies 180 km south-southwest of Postville. The project straddles two UTM zones (Zone 20, 21) and seven NTS map sheets (13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09).   The northern and southern limits of the project area are 6094000mN (Zone 21) and 6048500mN (Zone 21), respectively, and the western and eastern limits of the project area are 681000mE (Zone 20) and 345000mE (Zone 21), respectively. Most of the licenses are contiguous and are located 5 to 40 km south of Postville, though some licenses which make up the Croteau and Storm properties are located further west in the Central Mineral Belt and the interior of Labrador.

The CMB Uranium Property consists of 32 map staked licenses registered in the name of Aurora Energy Resources Inc. (TSX-AXU) totaling 3,611 units or 90,275 ha **(Figure 6.2 and Table 6.1)** . The licenses were originally subject to a letter of agreement dated February 5th, 2003, between Fronteer Development Group Inc. (TSX-FRG) of Vancouver, Canada and Altius Resources Inc. (TSX-ALS) regarding an Area of Interest made up of eighteen 1:50,000 scale NTS map sheets. This agreement formed the basis for a 50:50 strategic alliance between Fronteer and Altius Resources Inc. of St. John's, Newfoundland to explore for iron oxide-copper-gold mineralization in the Central Mineral Belt of Labrador. A further agreement was signed on June 3rd, 2005 allowing for the formation of a jointly owned private company called Aurora Energy Inc**.** to hold the assets of the CMB Uranium Property. The name of Aurora Energy Inc. was subsequently changed to Aurora Energy Resources Inc. during an initial IPO on the Toronto Stock Exchange on March 22nd, 2006. Information on the individual mineral licenses can be found at www.nr.gov.nl.ca/mines&en/mqrights/mineralrights**.**

The property is flanked to the north and west by the Exempt Mineral Lands (**"EML"**). These are areas exempted from staking to protect local interests during final negotiation of the Labrador Inuit Association land claim. The Labrador Inuit Land Claims Agreement was ratified by parliament in May, 2005. The Treaty was formally signed December 1st, 2005. The treaty outlines the process in which EML lands will be designated. Within 6 months of the effective date of enactment (December 1st, 2005), all EML on the Labrador Inuit Settlement Area (**"LISA"**) must be extinguished . However, all EML on Labrador Inuit Land (**"LIL"**) will remain until a Land Use Plan is completed by the new Nunatsiavut government. The Nunatsiavut government is now in the process of developing mineral and land use polices from which the Land Use Plan will be developed. This process may take up to a maximum of three years but may be addressed sooner by the Nunatsiavut government.

The distinction between LISA and LIL lands is outlined in **Figure 6.2** with Michelin, White Bear, Inda Lake Trend and 50% of Jacques Lake falling in LISA and Otter Lake, the other 50% of Jacques Lake and Melody Hill falling in LIL.

Table 6.1: CMB Uranium Property - Mineral Tenure

Property	License	Claims	Ha.	NTS	Issued	Work Due	Amount Due
Burnt/Emben	09414M	63	1575	13J12E	27/03/2003	27/03/2016	$56,700.00
Burnt/Emben	09413M	42	1050	13J12E	27/03/2003	27/03/2008	$15,868.28
Croteau	09415M	40	1000	13K06	27/03/2003	27/03/2007	$29,639.04
East Micmac Lake	09721M	36	900	13J12W, 13J13W	24/10/2003	24/10/2007	$33,185.92
Kaipokok Bay	10059M	54	1350	13J13E, 13J13W	12/04/2004	12/04/2007	$28,861.12
Makkovik River 1	10050M	147	3675	13J12E	12/04/2004	12/04/2010	$61,766.73
Makkovik River 2	10051M	220	5500	13J13E, 13J12E	12/04/2004	12/04/2016	$198,000.00
Makkovik River 3	10052M	127	3175	13J11W,12E,13E,14W	12/04/2004	12/04/2007	$45,012.46
Makkovik River 4	10053M	111	2775	13J13E, 13J12E	12/04/2004	12/04/2007	$51,944.28
Makkovik River 5	10054M	170	4250	13J13E	12/04/2004	12/04/2007	$96,023.74
Makkovik River 6	10055M	136	3400	13J13E, 13J14W	12/04/2004	12/04/2007	$73,474.35
Makkovik River 7	10056M	126	3150	13J13E	12/04/2004	12/04/2007	$72,078.28
Makkovik River 9	10058M	30	750	13J13E	12/04/2004	12/04/2008	$9,401.41
Michelin	09412M	190	4750	13J12W, 13K09E	27/03/2003	27/03/2016	$171,000.00
Michelin North	09482M	145	3625	13J12W, 13K09E	28/04/2003	28/04/2010	$32,880.18
Michelin Northeast	09722M	100	2500	13J12W	24/10/2003	24/10/2007	$84,372.33
Michelin Northwest	09723M	42	1050	13K09E	24/10/2003	24/10/2007	$14,801.32
Post Hill	09410M	136	3400	13J13E	27/03/2003	27/03/2008	$14,680.87
Post Hill	09411M	128	3200	13J13E	27/03/2003	27/03/2007	$74,484.22
Post Hill Northeast	09718M	8	200	13J13W	24/10/2003	24/10/2007	$849.44
Post Hill Northwest	09719M	32	800	13J13E	24/10/2003	24/10/2007	$25,417.20
Post Hill West	09720M	60	1500	13J13E, 13J13W	24/10/2003	24/10/2007	$52,780.12
Storm	10726M	16	400	13K03	27/03/2003	27/03/2007	$10,993.81
Walker Lake	10022M	190	4750	13K09E	02/04/2004	02/04/2007	$87,394.90
West Micmac Lake 1	10046M	181	4525	13J12W, 13K09E	12/04/2004	12/04/2007	$86,421.02
West Micmac Lake 2	10047M	120	3000	13J12W	12/04/2004	12/04/2008	$1,451.82
West Micmac Lake 3	10048M	137	3425	13J12W	12/04/2004	12/04/2007	$65,665.65
West Micmac Lake 4	10049M	166	4150	13J12E, 13J12W	12/04/2004	12/04/2007	$55,622.08
Aurora River	10343M	175	4375	13J/12	29/10/2004	29/10/2007	$70,177.51
Melody Lake	10344M	120	3000	13K/09E, 13J12W	29/10/2004	29/10/2007	$61,145.24
Makkovik River10	12754M	242	6050	13J/11	30/11/2006	30/11/2007	$48,400.00
Makkovik River 11	12778	121	3025	13J/11	30/11/2006	30/11/2007	$24,200.00
Total		3,611	90,275				

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

Figure 6.1: Location Map – CMB Uranium Property


Newfoundland
& Labrador
Legend
Trans Canada Highway
Major Highway
Ferry Route
Under Construction
0
100
200
Kilometers
N
QUÉBEC
QUÉBEC
Postville
Makkovik
Nain
CMB Project Area
Churchill Falls
Labrador City
Happy Valley -
Goose Bay
Cartwright
Port Hope Simpson
Blanc Sablon
Red Bay
St. Anthony
St. Barbe
Baie Verte
Fogo
Rocky Harbour
Deer Lake
Corner
Brook
Grand Falls-
Windsor
Gander
Bonavista
Stephenville
Clarenville
Bay de Verde
St. John's
Channel -
Port aux Basques
Harbour Breton
Argentia
Marystown
Trepassey
North Sydney
N.S.
Aurora Energy Inc.
Location Map
CMB Project
Labrador
Figure 1

Figure 6.2: Mineral Tenure Map – CMB Uranium Property


Labrador Inuit
Settlement Area
Labrador Inuit
Land
Postville
Gear
Inda
Nash
Jacques Lake
Aurora River
Melody Hill
White Bear
Otter Lake
Michelin Main
Rainbow
6090000 mN
6080000 mN
6070000 mN
6060000 mN
6050000 mN
290000 mE
300000 mE
310000 mE
320000 mE
330000 mE
340000 mE
350000 mE
N
W
E
S
kilometres
Scale 1:300,000

*Map co-ordinates are NAD 83, Zone 21

15

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the project area is best gained via the town of Postville which hosts sufficient amenities necessary to support field personnel, including a permanent fixed-wing gravel airstrip. Passenger service flights based in Happy Valley-Goose Bay offered by Air Labrador and Provincial Airlines operate daily to communities along the coast. A coastal supply-ferry boat service owned by Woodwards, Happy Valley-Goose Bay, operates bi-weekly during ice-free periods (June to October) up and down the coast as far north as Nain to as far south as Lewisporte, Newfoundland. Helicopter support to ferry personnel and field gear from Postville to the field area is the preferred mode of transport. Float plane and boat access may also be suitable for certain properties where camps have been established to support major drilling programs. Various snow machines provide for efficient travel during winter. Foot traversing is best suited to access the interior of the project area.

The climate of Labrador is more Arctic than Atlantic because of its location on the eastern side of the continent and experiences strong seasonal contrasts. Winters are very cold lasting almost eight months with normal daytime temperatures for January between -10 and -15 ºC and annual snowfalls to 400 mm annually. The summer season is brief and cool along the coast with July average temperatures between 8 to 10 ºC (with rare hot spells bringing temperatures up to 35 ºC) and average precipitation ranging to 200 mm.

Local infrastructure is limited to facilities in the coastal communities of Postville and Makkovik which include commercial airline service from Happy Valley-Goose Bay and commercial ferry service from Lewisporte, Newfoundland, and Happy Valley-Goose Bay, Labrador. Postville is a clean and progressive village with rental space suitable for the establishment of an exploration base. Prudent exploration practice in coastal Labrador includes the use of service contractors who have established partnerships with the Labrador Inuit Association. Based on experiences with the development of the Voisey's Bay project, the people of Labrador have acquired a good understanding of the exploration business.

The CMB Property is located in a rugged wilderness area of generally moderate gently rolling relief ranging to about 700 m above sea level (a.s.l.). Locally abundant outcrop, numerous lakes, and sparse coniferous forest cover consisting of black spruce, balsam fir and tamarack are most typical of this part of the north-eastern Canadian Shield. A large portion of the project area, immediately east of Kaipokok Bay, was devastated by a forest fire in 1966 and experienced little re-vegetation. Bedrock is exposed as north-easterly trending ridges with intervening marsh. Areas of outcrop are flanked by glacial till, and in turn by minor amounts of glacial outwash in major drainages. Most terrain is covered by sheets of glacial boulders. Extensive areas of burned forest show up as pink colored areas on Landsat images.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

8.0 <u>HISTORY</u>

British Newfoundland Exploration Limited (Brinex), a subsidiary of British Newfoundland Corporation Limited (Brinco), was granted an exploration lease in the Makkovik-Kaipokok Bay area in 1955 following the discovery of encouraging signs of copper, molybdenum and uranium mineralization by prospectors. The first significant uranium showing was discovered by Walter Kitts in 1956. A program of drilling and underground development by means of adit was started on the Kitts deposit in 1957. The project was suspended in 1958, however, as the development was too late to qualify for supply contracts with the Atomic Energy Commission of Canada.

No further exploration was carried out until 1966 when Brinex and Metallgesellschaft A.G. made a joint venture agreement on part A of the lease area containing the Kitts deposit. Metallgesellschaft A.G. subsequently transferred its interest to Urangesellshaft Canada Limited. Exploration under this agreement resulted in the discovery of the Michelin deposit by prospector Leslie Michelin in 1968 as well as the Gear, Inda and Nash prospects between 1968 and 1969. All of these resulted from ground follow-up of radioactivity detected by airborne gamma-ray spectrometer surveys flown by Barringer Research in 1967.

Additional joint venture agreements were made with Urangesellshaft Canada Limited to include part B of a Statutory Agreement obtained by Brinex in 1970. In addition to property scale exploration of the Kitts and Michelin deposits, extensive exploration of other radiometric anomalies was carried out during the 1970's.

Brinex completed a plan to develop the Michelin and Kitts uranium deposits as a combined mining operation but the project was compromised by the collapse in the price of uranium in the early 1980's. Brinex ceded the rights to area B in 1980 and to area A in 1985. Remediation of the Kitts and Michelin mine sites was subsequently completed by the Provincial Government in 1992.

The ground remained open for the next ten years until the formation of the Fronteer-Altius Alliance (the "Alliance") in 2003 and the re-evaluation of the district for Cu-Au-U targets. The Alliance acquired 8 mineral licenses in the spring of 2003 followed by 6 in the fall of 2003, 14 in the spring of 2004, and the remaining 2 in the fall of 2004.

A summary of the work carried out by the Alliance in 2003 and 2004 and by its offspring, Aurora Energy Resources Inc., in 2005 will be discussed under Section 12.0.

9.0   GEOLOGICAL SETTING

9.1   REGIONAL GEOLOGY

The Central Mineral Belt (CMB) refers to an area of Archean to Mesoproterozoic crust which is located in Eastern Labrador and is part of the north-eastern Laurentian Shield.   The CMB contains portions of the Nain, Makkovik and Churchill tectonic provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province (**Figure 9.1**). The CMB comprises a series of six Proterozoic supracrustal sequences, intrusive suites of various ages and adjacent Archean rocks. These rocks record to varying degree events associated with Makkovikian (~ 1.8 Ga), Labradorian (~ 1.6 Ga) and Grenvillian (~ 0.1 Ga) deformation. Mineral tenure of present interest is located within the Aillik Domain of the Makkovik Province (Ryan, 1984). The Makkovikian orogen is correlated with Ketilidian, Penokean and Svecofennian orogens which formed part of a Paleoproterozoic active margin along the southern margin of Laurentia-Baltica, the so-called North Atlantic Craton (Gower *et al.*, 1990).

The constituent Proterozoic sequences of the belt range in age from *ca.* 1.22 to 2.2 Ga, and in decreasing age are the Post Hill (*ca.* 2.2 Ga), Moran Lake (*ca.* 2.0 Ga), Aillik (*ca.* 1.8-1.86 Ga), Bruce River (*ca.* 1.65 Ga), Letitia Lake (*ca.* 1.33 Ga) and Seal Lake (*ca.* 1.22-1.25 Ga) groups. The granitoids are broadly grouped into the Junior Lake Granodiorite (*ca.* 1.9 Ga), Makkovikian (*ca.* 1.8 Ga) and Trans-Labrador Batholith (*ca.* 1.65 Ga) suites (after Kerr, 1994). Sills of the *ca.* 1.43 Ga Michael Gabbro (Emslie *et al.*, 1997) intrude southeastern portions of the belt near the Grenville Front.

9.2   DISTRICT GEOLOGY

The Makkovik Province consists of the Kaipokok, Aillik and Cape Harrison tectonic domains. The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province. The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovikian continental margin (Culshaw *et al.* 2000 and Ketchum *et al.* 2002).

The Aillik domain is underlain by strata of the Paleoproterozoic Post Hill (2178-2013 Ma) and Aillik (1860-1810 Ma) groups, as well as extensive granitoid terrain comprised of several intrusive suites including 1815-1790 Ma syntectonic and post tectonic Makkovikian plutons, 1740-1700 Ma post tectonic, A-type plutons and 1650 Ma plutons of the Trans-Labrador batholith (**Figures 9.2 and 9.3**). Deformation, amphibolite facies regional metamorphism, regional metasomatism and uraniferous mineralization of the Post Hill and Aillik groups have been attributed to Makkovikian Orogeny (1.9 to 1.7 Ga (Ryan, 1984; Gower *et al.* 1990; Wilton, 1996; Culshaw *et al.* 2002).   The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well defined. A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic

Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

contact between lithologies of the Post Hill Group to the north-west and the Aillik Group to the south-east.

The Post Hill Group consists of about 2700 m of metamorphosed siliceous clastic metasedimentary strata and mafic metavolcanic rocks in tectonic contact with Archean gneiss. The Post Hill Group occurs as highly strained, amphibolite and gneiss in thrust sheets near Kaipokok Bay. A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group (Ketchum *et al.* 2002).

The Aillik Group is made up of about 5000 m of metasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusives and diabase dykes (Bailey, 1979). A lower dominantly metasedimentary section and upper dominantly fragmental, felsic volcanic section have been recognised. Deposition in back-arc basin and in shallow marine to subaerial environments has been inferred for the Aillik Group (Ketchum *et al.*, 2002). The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences (Wilton, 1996). Within the project area, rocks of the Aillik Group are commonly represented by laminated magnetite-feldspar-quartz-bearing metavolcanic lithologies.

Figure 9.1: Regional Geology Map - CMB Project
(Map from http://www.geosurv.gov.nf..ca/ecsoot/geology.gif)



Figure 9.2: District Geology Map - CMB Project
(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



Aurora Energy Resources Inc. - 43-101 Report on the CMB Uranium Project, Labrador, Canada, February 19, 2007.

Figure 9.3: Table of Formations
(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



10.0   DEPOSIT TYPES

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as syngenetic by early workers and that within the Aillik Group has been called volcanic-hosted, stratabound and possibly syngenetic in origin (Gower *et al.*, 1982; Gandhi, 1986). Pb-Pb ages in the range 1895 to 1697 Ma for uranium mineralization in the Post Hill Group (2178-2013 Ma) support an epigenetic origin for these occurrences (Wilton, 1996). An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture-filling and breccias.

Extensive areas of hematite + albite and quartz + epidote + actinolite + chlorite alteration in the Kitts - Michelin area are similar to alteration assemblages developed in iron-oxide-copper-gold (IOCG) districts of Paleoproterozoic age (Hitzman *et al.*, 1992; Haynes, 2000). In some of these districts, a peripheral enrichment in uranium has been exploited as an exploration tool to locate copper-gold mineralization. Consequently, fracture controlled uraninite + magnetite mineralization in the Kitts - Michelin area may represent part of a uranium-rich end member of the iron-oxide class of epigenetic deposits.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

11.0   MINERALIZATION

11.1   INTRODUCTION

The Central Mineral Belt of Labrador is one of the most prolific areas of uranium mineralization in Eastern Canada. Approximately 100 metal occurrences are known in the map area held by the Aurora Energy Resources Inc. within 1:50,000 scale NTS map sheets 13J/11-14 and 13K/09 and 16. About 70% are called uranium occurrences and about 20% are called copper occurrences (http://gis.geosurv.gov.nl.ca/mods/mods.asp).

Radioactivity is associated with hydrothermal breccias marked by well oxidised wall rocks and dark hornblende-rich fracture-filling. Commonly radioactivity is proportional to the amount of dark coloured matrix component but in some cases salmon-red, crackle brecciated lithologies are also highly radioactive. The matrix of radioactive breccia includes the assemblage: hornblende + titanite (sphene) + calcite (grey or pink) + magnetite± biotite, garnet, (Fe, Cu, Pb, Zn, Mo)-sulphides, fluorite, uraninite.

Selvages and halos of iron oxide are typically developed, whereas malachite and uranophane staining occur more locally. Net-vein, folded and segmented fabrics are observed in radioactive breccias. Locally, initial fracturing preceded the formation of a late subvertical cleavage and breccias were rotated into the plane of this cleavage to produce thinly banded gneiss with discontinuous mafic layers.

Descriptions of the significant prospects within the CMB Uranium Property are listed in the following sections with any corresponding historical and current resources estimates summarized in Section 19.0 of this report.

11.2   URANIUM PROSPECTS OF THE POST HILL GROUP

Gear Lake Prospect - The Gear Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization first discovered in 1968 is associated with a roughly circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs within sheared metasedimentary rocks over a strike length of 120 m. An average grade of 0.165% U_3O_8 was obtained for one zone of mineralization 30 m long by 4.9 m wide as outlined to a depth of 70 m.

Inda Lake Prospect - The Inda Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization discovered at Inda Lake in 1968 is associated with a prominent circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs on the upper, south-eastern limb of a north-easterly trending anticline which is overturned to the north-west. The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 km between Inda and Knife lakes.

Nash Lake Prospect - The Nash Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

discovered at Nash Lake in 1967 is associated with an oval-shaped U/Th radiometric anomaly 0.7 by 0.3 km in diameter. Drilling during the late 1960's located three zones of mineralization within a shear zone called the Nakit Slide. A dip of 60° east and average width of 1.85 m were reported for the zone. Diamond drill hole NW77-6 in the west extension zone intersected 0.072% U_3O_8 over 3.4 m from 13.4 to 16.8 m, suggesting potential for resource development to the west.

11.3   URANIUM PROSPECTS OF THE ALLIK GROUP

Aurora River Target – The Aurora River target lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake, approximately 10km to the south west of the main Jacques Lake target area. The Aurora River target was originally discovered and explored by Brinex during the years spanning 1979-1981. Work completed by Brinex consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Uraniferous outcrops are found within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone, an east-west oriented shear zone located on the south side of Jacques Lake.

McLean (Jacques Lake) Prospect - The McLean Prospect lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake and was discovered in 1956 by prospector J. McLean working on behalf of Brinex (E. R. Morrison, 1956). Mineralization occurs in felsic and intermediate metavolcanic rocks of the Aillik Group. In 1967, four trenches were dug along a strike length of 165 m on the side hill at an elevation of about 235 m. Results from the sampling of these trenches included 0.06% U_3O_8 across 0.9 m from trench #2 and 0.04% U_3O_8 across 2.1 m from trench #3. Prospector A. Andrews, working on behalf of the Urangesellschaft/Brinex Joint Venture in 1978, identified a dispersal train of twelve radioactive boulders with an average content of 0.32% U_3O_8 near the base of the ridge (McClintock, 1978a and b). Recent work by Aurora in 2004/2005 identified two strong radiometric anomalies along the side hill and at the base of the ridge extending for a distance of 4 km. Subsequent drilling of the anomalies in late 2005 (7 ddh - 2,180.24m) intersected uranium mineralization in 4 of 7 holes and returned a high of 0.10% U_3O_8/9.2m in DDH JL05-05.

Burnt Brook Showing - The Burnt Brook Showing lies within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately southwest of Jacques Lake, and was discovered by L. Michelin in 1979. About 110 m of trenching in 14 trenches were documented. The North, South and Dianne zones are hosted by folded metasedimentary and metavolcanic rocks of the Aillik Group. 1980 results included 0.069% U_3O_8 over 6 m in trench #1 on a zone of intermittent radioactivity 125 m in length and 75 m in width, as constrained by trenching, named the North zone. An assay of 0.155% U_3O_8 over 4.8 m was obtained from metapelite in trench #5 on the South zone of intermittent radioactivity defined by four trenches along a strike length of 250 m.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Emben (Otter Lake) Showings - The Emben (Otter Lake) prospects lie within the southeast portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately west of Otter Lake. Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the east side of the Burnt Lake Granite since the initial discoveries in 1969. One selective grab sample in 1969 from a radioactive boulder assayed 8.49% U_3O_8. Encouraging results by Brinex in 1981 included 0.423% U_3O_8 over 3.0 m in trench #5 across a zone 100 m in strike length called the Emben (Otter) South Zone. Work by Aurora in 2004/2005 identified a broad 500m x 500m radiometric anomaly covering the old Emben Main, Central and South Showings and drilling in 2005 (10 ddh – 2,685.59m) returned a high of 1.0% U_3O_8/0.5m in DDH OL-05-04 at Emben (Otter) South.

Burnt Lake (White Bear Lake) Showings – The Burnt Lake (White Bear Lake) showings lie within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc. They are located on the northern shore of White Bear Lake (formerly Burnt Lake) and consist of the North East Showing, the North Showing, the South Showing and the North West Showing. The project area is marked by a strong U/Th anomaly with a 3 km strike length in an east-west direction and was first explored by Brinex from 1967 through 1978. Mineralization occurs intermittently within felsic metavolcanic rocks of the Aillik Group on the north side of the Burnt Lake granite intrusive. Soil geochemical surveys indicated a large anomaly over the known mineralization and led to the targeting and drilling of 17 diamond drill holes in 1977 for a cumulative total of 564 m. The Brinex drilling returned values up to 0.256 U_3O_8/16.5 m in drill hole 77-7 but these zones were not subsequently tested during follow up drilling and thus present clear targets in the White Bear area for future programs. During the course of 2005 field work, it was found that the highest scintillometer values, and therefore most intense uranium mineralization, were associated with strong to intense, pervasive hematite alteration in variably porphyritic felsic metavolcanics. The 14 samples collected during 2005 program returned a range of uranium values from 10.5 to 6680 ppm U.

Melody Hill Anomaly - A northeasterly trending zone of weak radioactivity, 8 x 1 km in size, straddles Melody Lake in the west central portion of the mineral tenure controlled by Aurora Energy Resources Inc. Within this zone, a 1.0 km dispersal train of radioactive boulders was identified on the southern slope of Melody Hill about 1.4 km northeast of Melody Lake. Historical results for these boulders include an average of 8.4% U_3O_8 from 27 boulders and a high of 28.2% U_3O_8 from a grab sample collected in 2004. Anomalous uranium content in excess of 100 ppm in lake sediments and an intercept of 0.14% U_3O_8/6.0m in DDH 80-44 on the shoreline suggest a possible source area below Melody Lake.

Michelin Deposit - This historic deposit, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., consists of several sub-parallel groups of mineralized zones along a strike length of 1200 metres and to local depths of 700 metres and is open in all directions. The mineralization is largely confined to 150-200 metre thick zone of visibly discernable hematite alteration within a coarse

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

feldspar porphyritic quartz mylonite unit, the boundaries of the zone being essentially conformable with S1 and lithologic contacts. The zones have an average grade of 0.12% U3O8, strike approximately 060º, dip about 55º southeast, and contains higher grade shoots which plunge steeply to the south-southwest, consistent with the regional plunge lineation. The most consistently mineralized material occurs within a 65-metre thick interval located near the upper part of the lower half of the alteration zone. This interval contains up to three higher-grade sub-intervals, separated by lower-grade or essentially un-mineralized material. The alteration zone is marked by a gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization, by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities. Hematization increases significantly proximal to mineralization, with associated disappearance of magnetite and locally pyrite. Uranium normally occurs in microscopic disseminations of uraninite associated with strong hematization.

New drilling by Aurora in 2005 (10 ddh totaling 4,547.19 m) was successful in both confirming the know mineralization above 250 metres and also extending the zone down-plunge to a vertical depth of 700 metres. The best intersection came from DDH M05-006 which returned 0.1% U3O8/63.0m in the heart of the main plunging shoot at a vertical depth of 550 metres. A new 43-101 compliant resource calculation for the zone by RPA in January 2006 shows a Measured and Indicated Resource of 8,957,000 tonnes @ 0.113% U3O8 and an Inferred Resource of 4,116,000 tonnes @ 0.148% U3O8 (RPA, 2006)

Rainbow Deposit - The Rainbow Zone, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccia. Mineralization with an average grade of 0.15%o U_3O_8 occurs over a strike length of 290 m and widths up to 15 m. The main lens as inferred by drilling was 140 m long by 2 to 15 m wide by 79 m deep and is open in all directions.

Michelin East Target – This area, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., was investigated by Brinex staff during the development of the neighboring Michelin Deposit and dozens of the 300 drill holes performed at Michelin fall within the Michelin East target area. Ground work resulted in the discovery of the Chitra Zone, Mikey Lake Zone, and Running Rabbit Zones and follow-up drilling partially tested these zones as well as the a number of the known radiometric anomalies. The best results were 0.11% U_3O_8/6.7m in DDH CH75-2 from the Chitra Zone.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

12.0   EXPLORATION

12.1   2003 EXPLORATION WORK

The Fronteer-Altius Alliance (the **"Alliance"**) was formed in February 2003 to evaluate the potential for iron oxide-copper-gold mineralization in the eastern part of the Central Mineral Belt. The Alliance subsequently acquired 8 mineral licenses through staking in March 2003 and then carried out a limited field visit in July 2003 with Fronteer and Altius personnel to examine and sample the historical metal occurrences on, and adjacent to, the newly acquired mineral land tenure.

On the basis of the observance of widespread hematite alteration and chlorite + epidote + actinolite alteration during the July 2003 field visit, 6 additional mineral licenses were acquired in October 2003 to blanket the Aillik and Post Hill Groups of rocks and an airborne magnetic and radiometric survey was recommended for the 2004 to cover the entire claim group.

12.2   2004 EXPL0RATION WORK

A **12,800 line-km** high resolution airborne magnetometer and gamma-ray spectrometer survey was completed by Fugro Airborne Surveys Corporation on behalf of the Alliance during the summer of 2004. The block of ground surveyed was approximately 70 by 20 km in size and covered the most of the Kitts-Michelin uranium district. Fixed wing and helicopter components to the survey were flown on a line spacing of 200 m. The aanomalies generated by the airborne survey were then prospected, evaluated and ranked in the field by Fronteer and Altius personnel during September 2004. By the end of 2004, approximately $1.06 million had been invested in the project since its inception in February 2003.

The results of the 2004 airborne survey were very encouraging and showed a dozen discreet ovoid-shaped U/Th radiometric anomalies within the Kitts-Michelin uranium district of Labrador. Many of these anomalies pinpointed the location of uranium occurrences such as the Gear, Nash, Inda, Rainbow, and Michelin deposits discovered by Brinex during the late 1960's. Other anomalies of large area and amplitude comparable to that of the Michelin deposit were outlined at Jacques Lake and Otter Lake where mineralization had not been previously drilled.

Findings from the ground follow-up in September 2004 included the following:

a) The uranium mineralization throughout the district is contained in hydrothermal breccias associated with more regionally distributed hematite-albite alteration and most frequently developed in gneiss of the Paleoproterozoic Post Hill and Aillik groups.

b) Radioactivity found on an outcrop scale typically consists of multiple intervals with uranium content of about 0.1 weight % U_3O_8 (or radioactivity of several

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

thousand counts per second) over widths of one to two metres but these intervals were found to be discontinuous along strike.

c) The spherical shape of the airborne radiometric anomalies suggests local thickening of mineralization along more extensive planar zones of discontinuous radioactivity. Structural controls to account for local thickening of the zones of mineralization and for the steep southwest plunge of the mineralization are inferred.

d) Mineralization found in dispersal trains of float commonly exceeds that located in bedrock by an order of magnitude. The exploration record for the Kitts – Michelin area has demonstrated that mineralised float is commonly locally derived. Consequently, discovery of the source of better quality mineralization found in float is the challenge for current exploration programs.

e) Trace element geochemistry of uranium mineralization indicates a strong positive correlation with lead content presumably as the result of the accumulation of radiogenic lead. Although assemblages containing pyrrhotite, pyrite, chalcopyrite, galena, sphalerite or molybdenite have been reported in association with uranium mineralization throughout the district, the content of Cu, Zn and Mo are poorly correlated with uranium content in rock samples. Possibly, uraniferous mineralization is the product of a separate hydrothermal event.

Based on the results of the airborne radiometric survey and the subsequent ground follow-up, the Post Hill, Jacques Lake, Otter Lake–White Bear Lake, Michelin, and Melody Hill areas were identified as project areas with potential for bulk tonnage volcanic-hosted uranium mineralization. A **$5 million (Can)** follow-up program was recommended for 2005 to include:

a) The compilation of all historic Brinex field data in digital form.
b) The digital modeling of the known uranium prospects with historical estimates.
c) The continuing consultation process with local coastal communities and government.
d) A preliminary baseline environmental study of the Michelin site and proposed drill areas.
e) The acquisition of satellite imagery of the area for ground control.
f) The completion of an infill airborne radiometrics and magnetic survey at 50 metre line spacing for the individual project areas
g) The completion of geological and geochemical surveys over the project areas.
h) 10,000 metres of diamond drilling to test targets at Michelin, Jacques Lake and Otter Lake.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

12.3   2005 EXPLORATION WORK

As a follow-up to the positive results generated by the 2003 and 2004 field exploration programs carried out by the Fronteer-Altius Alliance, an aggressive work program was planned for 2005 under the banner of the newly formed Aurora Energy Resources Inc. This work included:

a) **5,783 line-km** of detailed airborne magnetic and radiometric surveying on 50 metres line spacings by Fugro Airborne Survey Corporation over the Michelin, Jacques Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas in July/August 2005.
b) IKONOS air photo imagery capture and geological mapping/geochemical sampling/scintillometer surveys (grid and boulder)/track etch surveying by Aurora personnel at the Michelin, Michelin East, Otter Lake, Jacques Lake, White Bear Lake, Melody Hill and Inda Lake Trend target areas in July/August/September 2005.
c) A **9,402 m 27-hole diamond drill program** carried out by Falcon Drilling using two helicopter-supported fly drills from late August to early November 2005 with focus on the Michelin, Otter and Jacques Lake target areas.

The 2005 Field Program was highly successful in extending both the known zone of mineralization at the historic Michelin Deposit and also discovering new zones in the CMB District through the application of modern ideas and exploration technologies. A brief summary of these findings is given below. The complete results from the 2005 Work Program can be found in the 43-101 report submitted to SEDAR in January 2006 on behalf of Aurora Energy Resources Inc. (Wilton and Cunningham-Dunlop, 2006).

a) Michelin Uranium Deposit

The 2005 drill campaign successfully confirmed the presence of uranium mineralization in the upper portion the historic Michelin A Zone as documented in the previous work by Brinex. The lithologies and assay intercepts in the two new twin holes, TWM05-092 and TWM05-0174, showed an excellent correlation to those reported in the original holes, M-70-92 and M-76-174, providing Aurora staff with a high level of confidence in the caliber of the work carried out by Brinex.

Of the seven new completed holes drilled on the down-plunge extension of the Michelin A Zone, all seven intersected the Michelin mineralization where projected, with comparable and/or higher grades and/or widths to those holes that pierced the upper portion of the zone (*i.e.* **0.11 %U_3O_8/63.45 m** in DDH M05-006).   As a result of this work, the Michelin A Zone has now been extended from a vertical depth of 250 m to almost 700 m, translating into a new dip length of almost 1000 m. The zone remains open for expansion at depth and along strike and the potential for the continuation of the zone below 700 m vertical depth is considered excellent.

30

More work is recommended to: a) infill the 2005 drill pattern to bring the zone to an indicated resource category; b) continue testing the down-plunge extension of the zone to at least 1000 m vertical depth; and c) test similar shoots along strike for similar down-plunge potential.

b) Otter Lake Target

The Otter Lake Target Area was drill tested for the first time in the fall of 2005 as a follow-up to an aggressive summer field program. The Otter Lake target is characterized by a broad 3 km^2 radiometric anomaly with over 700 widespread radioactive boulders and less than 5% bedrock exposure.

Aurora intersected anomalous levels of uranium in four of ten drill holes completed during the drill program in three distinct areas within the main radiometric anomaly. The most encouraging results came from Otter South, where DDH OL-05-04 intersected **1.0% U$_3$O$_8$/0.50 m** as well as a separate interval assaying **0.14% U$_3$O$_8$ over 1.0 m**. The mineralization within this high grade interval was hosted within a deep red, very intensely hematite-altered, strongly foliated, fine-grained, weakly feldspar porphyritic, felsic metavolcanic unit with abundant fine magnetite, pyrite and chlorite as veinlets. The assay from DDH OL-05-04 represents the highest grade drill intercept in an exploration hole to date on the CMB Project (excluding historic Michelin drill holes) and the zone remains open at depth and along strike.

Further work is recommended to test the strike and depth potential of this zone as well as remaining targets within the anomaly.

c) Jacques Lake Target

As with Otter Lake, the 2005 drilling program at Jacques Lake was also the first drilling campaign completed in this area. The Jacques Lake Target is defined by a 4 km long x 400 m wide airborne radiometric anomaly, underlain by a high strain zone in intermediate metamorphosed volcanics with abundant magnetite alteration. Uranium mineralization in outcrop has been mapped at the south-western end of this anomaly over a strike length of approximately 220 m in the northeastern-southwestern direction.

The 2005 drilling targeted the main anomaly and its subsidiary branches and was successful in delineating uranium mineralization over a strike length of 180 m and at a vertical depth of 20-80 m in four of seven holes. The most significant result was returned in DDH JL05-05 with a maximum of **0.10 %U$_3$O$_8$/9.2 m** in JL05-05 on the southern end of the western branch of the anomaly. This result combined with intercepts of **0.10 %U$_3$O$_8$/5.0 m, 0.10 %U$_3$O$_8$/3.0 m, and 0.10 %U$_3$O$_8$/4.0 m** in holes DDH JL05-01, 02 and 03 on the eastern branch of the anomaly, respectively, make this a successful first pass test

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

on this target. All intercepts remain open along strike and at depth, thus further drilling is warranted to follow-up on this target

Based on the results of the 2005 Exploration Program, a further **$14.5 million** follow-up program was recommended for 2006 to identify a single large economic deposit, or series of deposits, in the CMB. The 2006 proposed work included:

a) The metallurgical testing of core rejects from the 2005 drilling campaign at Lakefield Research (February-March, 2006).
b) A 40,000 m diamond drill program at Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Rainbow, Melody Hill, and Inda Lake Trend (April-September, 2006).
c) An ongoing geological mapping and geochemical sampling program throughout the claim group (June-October, 2006).
d) A gravity survey at Melody Hill to identify the source of high grade boulders (April, 2006)
e) An environmental baseline survey and ongoing monitoring program (April-October, 2006)
f) An updated resource calculation and economic study of Michelin deposit (Jan 2007).

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

12.4   2005-2006 ENVIRONMENTAL BASELINE WORK

In 2005, Aurora Resources Energy Inc. contracted Earth Tech Canada to conduct an environmental assessment of the Michelin site prior to the initiation of the exploration drill program. This work included: review of background information on the study area, completion of an inspection of the Michelin area to assess current baseline conditions, completion of two sample sets (July and October 2005) of surface water and lake sediment sampling program in the area of Ranjan Lake and the adjacent lagoon; a Gamma Radiation survey of the waste rock pile, lagoon edges, roads and former building areas.

Field observations indicated that the Michelin study area was relatively clear of large amounts of waste materials.

A review of the surface water analytical data indicated that there was an increasing trend in concentrations of selected parameters between the July and October 2005 monitoring events. In July, values exceeding CCME guidelines were detected at one sample site located immediately below the waste rock pile. In October, values exceeding CCME Guidelines were observed for selected parameters at all sample sites (STN 1, STN 4, and STN 7).

A review of the sediment analytical data indicated that there was a reduction in concentrations in the 2005 data compared to the 1992 data from the same sampling locations.

Data obtained during the 2005 gamma survey generally indicated slightly higher radiation levels in the waste rock areas as compared to the previously reported 1992 decommissioning report data.

As a follow-up to the 2005 work, the 2006 environmental baseline program was designed to develop an environmental baseline report sufficient to support a pre-feasibility study for a uranium mine development at Michelin and satellite exploration sites. To date, the program has included the installation of three weather stations (Michelin, Jacques Lake and Postville), to collect temperature, precipitation, wind direction and velocity. The environmental baseline program has also included a surface water quality sampling and hydrological program in the area of the Michelin and Jacques Lake watersheds, the collection of data on aquatic (fish) habitat, lake sediment samples, fish tissue and aquatic plants samples (to supplement historic data).   Data from the 2006 environmental baseline sampling programs is pending at this time.

Aurora Energy also contracted Gerald Penney Associates Limited of St. John's Newfoundland to conduct a Historic Resources Overview Assessment (Stage 1) of the drill site locations. No archaeological sites were found in the immediate proximity of the drill locations.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

12.5   2006 MELODY HILL GRAVITY SURVEY

12.5.1 Introduction

During the period from April 3rd to April 24th, 2006, GeoScott Exploration Consultants Inc. carried out a Phase I gravity survey on the ice of Melody Lake, located on the Melody Hill property of Aurora Energy Resources Inc. The survey was carried out in an attempt to identify the source of historic high grade boulders in the Melody Lake area, given the density of the high grade mineralization relative to the surrounding rocks.

A follow-up Phase II gravity survey was conducted over the land based portion of the Melody Hill property. This work was carried out from August 21st to September 7th, 2006 and was designed to test the portion of the property not covered during the Phase I gravity survey.

12.5.2 Procedure

The Phase I survey consisted of 492 stations collected over 12 lines covering Jamson Lake and portions of Melody Lake. Lines were spaced at 200m and gravity stations were spaced at 25m along each line. The gravity survey was carried out with a Scintrex CG-5 digital gravity meter. The CG-5 provided the average gravity value over the measurement period, together with the standard deviation and other statistics associated with the measured value. This information was then stored in the CG-5 memory for recovery at night. Gravity readings were reduced for free-air and Bouguer effects; the resulting values are called Bouguer gravity values. The density used in reduction of the gravity data was 2.7 g/cc. Terrain corrections were also applied to the data collected over the area of Melody Lake. Elevations were obtained by use of a Trimble Series 4000 GPS system, with a base station rover and a radio link between base and rover.

The Phase II survey was carried out using the same instrumentation and protocols as the Phase I work program. A total of 868 stations were collected over 16 north east-south west oriented cut grid lines covering the slope to the North and East of Melody Lake.

12.5.3 Discussion

The Bouguer Gravity data showed broad gentle highs under both Jamson and Melody Lakes possibly related to buried mafic intrusives or other rocks with a positive density contrast. The Residual Gravity data showed a number of spot highs which could not easily be correlated from line to line due to the wide line spacing. A number of these spot highs are coincident with uranium anomalies identified from Brinex lake bottom sediment sampling. These coincident gravity and U geochemical anomalies represent potential source areas for the Melody Lake high grade boulder train **(Figure 12.1)**. These targets will be drilled in early 2007.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Results from the Phase I and II gravity surveys have been merged by Geoscott. The resulting residual gravity image shows some subtle anomalies remaining beneath Melody and Jamson Lakes, with very strong anomalies lying to the North of Melody Lake. The subtle gravity anomalies beneath the lakes are coincident with uranium in lake sediment anomalies and will be drill tested in March and April, 2007 pending approval of exploration permits. An additional processing of the merged gravity data will be carried out in order to provide better detail on the anomalies beneath Melody and Jamson Lakes. Modeling of the individual gravity highs will also be carried out prior to 2007 drilling.

**Figure 12.1: Melody Hill Target Area, Shaded Image of Residual Gravity
with station and line locations.**



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

12.6   AURORA RIVER EXPLORATION PROGRAM

12.6.1 Introduction

From August 7th to October 30th, 2006, a preliminary exploration program was carried out over the Aurora River target area. This program consisted of field checks of Brinex mapping and trenching, and geological mapping. The mapping program identified a number of areas of elevated radioactivity within a highly deformed felsic metavolcanic package. A humus survey and limited track etch survey was subsequently carried out over the target area in order to identify additional areas of mineralization **(Figure 12.2)**.

12.6.2 Previous Work

The Aurora River property was originally discovered and explored by Brinex during the years spanning 1979-1981. Work completed consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Work was ceased in 1981, when Brinex abandoned their Labrador holdings. Uraniferous outcrops are found within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone.

12.6.3 Geochemistry

a) Humus: A total of 709 samples were collected over a total of 38 north south oriented gridlines. Gridlines were oriented perpendicular to the dominant foliation in an attempt to detect variations in signal strength along strike. A humus sampling program was completed over the entire strike length of the Aurora River target area. A field grid was established with sample spacing of 25 metres and line spacing of 200m. Grid line length varied from 675 metres to 1275 metres. At each sample location, a scintillometer reading was taken to gauge background radiation values. Sample locations were flagged and benchmarked using a hand-held GPS unit and recorded in Excel spreadsheets.

b) Rock: In order to verify uranium assay values reported by Brinex and distribution of uranium mineralization within radioactive outcrops, a series of 21 rock grab and 8 channel samples were collected from the historic trenches for analysis. The positions of all samples were recorded using handheld GPS units.

12.6.4 Track Etch Survey

A series of 37 track etch pots were laid out in a small grid pattern over a swamp adjacent to radioactive outcrops in order to test the effectiveness of this technique in the Aurora River area. The track etch pots were laid out in a north-south grid, with spacing between locations of 25 metres and grid dimensions of 150 x 200 metres.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Figure 12.2: Location of Aurora River Humus, Rock and Track Etch Samples



12.6.5 Discussion

a) General - The Aurora River Project is characterized by two subtle airborne radiometric anomalies coincident with a narrow, east-west trending aeromagnetic anomaly that has a strike length of nine kilometres. Mapping in the vicinity of historical Brinex trenches, at the western end of the aeromagnetic anomaly, has demonstrated that uranium mineralization occurs within a mylonitic ductile shear zone, the Aurora River Shear Zone that deforms intercalated felsic and mafic rocks of the Aillik Group **(Figure 12.3).** Mineralization in the Brinex trenches is located above distinctive magnetic highs within the aeromagnetic anomaly. Grab samples from the trenches have assayed up to 13% U_3O_8 and scattered outcrops along the strike of the shear zone, between the two trench clusters, have scintillometer measurements up to 6000 cps. Unfortunately, outcrop exposure is minimal in this area due to extensive bogs and vegetation cover, making it difficult to discern the extent of mineralized zones.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Figure 12.3: Geology of the Aurora River Target


321000 mE
321500 mE
322000 mE
322500 mE
323000 mE
323500 mE
6061500 mN
6061000 mN
6060500 mN
Granite
Granite - foliated
Shear Zone Boundary
Felsic Metavolcanic - mylonite
Limit of Mapping
Limit of Mapping
Mafic Intrusives
Felsic metavolcanic - lapilli tuff
Felsic Metavolcanic - Coarse grained
Scale 1:10,000

The Aurora River Shear Zone is characterized by a penetrative C-plane foliation that has an orientation of 084\75 RH. Amphibole, and locally quartz, defines a penetrative mineral lineation that is considered to approximate the x-axis of the associated strain field. Two populations of amphibole lineations may be distinguished from their distinct orientation patterns: 1. 70-142 and 2. 65-179. This indicates a polyphase displacement history for the shear zone that includes both a dextral and sinistral strike-slip component, respectively. Exposure of the XZ-plane is limited, but where it is exposed winged porphyroclasts are common and consistently indicate reverse displacement of the shear zone.

Hematite and amphibole alteration associated with uranium mineralization is strongly controlled by the shear zone fabric and is related to the brecciation along the margins of felsic and mafic lithic domains. These textural relationships suggest that mineralization in the Aurora River Shear Zone is late kinematic. Over pressurized shear zone fluids may have formed a fault-valve type mechanism that caused the localized brecciation. Corresponding, abrupt, physio-chemical changes to the environment of the mineralized fluids were probably an important control on the generation of the shear zone hosted uranium mineralization.

The high assay values from the surface trenches indicate good potential for economic mineralization at Aurora River. However, the radiometric response over the

38

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

target areas is subdued and does not seem to reflect the assay values. The reason for the reduced radiometric anomaly is not known, but it is speculated that the low abundance of boulders in the area may reduce the airborne radiometric signature of bedrock hosted uranium mineralization.

b) Geochemistry - The results of the humus survey are pending. The results from the rock sampling confirmed existing zones of mineralization and no new areas of anomalies were identified.

c) Track Etch – The track etch survey produced results ranging from 4 to 2898 tracks per mm^2. The majority of the 34 results were between 2and 200 tracks per mm^2. The highest result of 2898 tracks per mm^2 falls in the North Eastern corner of the test area. The variations in results may indicate the distribution of subsurface radioactive material, or, may represent varying depths of overburden.   The results from the test survey are inconclusive with respect to detecting subsurface uranium mineralization in the Aurora River target area.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

13.0 DIAMOND DRILLING

From May 9th through November 7th, an extensive diamond drilling program was completed on the CMB Uranium Property to test the Michelin, Jacques Lake, White Bear, Rainbow, Gear, Inda and Nash properties. A total of **120 diamond drill holes totaling 46,077.74 metres** were completed utilizing 6 helicopter supported drill rigs over the course of the program, these holes and their results are discussed within the context of this report

A breakdown of the drilling by area is given in the following sections and details of the collar locations and assay composites constitute **Appendices III and IV.** Assay certificates are available on file at the Aurora Energy Resources Inc. office in Vancouver, BC.

13.1 Michelin Target Area

13.1.1 Introduction

Over the course of the 2006 field season, a total of **41 diamond drill holes** totaling **24,999.83 m** were drilled in the Michelin Deposit area (**Figure 13.1**). This total includes three drill holes that were lost prior to intersecting the mineralized zone, and were completely re-drilled. One drill hole was wedged with the wedged portion termed a separate drill hole. Wedging attempts were unsuccessful on two additional drill holes that were lost prior to reaching the mineralized zone, these remain open for further wedging attempts in 2007. Drilling commenced on May 9th and finished on November 7th, 2006.

The goal of the 2006 drill program was to continue to extend the known zones of uranium mineralization below the previously tested vertical depth of 700 m, and to infill the inferred resource defined in 2005. To that end, 18 holes were drilled on the 2005 extension of the A Zone to infill the zone between 250 m and 700 m vertical depths. 21 holes were drilled to extend the mineralization down-plunge, and two holes were drilled to test for additional mineralized shoots to the east of the A-Zone mineralization. Details of the individual holes are listed in **Table 13.1** and in the following summaries.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Figure 13.1: Michelin Target Area, Plan Map of 2006 DDH Locations



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Table 13.1: Summary of 2006 Michelin Drilling

Hole_ID	UTM_East	UTM_North	Elev (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, Zone 21						
M06-009	307111	6052157	340	332	-57	441.05
M06-010	307111	6052157	340	332	-67	450.19
M06-011	307049	6052118	340	332	-51	428.55
M06-012	306996	6052094	341	332	-56	431.90
M06-013	307049	6052118	340	332	-69	459.64
M06-014	306996	6052094	341	332	-71	465.73
M06-015	306926	6052093	337	332	-58	419.10
M06-016	306996	6052094	341	332	-79	551.08
M06-017	306926	6052093	337	332	-74	437.69
M06-018	307377	6052219	342	332	-59	522.00
M06-019	307049	6052118	340	332	-77	578.51
M06-020	306893	6052016	336	332	-77	118.05
M06-020A	306893	6052016	336	330	-63	450.49
M06-021	307049	6052118	340	332	-81	581.86
M06-022	306971	6051677	346	328	-73	895.53
M06-023	306671	6051808	331.5	330	-55	553.82
M06-024	306926	6052093	337	332	-80	505.05
M06-025	306882	6051643	345	324	-71	827.23
M06-026	306781	6051590	343	324	-73	883.31
M06-027	306997	6051949	339	324	-71	840.03
M06-028	306997	6051949	339	332	-77	644.96
M06-029	306781	6051590	343	334	-85	965.30
M06-030	307073	6051940	343	324	-73	511.00
M06-030A	307073	6051940	343	324	-72	675.74
M06-031	306797	6051375	345	322	-79	1050.34
M06-032	306781	6051590	343	334	-76	753.58
M06-033	307303	6052060	340	320	-71	694.03
M06-034	306797	6051375	345	322	-60	581.56
M06-035	307073	6051940	343	324	-79	730.61
M06-036	307051	6051818	349	320	-68	296.88
M06-036A	307051	6051818	349	320	-72	776.02
M06-037	306953	6051823	342	320	-64	642.21
M06-038	306903	6051733	345	320	-59	441.67
M06-038A	306903	6051733	345	320	-58	228.55
M06-039	306953	6051823	342	320	-70	718.41
M06-040	306808	6051671	345	320	-62	671.78
M06-041	306903	6051733	345	320	-66	716.79
M06-042	306953	6051823	342	320	-79.5	767.49
M06-043	306808	6051671	345	320	-75	749.20
M06-044	306903	6051733	345	320	-77	785.47
M06-045	306731	6051613	342	316	-77	757.43
						24,999.83

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

13.1.2 Drill Hole Summaries

M06-009   **Az:** 332° **Dip:** -57°   **E:** 307111 **N:** 6052157   **EOH:** 441.05 m

       Drilled on the site of M05-001, this was the first drill hole designed to delineate the resource addition indicated by the 2005 drilling. Elevated radioactivity was intersected from 306.56-412.2m, with significant levels from 360.04-382.58m. The zone assayed 0.077% U3O8 over a true thickness of 20.3 metres, centered at 8+50W and +34m elevation.

M06-010   **Az:** 332° **Dip:** -67°   **E:** 307111 **N:** 6052157   **EOH:** 450.19 m

       Drilled on the same set-up as M06-009, this hole was drilled as part of the delineation phase of the 2006 program to test the upper eastern edge of the main mineralized zone on section 8+67W. It undercut drill hole M06-009 by approximately 50 metres. M06-010 intersected a single mineralized zone from 386.34 to 420.85 metres, interrupted by 5 metres collectively of barren mafic dikes. This interval assayed 0.116% U3O8 over a true thickness of 24.5m, centered at -23m elevation and 8+52W. M06-010 should be undercut with at least another drill hole, as it certainly did not define the lower edge of the main Michelin mineralization.

M06-011   **Az:** 332° **Dip:** -51°   **E:** 307049 **N:** 6052118   **EOH:** 428.55 m

       Drilled on the site of M05-002C, this hole was drilled on section 9+40W to provide an intersection 50 metres above drill hole M05-002C. M06-011 intersected three mineralized zones from 355.5 to 401.2 metres, which fit almost perfectly with the three intersections in drill hole M05-002C, and in overlying historic drill hole M-79-135. The interval assayed 0.085% U3O8 over a true thickness of 42 metres, and is centered at +50m elevation and 9+41W.

M06-012   **Az:** 332° **Dip:** -56°   **E:** 307111 **N:** 6052157   **EOH:** 431.90 m

       This hole was collared on the site of M05-003 to drill test the Michelin ore body above M05-003. The hole cored the typical Michelin sequence of felsic metavolcanics cut by several sets of mafic dykes, both pre/syn and post kinematic. Elevated radioactivity was intersected in strongly hematite altered felsic volcanics from 355-383 m and 392-410m.   The collective interval assayed 0.074% U3O8 over a true thickness of 51 metres, and is centered at +36m elevation and 9+82W.

M06-013   **Az:** 332° **Dip:** -69°   **E:** 307049 **N:** 6052118   **EOH:** 459.64 m

       Drilled on the location of M05-002C, M06-013 was part of the Michelin Infill program to test the upper portions of the Michelin zone mineralization. Sampling of drill core for assay began at 361.0m and was relatively continuous until the EOH. The main Michelin zone mineralization was intercepted at 407.4 m and continued for roughly 42m

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

until 449m. This zone assayed 0.208% U3O8 over a true thickness of 42 metres. The intersection is centered at 9+19W and -47 metres elevation.

M06-014   Az: 332° **Dip:** -71°   **E:** 306996 **N:** 6052094   **EOH:** 465.73 m

The drill hole was designed to provide an intersection of the Main Zone mineralization at -70m elevation on section 9+85W. The drill hole intersected two zones of significant mineralization at 384.11-398.37m and 427.7-443.15m, which correspond to the two zones in overlying drill hole M05-003. The mineralized interval assayed 0.071% U3O8 over a true thickness of 47 metres, and occurs at an elevation of -38m at 9+92W.

M06-015   Az: 332° **Dip:** -58°   **E:** 306926 **N:** 6052093   **EOH:** 419.10 m

The proposed target for this hole was at +40m elevation on section 10+45W. The drill hole intersected the upper mineralized lens at 332.46-338.7m, and a weak zone at 373.1-376.7m. This mineralization represents the upper edge of the Main Zone. The upper lens assayed 0.189% U3O8 over a true thickness of 5.0 metres, and is centered at +51m elevation and 10+43W. The lower lens assayed 0.102% U3O8 over a true thickness of 3 metres, with an intermediate 1-metre thick zone of 0.123% U3O8.

M06-016   Az: 331° **Dip:** -79°   **E:** 306996 **N:** 6052094   **EOH:** 551.08 m

The drill hole was designed to provide an intersection of the Main Zone at -120m elevation on section 9+85W. It intersected a significant zone of mineralization from 442.78-502.2m, which assayed 0.177% U3O8 over a true thickness of 49 metres. The mineralized interval plots at -116m elevation and 9+95W.

M06-017   Az: 331° **Dip:** -74°   **E:** 306926 **N:** 6052093   **EOH:** 437.69 m

The planned intersection of the Main Zone mineralization for this drill hole was at -40m elevation at 10+50W. M06-017 cut the zone from 358.9-406.35m, comparable to the intersections in drill holes M05-004 and M05-005 above and below it respectively. The mineralized interval plots at -25m elevation and 10+54W, and assayed 0.109% U3O8 over 35 metres true thickness.

M06-018   Az: 332° **Dip:** -59°   **E:** 307377 **N:** 6052219   **EOH:** 522.0m

M06-018 was designed to test the down-plunge extension of near-surface mineralization that occurs east of the Michelin Main Zone, at a target point of -25m elevation on section 6+00W. The drill hole also undercut the South Zone mineralization, which was not closed off by previous drilling. Sporadic, very weak mineralization was intersected at the position of the South Zone, with traces of mineralization continuing intermittently to 461.07m depth, which was the capacity of the 1000 drill rig. The drill hole was later re-entered with a larger drill rig, and continued to 522m depth. It intersected 0.282% U3O8 over a true thickness of 3.5 metres, centered at -36m elevation

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

and 5+53 W. Nine metres lower in the drill hole is an intercept of 0.126% U3O8 over a 1.1-metre thickness.

M06-019   **Az:** 330° **Dip:** -77°   **E:** 307049 **N:** 6052118   **EOH:** 457.89 m

The drill hole was designed to intersect 100 metres below M05-002C (-90m elevation) on 9+20W. The hole was drilled to a depth of 457.89m, where the rods became stuck and could not be retrieved. The hole was temporarily abandoned until NQ rods could be brought to site to ream down over the BTW so that they could be retrieved and the hole completed. M06-016 ended in 18.65m (439.24-457.89) of strong mineralization. A second attempt was made to pull the rod string out, which succeeded in bringing up the string minus half the crown. The strongly mineralized zone continued to 480.5m, giving a 40m zone of strong mineralization comparable to holes M06-013 and M06-016. The mineralized interval plots at 9+30W and is centered at -100m elevation. It assayed 0.239% U3O8 over a true thickness of 36 metres.

M06-020   **Az:** 332° **Dip:** -63°   **E:** 306893 **N:** 6052016   **EOH:** 118.05 m

The drill hole was designed to test the upper edge of the Main Zone at 50 metres above M05-007 at 11+30W. The drill hole was lost at 118.05m when the hole could not be re-entered after pulling the rods.

M06-020A   **Az:** 332° **Dip:** -63°   **E:** 306893 **N:** 6052016   **EOH:** 450.49 m

M06-020A is a re-drilling of M06-020, after moving the drill rig 0.25 metres to the east of the original drill hole. The hole intersected almost precisely where it was planned on the western hanging wall fringe of the mineralized zone. The upper lens is represented by 0.2% U3O8 over a true thickness of 5 metres, centered at 11+23W and 7m elevation. The rest of the Main Zone is represented by weakly elevated uranium values, with scattered 1-metre intervals of up to 0.095% U3O8.

M06-021   **Az:** 331° **Dip:** -81°   **E:** 307049 **N:** 6052118   **EOH:** 581.86 m

The planned intersection for this drill hole was at -150m elevation and 9+20W, 50 metres below M06-019. The hole intersected the mineralized zone on section 9+20W but at -140m elevation. The mineralized intersection was not as thick in this hole as it pierced the zone closer to the footwall fringe. The intersection consisted of 0.16% U3O8 over a true thickness of 19 metres.

M06-022   **Az:** 328° **Dip:** -73°   **E:** 306997 **N:** 6051677   **EOH:** 895.53m

M06-022 was designed to test the down-plunge extension of the Main Zone mineralization at -400 metres elevation on section 11+50 W. The drill hole deviated severely to the east, intersecting the favorable horizon very close to its bottom edge. The intersection consisted of 0.143% U3O8 over a true thickness of 1.5metres, centered at -424 metres elevation and 10+69 W.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

M06-023   **Az:** 330° **Dip:** -55° **E:** 306671 **N:** 6051808   **EOH:** 553.82m

This drill hole was designed to test the down-plunge potential of near-surface mineralization that occurs west of the Main Zone. It intersected only traces of mineralization on the favorable horizon, with the pierce point centered at -24 metres elevation and 13+68 W.

M06-024   **Az:** 332° **Dip:** -80° **E:** 306926 **N:** 6052093   **EOH:** 505.05m

M06-024 was designed to intersect -85 metres elevation on section 10+50 W, 50 metres below drill hole M06-017. It intersected 0.116 % U3O8 over a true thickness of 29 metres, centered at -66 metres elevation and 10+58 W.

M06-025   **Az:** 325° **Dip:** -71° **E:** 306882 **N:** 6051643   **EOH:** 827.23m

This drill hole was designed to test the down-plunge extension of the Michelin Main Zone on section 12+50 W at the -400-metre elevation level. It intersected a 50.15-metre section of mineralization centered at 12+40 W and -316 metres elevation. The mineralization assayed 0.102% U3O8 over a true thickness of 48 metres, with the best values concentrated in the upper 24 metres of the zone.

M06-026   **Az:** 324° **Dip:** -74° **E:** 306781 **N:** 6051590   **EOH:** 883.31m

The drill hole was targeted to test the down-plunge extension of the Michelin Main Zone at an elevation of -400 metres on section 13+50 W, 100 metres to the west of M06-025. It intersected 0.274% U3O8 over a true thickness of 12 metres on the upper lens. The mineralization is centered at -376 metres elevation and 13+24 W. The lower part of the zone contained only traces of mineralization, with a best value of 0.053% U3O8.

M06-027   **Az:** 324° **Dip:** -71° **E:** 306997 **N:** 6051949   **EOH:** 840.03m

The target for this drill hole was an elevation of -175 metres on section 10+00 W. It intersected strong mineralization from 533.3 to 576.99 metres depth, which assayed 0.168% U3O8 over a true thickness of 37 metres. The mineralization is centered at -176 metres elevation and 10+55 W. Higher up in the drill hole, at 452.28m, some hematitization and mineralization is associated with a narrow breccia zone with a chlorite matrix. This material assayed 0.689% U3O8 over a thickness of 0.25 metres. M06-027 was continued an extra 200 metres into the footwall to check for additional zones of mineralization below the Main Zone.

M06-028 **Az:** 324° **Dip:** -77° **E:** 306997 **N:** 6051949 **EOH:** 644.96m

The drill hole was designed to intersect 50 metres below M06-027, at -230 metres elevation on section 10+50 W. It intersected mineralization from 567.83 to 593.64 metres depth, assaying 0.085% U3O8 over a true thickness of 22 metres. The intersection is centered at an elevation of -205 metres on 10+48 W. It represents a weaker spot in the Main Zone.

M06-029 **Az:** 324° **Dip:** -85° **E:** 306781 **N:** 6051590 **EOH:** 965.3m

The drill hole was started from the same collar as M06-026, and designed to hit the mineralized zone 150 metres deeper at -550m elevation, section 13+50 W. It cut very weakly altered and mineralized material at the favorable horizon, with a best intercept of 0.097% U3O8 over a true thickness of 1 metre. This mineralization is centered at -516 metres elevation on 13+33 W. The results from M06-029 suggest that the Michelin Main Zone either has a shallower plunge than projected, or is dissipating at this depth.

M06-030 **Az:** 324° **Dip:** -73° **E:** 307073 **N:** 6051941 **EOH:** 511.15m

The drill hole was designed to intersect 50 metres below M05-006, at -220 metres elevation on section 9+90 W. The drill hole was lost at 511.15 metres depth when the drill platform collapsed and the core barrel became stuck in the hole and could not be retrieved.

M06-030A **Az:** 320° **Dip:** -73° **E:** 307073 **N:** 6051941 **EOH:** 675.74m

M06-030 was re-drilled as M06-030A after turning the drill rig about 4 degrees west to get away from the M06-030 casing. The drill hole intersected three zones of mineralization similar to, but less strong, than overlying drill hole M05-006. Collectively the zones comprise a true thickness of 32 metres, and assayed 0.116% U3O8. The mineralization is centered at -216 metres elevation and 10+01 W.

M06-031 **Az:** 322° **Dip:** -76° **E:** 306797 **N:** 6051375 **EOH:** 1050.34m

Target elevation for this drill hole was -550 metres on section 14+50 W, designed to test the down-plunge potential of the Main Zone mineralization. M06-031 intersected only weak mineralization on the favorable horizon, with a best intercept of 0.068% U3O8 over a true thickness of 1.5 metres. This intercept is centered at -580 metres elevation on 14+40 W. These results, along with M06-029, suggest that the Michelin mineralization does not continue along the projected plunge.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

M06-032   **Az:** 324° **Dip:** -65° **E:** 306781 **N:** 6051590 **EOH:** 753.58m

M06-032 was designed to intersect the Michelin horizon at an elevation of -250 metres on section 13+50 W, to test whether the Main Zone mineralization has a shallower plunge than projected. The drill hole deviated 140 metres east of section, and so did not adequately test the intended target. It did intersect the Main Zone mineralization, cutting a true thickness of 17 metres that assayed 0.261% U3O8. The intersection is centered at -244 metres elevation on 12+83 W.

M06-033   **Az:** 320° **Dip:** -71° **E:** 307303 **N:** 6052060 **EOH:** 694.03m

The drill hole was designed to test the Michelin horizon at an elevation of -200 metres on section 7+00 W, east of the Main Zone mineralization. M06-033 intersected a wide zone of weak mineralization corresponding to the target horizon, with higher-grade values restricted to narrow intervals throughout the zone. The best mineralization assayed 0.075% U3O8 over a true thickness of 8 metres, and is centered at -276 metres elevation and 7+27 W. These results indicate that mineralization does persist east of the Main Zone.

M06-034   **Az:** 322° **Dip:** -60° **E:** 306797 **N:** 6051375 **EOH:** 581.56m

M06-034 was drilled at a shallower angle from the M06-031 platform, and designed to intersect section 14+50 W at an elevation of -350 metres, to test whether the plunge of the Main Zone is less steep than projected. The drill hole was lost at 581.56 metres when problems were encountered with the drill platform, and the core barrel was lost in the bottom of the hole. An attempt was made to spud a new hole above the core barrel, without using a bypass wedge, but failed because of the flexibility of the BTW rods. A drill rig was later moved back onto this platform, and a bypass wedge was set at 574 metres. An attempt to drill past the wedge was unsuccessful, so a second wedge was set 535 metres. Drilling past this wedge was also unsuccessful when the rods got stuck in the hole before penetrating past the wedge. The drill hole has been abandoned for 2006.

M06-035   **Az:** 324° **Dip:** -79° **E:** 307073 **N:** 6051941 **EOH:** 730.61m

M06-035 was drilled from the M06-030A platform to test the Michelin horizon 50 metres below that drill hole. The drill hole did not flatten as anticipated, and intersected 26 metres lower than planned, closer to the lower edge of the Main Zone. It cut a 9-metre true thickness of 0.170% U3O8, centered at -291 metres elevation and 9+92 W.

M06-036   **Az:** 320° **Dip:** -68° **E:** 307051 **N:** 6051818 **EOH:** 296.88m

M06-036 was designed to intersect the Michelin horizon between previous drill holes M06-028 and M05-008D, on section 10+45W. Due to excessive flattening the drill hole had to be stopped at 296.88m, as the intersection of the mineralization would have coincided with existing drill hole M06-027, about 100 metres higher than planned.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

M06-036A   **Az:** 320° **Dip:** -72°   **E:** 307051 **N:** 6051818   **EOH:** 776.02m

The drill rig was steepened to -72 degrees on the M06-036 site, and the hole re-started for a second attempt at the intended target. This hole refused to flatten, but did deviate significantly to the east, resulting in an intersection very close to the lower edge of the zone, and not close to the target. It cut a 6.5-metre true thickness of 0.107% U3O8, centered at -320 metres elevation and 10+20 W. The space between holes M06-028 and M05-008D has still not been adequately tested.

M06-037   **Az:** 320° **Dip:** -64°   **E:** 306953 **N:** 6051823   **EOH:** 642.21m

This drill hole was designed to test the Michelin horizon 100 metres below M05-007, at -175 metres elevation on section 11+30 W. It intersected 0.091% U3O8 over a true thickness of 34.5 metres, centered at -172 metres and 11+57 W.

M06-038   **Az:** 320° **Dip:** -59°   **E:** 306903 **N:** 6051733   **EOH:** 441.67m

M06-038 targeted the Michelin horizon at -150 metres elevation on section 12+00 W. The core barrel was stuck in the hole at 441.67m and could not be retrieved.

M06-038A   **Az:** 320° **Dip:** -59°   **E:** 306903 **N:** 6051733   **EOH:** 663.55m

M06-038A was wedged from M06-038 at 431 metres depth, in order to bypass the stuck core barrel and complete the hole; an earlier attempt to ream NQ down over the BTW rather than wedging was unsuccessful. The drill hole intersected %U3O8 over a 4.6-metre true thickness on the upper lens, and two weaker zones of %U3O8 over 1.43 metres, and %U3O8 over 2.6 metres on the lower lens. The upper lens is centered at -96 metres elevation on 11+94 W.

M06-039   **Az:** 320° **Dip:** -70°   **E:** 306953 **N:** 6051823   **EOH:** 718.41m

This drill hole was designed to test the Michelin horizon at -200 metres elevation on section 13+00 W. It intersected %U3O8 over a true thickness of 31 metres, centered at -240 metres elevation and 11+48 W. A zone of weaker mineralization, assaying % U3O8 over a true thickness of 6.2 metres, was intersected lower in the hole at 676.1 to 683.1 metres.

M06-040   **Az:** 320° **Dip:** -62°   **E:** 306808 **N:** 6051671   **EOH:** 671.78m

This drill hole targeted the Michelin horizon at an elevation of -180 metres on section 13+11 W. M06-040 flattened excessively and ended up near the top edge of the Main Zone. It intersected a true thickness of 9 metres of % U3O8, centered at 12+89 W and -129 metres elevation.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

M06-041   **Az:** 320° **Dip:** -66°   **E:** 306903 **N:** 6051733   **EOH:** 716.79m

M06-041 was designed to undercut M06-038 on section 12+21 W. Upper lens mineralization started at 634.78m and assayed % U3O8 over 15.5 metres true thickness, centered at -204 metres elevation and 12+29 W.   Two thin zones of lower-grade mineralization occur intermittently down to 679.59m, representing the middle and lower lenses. These zones assay % U3O8 over metres true thickness, and % U3O8 over metres true thickness respectively.

M06-042   **Az:** 320° **Dip:** -79.5°   **E:** 306953 **N:** 6051823   **EOH:** 767.49m

M06-042 was drilled to undercut M06-039 on section 11+41 W. The drill hole cored 38.8 metres of mineralization from 689.0 to 727.8 metres depth. This material assayed % U3O8 over a true thickness of 29 metres, and is centered at -329 metres elevation and 11+47 W.

M06-043   **Az:** 320° **Dip:** -77°   **E:** 306808 **N:** 6051671   **EOH:** 749.2m

The drill hole was designed to undercut M06-040 at an elevation of -300 metres on section 13+00 W. It cored 21.7 metres (21 metres true thickness) of mineralization from 699.92 to 721.62 m, that assayed % U3O8. The mineralization is centered at -305 metres elevation and 13+03 W.

M06-044   **Az:** 320° **Dip:** -77°   **E:** 306903 **N:** 6051733   **EOH:** 785.47m

M06-044 was designed to undercut drill hole M06-041 at -340 metres elevation on section 12+21 W.   It intersected 47.81 metres (40.5 metres true thickness) of mineralization from 713.9 to 761.71 m. The mineralization assayed % U3O8, and is centered at -339 metres elevation and 12+12 W.

M06-045   **Az:** 316° **Dip:** -79°   **E:** 306731 **N:** 6051613   **EOH:** 757.43m

M06-045 was designed to intersect the Michelin mineralized horizon at -400 metres elevation on section 14+00W. This position would extend the mineralization 75 metres west of previous intercepts. The hole was drilled to 757.43 metres, where the core barrel was lost in the drill hole. An attempt was made to set a bypass wedge in order to complete the drill hole. The pine plug was set on top of the core barrel at 750.7 m. When the wedge was being lowered it hit an obstruction at 704.4 metres depth and the wedge was sheared off from the dropper. Attempts to push the wedge to the bottom of the hole were unsuccessful, and wedging at this depth was not possible because the wedge rotated when attempting to bullnose past it. There were no other wedges on site so the drill hole was abandoned until 2007.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

13.1.3 Discussion

The 2006 drilling beneath the Michelin deposit provided encouraging results **(Figure 13.2, Figure 13.3 and Table 13.2)**. The 2006 infill phase of the program verified the consistency of the area of mineralization indicated by the 2005 drilling, both in thickness and grade. The mineralized intervals ranged in true thickness from 5 m in M06-015 to a maximum of 49 m in M06-016. The new drilling was also successful in increasing the grade of uranium mineralization within the known resource area by identifying a higher grade core to this zone (e.g. 0.208 % U3O8 over 42 metres true thickness in M06-013).

The 2006 deep exploration drilling phase extended the Main Zone mineralization an additional 250 metres down-plunge beyond the 2005 indicated resource. This new area of mineralization was intersected in eleven drill holes with results similar to 2005 drill holes. Three initial drill holes, targeting the projected plunge of the Main Zone, intersected only the very bottom edge of the zone, indicating that the plunge has shallowed significantly.

Uranium mineralization in the Michelin drill holes is strongly associated with intense, pervasive albitization and hematite alteration, an increase in actinolite, pyroxene and calcite, and de-silicification in strongly foliated felsic metavolcanic rocks. In non-mineralized zones above the Michelin ore body, abundant magnetite is present both with actinolite + calcite veining and disseminated within a felsic metavolcanic rock lacking hematite alteration. This magnetite is significantly decreased in the mineralized zones, as is the normal trace amounts of pyrite.

Uranium mineralization generally consists of a broad zone of averaging approximately 0.12 %U_3O_8, enveloping three lenses, ranging in width from 5 to 20 m each, with grades ranging from 0.13 %U_3O_8 to 0.53 % U_3O_8. The 2006 drilling has shown that some of these zones coalesce deeper in the deposit forming a more consistent mineralized horizon (as observed in M06-019).

The drill holes at Michelin displayed a wide range of deflections, both in azimuth and dip, commonly with poor correlation between the amounts of deflection, even in closely spaced adjacent drill holes. The deflections ranged between 5 and 44.4° to the northeast in azimuth, and between 6 and 33.5° in dip. The switch to NQ core or controlled drilling techniques may be appropriate for future programs.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Figure13.2: Michelin Main Property DDH Section 9+40W, with major lithological units and assay histograms.



Figure 13.3: Michelin Target Area, DDH Vertical Section



SW
NE
M-06-38A
0.31 % U3O8 over 4.6 m
M-06-41
0.20 % U3O8 over 9.7 m
M-06-42
0.11 % U3O8 over 39.0 m
M-06-44
0.20 % U3O8 over 21.8 m and
0.13% U3O8 over 16.0 m
M-06-43
0.23 % U3O8 over 17.8 m
0
100
200
metres
Contours: % U3O8 x True thickness (m)
9
6.5
5
4
3.5
3
2.5
1.5
1
0.5
aurora
energy to change the world
MINC Interpolation - 5m grid cell size
Michelin Long Section as of 3 January, 2007

Table 13.2: Summary of 2006 Michelin Assay Composites

Hole ID	From	To	Interval	%U3O8
M06-009	360.86	371.86	11.00	0.11
and	380.16	382.59	2.43	0.12
M06-010	394.71	413.38	18.67	0.14
including	402.28	408.39	6.11	0.22
M06-011	358.76	360.92	2.16	0.19
and	372.31	380.13	7.82	0.12
and	389.08	401.20	12.12	0.15
M06-012	355.00	366.00	11.00	0.16
and	390.00	406.72	16.72	0.10
M06-013	408.00	456.50	48.25	0.21
including	408.00	421.75	13.75	0.20
and including	427.00	436.50	9.50	0.29
and including	443.00	456.50	13.50	0.25
M06-014	428.64	442.75	14.11	0.20
and	387.64	394.64	7.00	0.15
M06-015	332.46	337.60	5.14	0.19
and	373.10	376.40	3.30	0.10
M06-016	442.63	502.02	59.39	0.18
including	446.69	458.12	11.43	0.25
M06-017	370.32	406.35	36.03	0.11
including	374.04	381.20	7.16	0.27
M06-018	462.85	466.74	3.89	0.28
and	476.00	477.10	1.10	0.13
M06-019	437.40	481.10	43.70	0.24
including	454.10	460.42	6.32	0.53
M06-020A	377.63	382.76	5.13	0.20
M06-021	494.30	520.50	26.20	0.16
M06-022	844.32	846.28	1.96	0.14
and	854.64	854.85	0.21	0.27
M06-024	399.13	434.15	35.02	0.12
M06-025	728.53	754.10	25.57	0.16
and	760.73	762.76	2.03	0.11
and	771.76	772.83	1.07	0.10
M06-026	772.90	786.30	13.40	0.27
including	774.90	781.30	6.40	0.41
M06-027	533.30	576.99	43.69	0.17
and	452.28	452.53	0.17	0.69
M06-028	567.83	579.59	11.76	0.12
and	588.09	595.64	7.55	0.11
M06-029	888.43	889.43	1.00	0.10
M06-030A	597.89	633.87	35.98	0.12
including	597.89	602.84	4.95	0.13
and incl	613.95	620.92	6.97	0.34
and incl	629.87	633.87	4.00	0.22

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

M06-031	991.00	992.50	1.50	0.07
M06-032	703.02	720.29	17.27	0.26
M06-033	667.17	671.17	4.00	0.11
and	674.96	676.82	1.86	0.10
M06-034	Incomplete hole			
M06-035	658.30	668.80	10.50	0.16
including	658.30	663.30	5.00	0.22
M06-036A	726.94	733.97	7.03	0.11
M06-037	581.00	591.85	10.85	0.19
M06-038	604.26	608.86	4.60	0.31
M06-039	622.18	657.34	35.16	0.15
including	622.18	637.97	15.79	0.24
M06-040	617.51	626.71	9.20	0.17
M06-041	635.78	645.42	0.200	9.64
M06-042	689.00	728.00	0.108	39.00
including	689.00	701.00	0.166	12.00
and incl.	714.00	728.00	0.135	14.00
M06-043	700.43	718.18	0.232	17.75
M06-044	713.75	735.58	0.199	21.83
and	745.71	761.71	0.134	16.00
M06-045	Hole Not Completed			

13.2   WHITE BEAR TARGET AREA

13.2.1 Introduction

A total of **17 diamond drill holes** were completed in the 2006 field season on the White Bear Property. A helicopter supported F-1000 hydraulic drill produced **2,985.95 m** of core from 15 different locations on the property **(Figure 13.4**). The initial four holes (*Phase I*) were carried out between June 26th and July 7th, 2006 with a total of 693.73 m drilled. A further 13 holes (*Phase II*) were drilled from September 17th to October 16th, 2006 which produced the remaining 2292.22 m.

The goal of the 2006 drill program was to test known occurrences of uranium mineralization. Targeting was based on radioactivity discovered in the late 1970s through trenching and drill holes. Favorable alteration packages were also drilled in the western area of White Bear. Details of the 2006 drill holes are listed in **Table 13.3** and in the following summaries.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Figure 13.4: White Bear Lake Target Area, Plan Map of 2006 DDH Locations



Table 13.3: Summary of 2006 White Bear Lake Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
White Bear Data = NAD 83, Zone 21						
Phase I						
WB06-001	325189	6058180	351	330	-45	144.78
WB06-002	325202	6058158	351	330	-60	191.11
WB06-003	325228	6058189	350	330	-45	199.95
WB06-004	325129	6058115	360	330	-45	157.89
Phase II						
WB06-005	325846	6058203	328.5	318	60	172.8
WB06-006	325846	6058203	328.5	0	90	126.2
WB06-007	325807	6058171	330.37	330	45	163
WB06-008	325896	6058241	325.4	330	45	126.79
WB06-009	325728	6058249	336	50	45	176.09
WB06-010	324814	6058028	370	350	45	221.89
WB06-011	324814	6058028	370	350	75	267.31
WB06-012	324763	6058027	375	350	45	224.33
WB06-013	325578	6058605	375.5	330	45	162.46
WB06-014	325642	6058345	335	325	60	181.96
WB06-015	325590	6058333	335	325	45	158.8
WB06-016	325646	6058418	334	325	45	153.92
WB06-017	325887	6058183	326.5	318	45	156.67
					Total:	**2,985.95m**

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

13.2.2 Drill Hole Summaries

Phase I

WB06-001   **Azimuth**: 330º **Dip**: -45º   **E**: 325121 **N**: 6057958   **EOH**: 145.39 m

This hole was drilled at the location of The Brinex hole BL-77-07, and was a direct twin of the hole. The core consisted of metamorphosed porphyritic felsic volcanics for the first 23.36 m and was followed by a porphyritic rhyolite. The rhyolite was cut by a number of post kinematic mafic dikes. Uranium mineralization was associated with the metamorphosed porphyritic felsic volcanics. The first 23.36 m contained scintillometer values reaching a maximum of 6110 cps, with an average of ~900 cps in hand. Mineralization was associated with moderate hematite alteration. Drilling was completed at a depth of 145.39m.

WB06-002   **Azimuth**: 330º **Dip**: -60º   **E**: 325133 **N**: 6057935   **EOH**: 191.11 m

This hole was situated 25 m south of WB06-001. Its purpose was to test the down dip extension of mineralization. The core consisted of a moderately foliated, metamorphosed, porphyritic rhyolite for the first 52.09 m. This was followed by a small, 52.09-60.58 m, interval of metamorphosed porphyritic rhyolite containing moderate amounts of amphibole. The remainder of the hole consisted of un-metamorphosed porphyritic rhyolite. All units were cut by mafic dikes throughout the drill hole. Uranium mineralization was associated with the metamorphosed porphyritic rhyolite containing the amphibole. Scintillometer values had a max of 1220 cps and average of 530 cps in hand. The mineralization appeared to be associated with the presence of amphibole. The hole was drilled to a depth of 191.11 m.

WB06-003   **Azimuth**: 330º **Dip**: -45º   **E**: 325147 **N**: 6057964   **EOH**: 199.95 m

This hole was a 25 m step out, towards the east, of WB06-001. It served two purposes, testing both the dip of mineralization in the area and the eastern edge of the radiometric anomaly. The upper 8.4 m of core consisted of a porphyritic, metamorphosed felsic volcanic. This was followed by porphyritic rhyolite, inter-mixed mafic dikes for the remainder of the hole. There was no radioactivity encountered in the drill hole as detected by the scintillometer. Discrete units at the top of the hole correlate with units just below the mineralized zone in WB06-001 inferring that the host rock for mineralization would have occurred above the collar and has been displaced. WB06-003 was drilled to a final depth of 199.95 m.

WB06-004   **Azimuth**: 330º **Dip**: -45º   **E**: 325058 **N**: 6057894   **EOH**: 157.89 m

WB06-004 was located approximately 50 m to the west of WB06-001 following the trend of the radiometric anomaly. The hole was drilled to a final depth of 157.89 m. The core consisted of porphyritic rhyolite for the first 65.3 m. From 65.3-93.11 m an

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intermixture of rhyolite and metamorphosed felsic volcanic occurred. This unit contained moderate amphibole. The following 65m consisted of porphyritic rhyolite. Mafic dikes occur throughout the drill hole. Mineralization was associated with the metamorphosed felsic volcanic unit and has an average of 300 cps with a maximum value of 1200 cps in hand. The mineralization appears to be again associated with the presence of amphibole.

Phase II

WB06-005   **Azimuth:** 318° **Dip**: -60° **E:** 325779 **N:** 6057981   **EOH:** 172.8 m

This hole was targeted to intersect the down dip extension of mineralization observed at surface and intersected in Brinex hole 77-12. Strong alteration and associated radioactivity was hosted in intercalated coarse grained and fine grained volcanic and volcaniclastic rocks. A 10 m wide monzonite dyke was intersected below the alteration zone. An aphanitic dyke intruded the central portion of the mineralized zone, but did not host mineralization in this hole. Three distinct zones of radioactivity were intersected: 25 m with an average of 798 cps, 9 m with an average of 701 cps, and 4.6 m with an average of 326 cps. The best intersection, at a depth of 28 m, was 4.1 m wide and averaged 1518 cps with a maximum reading of 3164 cps. The hole ended in monzonite, interpreted to be a phase of the Burnt Lake Granite.

WB06-006   **Azimuth:** 000° **Dip**:-90° **N:** 6057981 **E:** 325779   **EOH:** 126.2 m

WB06-005 was drilled to extend the known mineralization on the fence 77-12 and WB06-005. The hole intersected strong alteration and radioactivity over 50.4 m, which correlate well with the interval in WB06-005. The alteration overprints coarse grained felsic volcanic rocks that are cut by multiple generations of mafic dykes. The alteration zone is cut-off by a 10 m wide granite dyke. A succession of unaltered, intercalated fine and coarse grained volcanic rocks were intersected in the footwall of the dyke. The hole ended in monzonite interpreted to be a phase of the Burnt Lake Granite. The average scint value over the 50.4 m mineralized interval is 575 cps. The best portion of the interval is 4 m wide with an average of 1399 cps and a maximum scint value of 2550 cps.

WB06-007   **Azimuth:** 330° **Dip**:-45° **N:** 6057949 **E:** 325740   **EOH:** 163.0 m

This hole was drilled 50 m south-west of WB06-005 along the trend of the dominant foliation observed in outcrop. The hole intersected coarse grained felsic volcanic rocks with feldspar porphyroclasts which was intercalated with fine grained felsic volcanic rocks. A 6.5 m wide undeformed granite dyke cut the volcanic succession. An 18 m wide zone of moderate alteration was intersected at 126.9 m. The average scint value was 275 cps and a peak of 2025 cps was associated with a narrow aphanitic dyke within the alteration zone.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

WB06-008 Azimuth: 330° **Dip**:-45° **N:** 6058019 **E:** 325829 **EOH:** 126.8 m

   This hole was drilled 50 m north-east of WB-05-06 to test the strike extent of mineralization along the trend of the dominant foliation. The hole intersected coarse grained felsic volcanic rocks with feldspar porphyroclasts. Several post-kinematic dykes and a 10 m monzonite dyke cut the volcanic succession. The main body of the dyke was undeformed, but a narrow mylonite shear zone was developed along its lower contact. The hole ended in granite, which is interpreted to be the subsurface extension of the Burnt Lake Granite. The maximum scint peak in the hole was 389 cps.

WB06-009 Azimuth: 050° **Dip**:-45° **N:** 6058027 **E:** 325661 **EOH:** 176.1 m

   WB06-009 hole was drilled 125 m north-west of WB06-005. It was targeted to intersect surface mineralization observed in a Brinex trench 35 m north east of the collar location. The hole intersected predominantly coarse grained felsic volcanic rocks. Several granitoid and mafic dykes cut the volcanic rocks. The hole ended in granite interpreted to be the Burnt Lake Granite. Neither radioactivity nor alteration was intersected at the expected target depth. However, a 10 m wide zone of moderate alteration and slightly elevated radioactivity was intersected at 126 m. A 1.2 m wide aphanitic felsic dyke in this interval averaged 920 cps and contained a peak of 1845 cps.

WB06-010 Azimuth: 350° **Dip**:-45° **N:** 6057806 **E:** 324747 **EOH:** 221.9 m

   This hole was targeted 25 m SW of a Brinex trench with strong alteration and surface mineralization. The upper 53 m of the hole consists of strongly altered fine grained felsic volcanic rocks. Weakly elevated radioactivity was distributed throughout the alteration zone with maximums of 425 and 720 cps associated with aphanitic felsic dykes. At 186 m, in the footwall of a prominent mafic dyke, a 17 m zone of alteration in coarse grained felsic volcanic rocks was intersected. This interval is strongly altered and has associated radioactivity that averages 411 cps with a max of 830 cps.

WB06-011 Azimuth: 350° **Dip**:-70° **N:** 6057806 **E:** 324747 **EOH:** 221.9 m

   WB06-011 was targeted to test the down dip extension of both zones of alteration and radioactivity in WB06-010. A 56 m zone of alteration was intersected at the top of the hole in fine grained felsic volcanic rocks. Radioactivity over 25 m of this alteration zone averaged 286 cps with a max of 335 cps. This interval correlates very well to the upper alteration zone in WB06-010. The footwall of a prominent mafic dyke consists of a succession of unaltered coarse grained felsic volcanic rocks to the end of the hole. The lack of alteration and radioactivity in this deeper interval suggests the presence of a fault at the base of the mafic dyke, which was demarcated by a strongly deformed amphibolite dyke.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

WB06-012   Azimuth: 350° **Dip:**-45°   **E:** 324696 **N:** 6057805   **EOH:** 224.33 m

This hole was located on the western side of the property. It served as a 50 m step out from the drill site WB06-010/11. Drilling began on October 1, 2006 coring into coarsely porphyritic felsic metavolcanics typical of the White Bear property. This unit dominated the rest of the drill hole and was interrupted by an amphibolite post kinematic mafic dyke, <1 m at 92 m and a 16 m late/syn kinematic mafic dyke at 119 m. A 5 m interval of volcaniclastics occurred at 145 m. The porphyritic felsic metavolcanics have elevated radioactivity averaging ~200-240cps. Spikes in the scintillometer values occurred in the upper 150 m of the hole with 330 cps at 29 m (occurring within 4 m averaging 320 cps), 345 cps at 37.65 m and 775 cps at 144 m (in hand measurements). The hole ended at a total depth of 224.31m within the porphyritic felsic metavolcanics.

WB06-013   Azimuth: 330° **Dip:**-45°   **E:** 325518 **N:** 6058197   **EOH:** 162.46 m

The target of this hole was a trench on the northeastern side of the property that displayed anomalous scintillometer values and alteration characteristic of elevated radioactivity. This alteration consisted of strong pervasive hematite and abundant elongated amphibolite porphyroblasts. The drill began turning October 4th, 2006 and finished up the next day at a total depth of 162.46 m. The hole intersected a series of felsic metavolcanics with quartz and feldspar porphyroclasts of varying size. Pre/syn kinematic mafic dykes interrupted the core at several instances. Three spikes in scintillometer values occurred giving values of 401 cps at 30 m, 617 cps at 37.50 m and 656 cps at 37.80 m (in hand measurements). The remainder of the drill hole had values <300 cps.

WB06-014   Azimuth: 325° **Dip:**-60°   **E:** 325575 **N:** 6058123   **EOH:** 181.92 m

WB06-014 was drilled ~10 m south of Brinex hole 77-2 which returned several peaks of 0.1% U_3O_8. The hole was started on October 6, 2006 coring into porphyritic felsic metavolcanics. The lithologies intersected were typical of the White Bear property. The drill core was dominated by porphyritic felsic metavolcanics which had experienced variable amounts of hematite alteration and patchy sodic alteration. Mafic dykes appear throughout the drill hole both pre- and post-kinematic. An intermediate intrusive was intersected at 54 m. Mineralization occurred over an interval of 8 m averaging 350 cps from 37-46 m. A maximum scintillometer value of 519 cps was attained at 45 m. An additional 2 m averaging ~350 cps were intersected at 72 m (in hand measurements). Drilling finished on October 9, 2006 at a total depth of 181.92 m.

WB06-015   Azimuth: 325° **Dip:**-45°   **E:** 325523 **N:** 6058111   **EOH:** 158.80 m

This hole served as a 50 m step out to the west of WB06-014 and as a further follow up on Brinex hole 77-2. It was commenced on October 9th, 2006. Mineralization was intersected at similar depths and with similar strengths as seen in WB06-014. From 56-62.5 m the scint values averaged 335 cps with a maximum value of 684 cps at 58.5 m (in hand measurements). This was hosted in porphyritic felsic metavolcanics with

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

hematite alteration and containing amphibolite porphyroblasts. This unit dominated the drill hole but lacked any significant mineralization beyond 65 m. Mafic dykes both post kinematic and pre/syn kinematic cut the felsic metavolcanics as expected on the White Bear property. Drilling reached a final depth of 158.80 m on October 12th, 2006.

WB06-016   Azimuth: 325° **Dip:**-45°   **E:** 325523 **N:** 6058111   **EOH:** 158.80 m

WB06-016 was drilled ~50 m east of WB06-014 which served as the follow up hole for Brinex hole 77-2. The drill started turning on October 12th, 2006. It intersected weaker than expected mineralization at two locations. At 58 m, 2 m averaged 276 cps and at 67 m, 2 m averaged 279 cps with several peaks above 300 cps. The maximum scintillometer value attained was 468 cps at 68.74 m (in hand measurements). The location of the radioactivity correlates with the two other drill holes in the area however the strength is decreased. Hematized and porphyritic felsic metavolcanics continued to dominate the core this time with the appearance of thin, aphanitic felsic dyking commonly seen on surface at White Bear. Mafic dykes also interrupt the volcanics. Drilling was terminated at a depth of 158.80m on October 14th, 2006.

WB06-017   Azimuth: 318° **Dip:**-45°   **E:** 325820 **N:** 6057961   **EOH:** 156.67 m

For the final drill hole at White Bear for 2006 the drill was moved back to the central eastern part of the property near the margin with the Burnt Lake granite. The hole was planned as a follow-up on WB06-005/06. Drilling commenced at this location on October 14th, 2006. The lithologies aligned well with WB06-005/06 coring into porphyritic felsic metavolcanics which dominated the rest of the hole, intersecting a felsic dyke at 75 m and ending in the Burnt Lake granite. Mineralization was not as intense as previously seen in the area. The maximum scint value was 549 cps at 71 m occurring within 2 m averaging 357 cps (in hand measurements). The remainder of the drill hole lacked any significant mineralization. Drilling was completed on October 16th, 2006 at a total depth of 156.67 m.

13.2.3 Discussion

The 2006 field season saw 2,985.95 m of drilling at White Bear Lake. This work confirmed both the presence of bedrock uranium mineralization and the values returned in Brinex drilling from the late 1970's.

Mineralization at White Bear Lake occurs in discreet steeply dipping bodies, similar in orientation to the Michelin Deposit. Uranium mineralization in drill core is associated with pervasive moderate to strongly hematized felsic metavolcanic rocks with abundant feldspar and quartz porphyroclasts. A moderate to strong shear fabric is also observed within mineralized zones, possibly dictating the geometry of these zones. As well, elongated amphibolite porphyroblasts are commonly associated with uranium mineralization on the property.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Drill hole WB06-001 was drilled as a direct twin hole of Brinex drill hole 77-7. Results from the two holes correlate very well, with approximately 0.25% U3O8 over 14.5 to 15 m. WB06-002, 03 and 04 were drilled in the same vicinity during Phase I of the program. Patchy mineralization was revealed (**Table 13.4**). Intervals range from 14.93m in WB06-001 to 1.00m in WB06-004. Grades returned range from 0.246% U3O8 in WB06-001 to 0.101% U3O8 in WB06-001.

Phase II commenced approximately 650m to the east towards the Burnt Lake granite intrusion (**Figure 13.4**). Correlation of mineralization between holes was inconsistent possibly due to the late intrusion of the granite and the fluids associated with emplacement. Ten drill holes were situated in this area to follow-up on Brinex drill holes and radioactive trenches. Results indicate that mineralization, when present occurs for intervals ranging from 1 m in WB06-007 to 24.62 m in WB06-005. Grades range from 0.198% U_3O_8 in WB06-005 to 0.055% U_3O_8 in WB06-014. Drill holes WB06-005 and WB06-006 returned the widest intervals of mineralization during Phase II of the drilling (**Figure 13.5**).

Drill holes WB06-010, WB06-011, WB06-012 of Phase II drilling were situated approximately 1km to the west of the eastern drilling area. There were no significant results for these drill holes. Mineralization was generally weak with consistently elevated radioactivity of ~200-300 cps. Alteration packages however, were similar to those found to be associated with mineralization occurring in the rest of the property. In addition, correlation of lithologies and contacts was possible. This is likely due the distance from the Burnt Lake Granite and its effects upon intrusion.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Figure 13.5: Cross Section of 2006 DDH WB06-005, WB06-006 and Brinex DDH BL77-10. BL77-12, BL77-14



Table 13.4: Summary of 2006 White Bear Lake Assay Composites

Hole ID	From	To	%U3O8	Interval (m)
Phase I				
WB06-001	8.21	24.71	0.196	16.5
WB06-002	53.95	58.95	0.161	5.00
WB06-003	NSV			
WB06-004	66.01	67.01	0.101	1.00
Phase II				
WB06-005	17.04	41.66	0.172	24.62
including	20.04	39.66	0.198	19.62
WB06-006	38.09	58.26	0.090	20.17
including	38.09	47.85	0.140	9.76
WB06-007	139.17	140.17	0.072	1.00
WB06-008	NSV			
WB06-009	134.76	135.76	0.110	1.00
WB06-010	NSV			
WB06-011	NSV			
WB06-012	NSV			
WB06-013	NSV			
WB06-014	37.5	45.5	0.055	8.00
WB06-015	NSV			
WB06-016	NSV			
WB06-017	NSV			

(*NSV* = no significant value)

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

13.3   JACQUES LAKE TARGET AREA

13.3.1 INTRODUCTION

During the 2006 field season, a total of **44 diamond drill holes** with a cumulative length of **14,475.30 m** were completed on the Jacques Lake property **(Figure 13.6).** Drilling commenced on May 12th and was completed on October 21st, 2006. Drill planning initially focused on the Eastern and Western airborne radiometric anomalies, as well as, smaller airborne radiometric anomalies located further to the northeast. This was modified as the program progressed based on a combination of preliminary drilling results, detailed field surveys and airborne magnetic interpretations.

Drilling during the early portion of the 2006 program targeted the eastern and western branches of the airborne U/Th anomaly. Drill holes were designed to test the full subsurface projection of the airborne anomaly, as well as, known uranium mineralization in outcrop. Four drill holes targeting the eastern radiometric anomaly were drilled from the top of "Jacques ridge" along an azimuth of 315° with inclinations ranging from -50° to -70°; this was dependant on steepness of the slope or as a test of down-dip extension of mineralization. On the western branch, two drill holes were drilled on the location of JL05-05 to test the extent of surface mineralization down-dip. A total of 32 drill holes targeting the extent of mineralization along strike, down-dip, or on-section were drilled on the slope or at its base, to the west of the ridge, with an azimuth of 315° and inclinations ranging from -45°to -80°. One drill hole was drilled across the river to the west at an azimuth of 360° to test the potential plunge of the mineralized zone while two drill holes were abandoned due to difficulties and re-drilled. A total of five drill holes, and one abandoned drill hole, targeted smaller airborne U/Th anomalies located 1.2 to 2.5 km to the northeast; these were drilled at an azimuth of 315° with inclinations of either -45° or -55°.

Details concerning the individual holes are listed in **Table 13.5** and in the following summaries.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 15, 2007.

Figure 13.6: Jacques Lake Target Area, Plan Map of 2006 DDH Locations



Table 13.5: Summary of 2006 Jacques Lake Drilling

Hole_ID	UTM_East	UTM_North	Elevation (m)	Azimuth	Dip	Final Depth (m)
Jacques Lake Data = NAD 27, Zone 21						
JL06-008	333179	6065981	287	315	-70	385.88
JL06-009	333134	6065917	283	315	-70	395.33
JL06-010	333230	6066066	280	315	-65	431.60
JL06-011	333272	6066119	300	315	-50	468.17
JL06-012	333058	6066246	194	315	-60	306.20
JL06-013	333058	6066246	194	315	-75	303.58
JL06-014	332992	6066155	191	315	-45	303.97
JL06-015	332992	6066155	191	315	-60	328.27
JL06-016	332902	6066039	199	315	-55	350.52
JL06-017	332902	6066039	199	315	-70	352.04
JL06-018	332884	6065971	216	315	-45	318.52
JL06-019	332884	6065971	216	315	-60	398.07
JL06-020	332884	6065971	216	315	-75	318.82
JL06-021	333058	6065905	261	315	-65	366.06
JL06-022	332807	6065911	207	315	-45	333.76
JL06-023 *	332807	6065911	207	315	-60	109.66
JL06-023A	332807	6065911	207	315	-63	309.68
JL06-024 *	332921	6065006	220	315	-50	26.35
JL06-024A	332921	6066006	220	315	-50	317.29
JL06-025	333138	6066170	210	315	-65	380.09
JL06-026	332921	6066006	220	315	-70	333.76
JL06-027	333194	6066267	227	315	-55	288.65
JL06-028	332837	6065959	217	315	-55	325.22
JL06-029	333277	6066363	236	315	-55	285.60
JL06-030	332837	6065959	217	315	-70	316.08
JL06-031	333670	6067029	200	315	-45	282.55
JL06-032	332749	6065875	206	315	-50	287.73
JL06-033	333843	6067261	201	315	-45	214.96
JL06-034	332749	6065875	206	315	-65	368.81
JL06-035	332749	6065875	206	315	-80	316.08
JL06-036 *	334222	6067836	213	315	-45	18.59
JL06-036A	334222	6067836	213	315	-55	184.10
JL06-037	332694	6065799	203	315	-55	412.09
JL06-038	334371	6068024	250	315	-55	199.95
JL06-039	332609	6065772	196	315	-45	306.63
JL06-040	334451	6068110	265	315	-55	272.19

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

JL06-041	332609	6065772	196	315	-60	284.99
JL06-042	332550	6065749	191	315	-45	296.57
JL06-043	332809	6066011	197	315	-45	243.93
JL06-044	332624	6065864	204	315	-45	339.85
JL06-045	332955	6065893	247	315	-70	443.79
JL06-046	332402	6065773	202	360	-45	304.19
JL06-047	332921	6065862	248	315	-70	398.37
JL06-048	332933	6066128	204	315	-45	255.55
JL06-049	322988	6065934	257	315	-70	376.73
JL06-050	332946	6065965	240	315	-70	357.53
JL06-051	332850	6066041	194	315	-45	256.95
* Denotes abandoned drill hole						**14,475.30**

13.3.2 Drill Hole Summaries

JL06-008   Azimuth: 315° **Dip:** -70°   **E:** 333179 **N:** 606598   **EOH:**385.88 m

This hole was drilled on the location of JL05-001 (315°/-55°) on May 12th – May 20th, 2006, to a depth of 385.88 m. JL06-008 cored sequences of heterolithic volcaniclastics in the upper 150 m, with metamorphosed intermediate volcanics below. Both units are cut by abundant mafic dykes, both pre/syn and post-kinematic. From 191.11 to 197.21 m depth, maximum scintillometer values ranged from 338 to 666 cps (in hand); from 316.08 m to 343.51 m depth, maximum values ranged from 141 to 1851 cps. Anomalous radioactivity was hosted within a very high strain, moderate to strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining.

JL06-009   Azimuth: 315° **Dip:** -70°   **E:** 333134 **N:** 6065917   **EOH:**395.33 m

This hole was drilled on location of JL05-003 (315°/-55°) on May 20th – May 28th, 2006, to a depth of 395.33 m. JL06-009 cored sequences of heterolithic volcaniclastics in the upper 220 m, with metamorphosed intermediate volcanics below. Both units are cut by abundant mafic dykes, both pre/syn and post-kinematic. From 299.92 m to 313.03 m depth, maximum scintillometer values ranged from 613 to 3379 cps (in hand). Anomalous radioactivity was hosted within a very high strain, moderate to strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining.

JL06-010   Azimuth: 315° **Dip:** -65°   **E:** 333235 **N:** 6066065   **EOH:** 431.60 m

JL06-010 was drilled as follow up on JL05-002 to test the down-dip extent of the mineralization. The planned target depth of 375 m was extended to 431.60 m. The upper 75 m was dominated by heterolithic metamorphosed felsic volcaniclastics typical of the

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Jacques Lake property which were cut by several mafic dykes. Anomalous scintillometer values with a max of 650 cps occurred at 132 m for 2 m within a metamorphosed intermediate volcanic sequence. Mineralization did not appear again until a depth of 250 m where scintillometer values ranging from 230 to 2500 cps occurred over a 50 m interval. From 400 m to 410 m, mylonitic metamorphosed intermediate volcanics hosted radioactivity, with scintillometer values of 426 to 1200 cps. Correlating the stratigraphy in JL05-002 to JL06-010, a dip of -70° to -75° from horizontal can be inferred for the trend of the mineralization.

JL06-011   Azimuth: 315° **Dip:** -50°   **E:** 333272 **N:** 6066119   **EOH:** 468.17m

This hole was drilled to test the northeast extension of the mineralization found in JL05-002. Drilled from June 2nd to June 10th, 2006, JL06-011 cored sequences of heterolithic metamorphosed felsic volcaniclastics, exhibiting variable amounts of strain, and metamorphosed intermediate volcanics, both of which were cut by frequent mafic dykes. The bottom 100 m contained 15 m intervals of felsic intrusives. Minimal mineralization was encountered. From 290 m to 310 m depth, a maximum scintillometer value of 880 cps was recorded, averaging 240 cps. Two anomalous highs of 597 and 344 cps occurred at 415 m and 426 m respectively. The hole was extended from a planned depth of 350 m to a total depth of 468.17 m.

JL06-012   Azimuth: 315° **Dip:** -60°   **E:** 333058 **N:** 6066246   **EOH:** 306.20 m

Drilled between June 10th and June 14th, 2006, JL05-012 was drilled to test the down-dip extension of the mineralization found in JL05-005. Significant mineralization was encountered within the metamorphosed intermediate volcanic interval in the top 20 m of the hole, with an average scintillometer value of 330 cps and a maximum value of 1100 cps. This correlates well with the top of JL05-005. The lithologies continue to correlate down hole, with the absence of intense mineralization experienced in JL05-005. Two anomalous in hand values of 330 cps and 390 cps at 157 m and 167 m are the only correlation to the $0.1\%U_3O_8/9.0m$ intersection in JL05-005. Several porphyritic felsic intrusive units were encountered throughout the hole. JL06-012 finished at 306.20 m as planned.

JL06-013   Azimuth: 315° **Dip:** -45°   **E:** 333058 **N:** 6066246   **EOH:** 303.58 m

This hole was drilled on the location of JL05-005 on June 14th – June 18th, 2006, to a depth of 303.58 m. JL06-013 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 7.92 m to 26.21 m depth, maximum scintillometer values ranged from 227 to 1814 cps (in hand); from 87.17 m to 90.22 m depth, anomalous radioactivity reached a maximum scintillometer value of 1430 cps and from 120.70 m to 123.75 m depth, maximum scintillometer values reached 1020 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19th, 2007.

JL06-014   Azimuth: 315° **Dip:** -45°   **E:** 332992 **N:** 6066155   **EOH:** 303.97 m

This hole was drilled to test the south-western extension of the radiometric anomaly on a ~100 m step-out from JL05-005 (JL06-012 & JL06-013). The drill hole had a final depth of 303.97 m. Drilled from June 18th to June 24th, 2006, JL06-014 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldpsar-porphyritic felsic intrusives. From 20.42 m to 29.57 m depth, maximum scintillometer values ranged from 304 to 2088 cps (in hand), and from 60.05 m to 72.24 m, maximum scintillometer values ranged from 528 to 1360 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-015   Azimuth: 315° **Dip:** -60°   **E:** 332992 **N:** 6066155   **EOH:** 328.27 m

This hole was drilled on the same set-up as JL06-014 at a steeper inclination. The drill hole had a final depth of 328.27 m. Drilled from June 24th to June 24th, 2006, JL06-015 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldpsar-porphyritic felsic intrusives. From 23.47 m to 41.76 m depth, maximum scintillometer values ranged from 198 to 1174 cps (in hand), and from 63.09 m to 124.05 m, maximum scintillometer values ranged from 179 to 2903 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-016   Azimuth: 315° **Dip:** -55°   **E:** 332902 **N:** 6066039   **EOH:** 350.52 m

This drill hole is located on a ~150 m step-out to the southwest of JL06-014 & JL06-015. The drill hole had a final depth of 350.52 m. Drilled from June 29th to July 4th, 2006, JL06-020 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 164.59 m to 176.78 m depth, maximum scintillometer values ranged from 375 to 852 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-017   Azimuth: 315° **Dip:** -70°   **E:** 332902 **N:** 6066039   **EOH:** 352.04 m

This hole was drilled on the location of JL06-016 from July 4th to July 8th, 2006, to a depth of 352.04 m. JL06-017 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. . From 77.72 m to 102.11 m depth, maximum scintillometer values ranged from 125 to 2900 cps (in hand), and from 190.50 m to 198.88 m, maximum scintillometer values ranged from 180 to 2236

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-018   **Azimuth:** 315° **Dip:** -45°   **E:** 332884 **N:** 6065971   **EOH:** 318.52 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-016 & JL06-017. The drill hole had a final depth of 398.07 m. Drilled from July 10th to July 13th, 2006, JL06-018 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 89.92 m to 141.73 m depth, maximum scintillometer values ranged from 412 to 4509 cps (in hand), and from 211.84 m to 227.08 m, maximum scintillometer values ranged from 455 to 1920 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-019   **Azimuth:** 315° **Dip:** -60°   **E:** 332884 **N:** 6065971   **EOH:** 398.07 m

This hole was drilled on the location of JL06-018 from July 13th to July 17th, 2006. The drill hole had a final depth of 398.07 m. JL06-019 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 114.60 m to 172.52 m depth, maximum scintillometer values ranged from 350 to 5350 cps (in hand), and from 187.76 m to 196.90 m, maximum scintillometer values ranged from 255 to 1360 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-020   **Azimuth:** 315° **Dip:** -75°   **E:** 332884 **N:** 6065971   **EOH:** 318.82 m

This hole was drilled on the same set-up as JL06-018 & JL06-019 at a steeper declination. The drill hole had a final depth of 318.82 m. Drilled from July 17th to July 20th, 2006, JL06-020 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 135.94 m to 196.90 m depth, maximum scintillometer values ranged from 208 to 4645 cps (in hand), and from 215.19 m to 236.52 m, maximum scintillometer values ranged from 253 to 1661 cps. An additional small anomalous zone was present at 257 m depth, reaching 1486 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-021   **Azimuth:** 315° **Dip:** -65°   **E:** 333048 **N:** 6065914   **EOH:** 366.06 m

This hole was drilled on the same set-up as JL05-004 at a steeper declination. The drill hole had a final depth of 366.06 m. Drilled from July 20th to July 27th, 2006, JL06-021 cored sequences of strongly strained heterolithic volcaniclastics and metamorphosed intermediate volcanics cut by abundant mafic dykes and with a zone of coarse feldspar-porphyritic felsic intrusive at the bottom. From 163.37 m to 184.71 m depth, maximum scintillometer values ranged from 272 to 1569 cps (in hand), and from 309.68 m to 353.87 m, maximum scintillometer values ranged from 275 to 1163 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-022   Azimuth: 315° **Dip:** -45°   **E:** 332807 **N:** 6065911   **EOH:** 333.76 m

This drill hole is located ~100 m to the southwest of JL06-018/019/020, and is to test the western extension of the airborne magnetic anomaly. Drilled from July 27th to August 1st, 2006, JL06-022 cored sequences of metamorphosed mafic intrusives, slightly to moderately mineralized metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 59.44 m to 117.35 m depth, maximum scintillometer values ranged from 219 to 2336 cps (in hand), and from 193.55 m to 202.69 m depth, maximum scintillometer values ranged from 563 to 3066 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-023   Azimuth: 315° **Dip:**-60°   **E:** 332807 **N:** 6065911   **EOH:** 109.66 m

Drilled between August 1st and August 2nd, 2006 on the location of JL06-022, this drill hole was abandoned at a depth of 109.66 m due to drilling difficulties. JL06-023 cored approximately 65 m of the metamorphosed mafic intrusive unit overlying the metamorphosed intermediate volcanics. At 70.54 m depth, ~23 m of mineralized metamorphosed intermediate volcanics with increased hematite alteration was intersected. This interval averaged 595 cps with 6 m averaging 850 cps and containing a maximum scintillometer value of 3550 cps (in hand). JL06-023A was drilled to replace this abandoned drill hole.

JL06-023A   Azimuth: 315° **Dip:**-63°   **E:** 332807 **N:** 6065911   **EOH:** 309.68 m

On the location of JL06-022 and as a replacement to JL06-023, this drill hole has a final depth of 309.68 m. Drilled between August 2nd and August 6th, 2006, JL06-023A cored lithological sequences very similar to what was encountered in JL06-023. The upper ~65 m consisted of metamorphosed mafic intrusive, followed by mineralized metamorphosed intermediate volcanics at ~75 m depth. This 33 m interval averaged 442 cps with a maximum scintillometer value of 1279 cps (in hand), with ~5 m averaging 700 cps. Metamorphosed intermediate volcanics continued to dominate the remainder of the drill hole with minor interruptions from mafic dykes and the metamorphosed mafic intrusive. Additional mineralization occurred as minor pockets 1-7.5 m wide until ~230

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

m depth. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-024   **Azimuth:** 315° **Dip:**-45°   **E:** 332852 **N:** 6065941   **EOH:** 26.35 m

JL06-024 was cored from August 6th to August 7th, 2006, and is located ~25 m northeast of JL06-018/019/020 to infill the zone located between JL06-016/017 and JL06-018/019/020. The drill hole was abandoned at a depth of 26.35 m due to drilling difficulties.

JL06-024A   **Azimuth:** 315° **Dip:**-50°   **E:** 332852 **N:** 6065941   **EOH:** 317.29 m

Drilled on the location of JL06-024 between August 7th and August 11th, 2006, JL06-024A has a final depth of 317.29 m. This drill hole cored sequences of metamorphosed intermediate volcanics and metamorphosed mafic intrusives, cut by abundant post-kinematic mafic dykes and a coarse feldspar porphyritic felsic intrusive. Slight mineralization was intersected within the drill hole; at 116.30 m depth, 1.5 m averaged 800 cps; at ~133 m, 0.5 m interval averaged 1190 cps; and at ~267 m, scintillometer values reached 417 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-025   **Azimuth:** 315° **Dip:** -65°   **E:** 333138 **N:** 6066170   **EOH:** 380.09 m

This drill hole is located on a ~100 m step-back to the southeast of JL05-005/JL06-012/013. The drill hole had a final depth of 380.09 m. Drilled from August 9th to August 14th, 2006, JL06-025 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 249.02 m to 261.21 m depth, maximum scintillometer values ranged from 466 to 1199 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-026   **Azimuth:** 315° **Dip:** -70°   **E:** 332921 **N:** 6066006   **EOH:** 333.76 m

This hole was drilled on the location of JL06-024 from August 11th to August 15th, 2006. The drill hole had a final depth of 333.76 m. JL06-026 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 168.86 m to 184.10 m depth, maximum scintillometer values ranged from 112 to 1192 cps (in hand), from 202.69 m to 214.88 m depth, maximum scintillometer values ranged from 407 to 2692 cps, from 230.12 m to 245.36 m depth, maximum scintillometer values ranged from 193 to 3050 cps, and from 278.89 m to 288.04 m, maximum scintillometer values ranged from 433 to 2007 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-027   Azimuth: 315° **Dip:** -55°   **E:** 333194 **N:** 6066267   **EOH:** 288.65 m

This drill hole is located on a ~100 m step-out to the northeast of JL06-025, and ~100 m to the southeast of JL05-006. The drill hole had a final depth of 288.65 m. Drilled from August 14th to August 20th, 2006, JL06-027 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 175.87 m to 188.06 m depth, maximum scintillometer values ranged from 305 to 1297 cps (in hand), and from 233.78 m to 239.88 m, maximum scintillometer values ranged from 396 to 1161 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-028   Azimuth: 315° **Dip:** -55°   **E:** 332837 **N:** 6065959   **EOH:** 325.22 m

This drill hole was drilled as a ~50 m infill between JL06-018/019/020 & JL06-022/023/023A. The drill hole had a final depth of 325.22 m. Drilled from July 16th to July 22nd, 2006, JL06-028 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 78.13 m to 142.34 m depth, maximum scintillometer values ranged from 212 to 4952 cps (in hand), and from 206.35 m to 227.68 m, maximum scintillometer values ranged from 406 to 1118 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-029   Azimuth: 315° **Dip:**-50°   **E:** 333277 **N:** 6066363   **EOH:** 285.60 m

Drill hole JL06-029 commenced drilling on August 20th, 2006, located approximately 100 m south east of JL05-007. It was designed to test the width of the lower northeast-trending ore zone. The upper 230 m of the drill hole was dominated by metamorphosed intermediate volcanics cut by abundant post-kinematic dykes. Three metres of mineralized core was intersected at 219 m averaging 360 cps and having a maximum scintillometer value of 1134 cps. The final depth of 285.60 m was reached on August 24th, 2006 with the lower 50 m being composed of mafic dykes and a coarse, feldspar-porphyritic felsic intrusives. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-031   Azimuth: 315° **Dip:**-50°   **E:** 333670 **N:** 6067029   **EOH:** 282.55 m

JL06-031 was the first of five drill holes planned to explore the north-eastern radiometric and magnetic anomalies. The set up was located approximately 1.2 km northeast of JL06-029 and JL05-007. Drilled between August 25th and August 29th, JL06-031 has a final depth of 282.55 m, and cored sequences of metamorphosed intermediate volcanics and metamorphosed volcaniclastics, both cut by frequent post-kinematic mafic dykes. Mineralization occurred at 167 m with 0.5 m averaging 1475 cps and between 190 m and 195 m with maximum scintillometer values near 400 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-032   Azimuth: 315° **Dip:** -50°   **E:** 332749 **N:** 6065875   **EOH:** 287.73 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-022/023/023A. The drill hole had a final depth of 287.73 m. Drilled from August 25th to August 29th, 2006, JL06-032 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 34.74 m to 65.23 m depth, maximum scintillometer values ranged from 211 to 5346 cps (in hand), and from 101.80 m to 120.09 m, maximum scintillometer values ranged from 354 to 1849 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-033   Azimuth: 315° **Dip:**-45°   **E:** 332843 **N:** 6067261   **EOH:** 213.96 m

Drilled approximately 300 m northeast of JL06-031 between August 29th and September 2nd, 2006, this drill hole has a final depth of 213.60 m. JL06-033 cored sequences of metamorphosed intermediate volcanics cut by frequent post-kinematic mafic dykes and occasional intervals of coarse, feldspar-porphyritic felsic intrusives. At ~45 m depth, 2.5 m of slight mineralization was intersected, averaging 450 cps and having a maximum scintillometer value of 1714 cps (in hand). Small zones of <0.5 m length were intersected with elevated scintillometer values of ~300 cps further down-hole. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

JL06-034   Azimuth: 315° **Dip:** -65°   **E:** 332749 **N:** 6065875   **EOH:** 368.81 m

Drilled on the location of JL06-032 between August 29th and September 2nd, 2006, this drill hole had a final depth of 368.81 m. JL06-034 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 37.49 m to 58.83 m depth, maximum scintillometer values ranged from 1447 to 3458 cps (in hand); from 125.88 m 138.07 m depth, maximum scintillometer values ranged from 1354 to 3136 cps; and from 156.36 m to 183.79 m depth, maximum scintillometer values ranged from 704 to 2996 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-035   Azimuth: 315° **Dip:** -80°   **E:** 332749 **N:** 6065875   **EOH:** 316.08 m

Drilled on the location of JL06-032/034 between September 2nd and September 4th, 2006, this drill hole had a final depth of 316.08 m. JL06-035 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 44.81 m to 72.24 m depth, maximum scintillometer values ranged from 1107 to 2336 cps (in hand); from 233.78 m 255.12 m depth, maximum scintillometer values ranged from 261 to 1016 cps; and from 261.21 m to 285.60 m depth, maximum scintillometer values ranged from 389 to 1427 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-036   Azimuth: 315° **Dip:**-45°   **E:** 334222 **N:** 6067836   **EOH:** 18.59 m

Drill hole JL06-036 began coring on September 2nd, 2006, located approximately 700 m northeast of JL06-033. After coring 18.59 m of the coarse feldspar-porphyritic felsic intrusive, the drill hole was abandoned on September 4th due to drilling difficulties.

JL06-036A   Azimuth: 315° **Dip:** -55°   **E:** 334222 **N:** 6067836   **EOH:** 184.10 m

JL06-036A was commenced on September 5th, 2006 in the same location as JL06-036. To alleviate the complications with overburden the dip was steepened to -55°. There were three major units in the drill hole. The upper 37 m consisted of a coarse feldspar porphyritic felsic intrusion. This was followed by metamorphosed intermediate volcaniclastics which had experienced weak strain. At 132m depth metamorphosed intermediate volcanics were intersected. This unit was silicified with moderate hematite alteration and weak strain. No mineralization, as detected by the scintillometer, was recognized in the drill hole. All scintillometer values were less than 200cps. The drill hole ended on September 8th, 2006 at a total depth of 184.10m.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

JL06-037   Azimuth: 315° **Dip:** -55°   **E:** 332694 **N:** 6065799   **EOH:** 412.09 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-032/034/035. The drill hole had a final depth of 412.09 m. Drilled from September 5th to September 10th, 2006, JL06-037 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. No significant mineralization was encountered in this drill hole, most likely as a result of faulting present in the rock.

JL06-038   Azimuth: 315° **Dip:** -55°   **E:** 334371 **N:** 6068024   **EOH:** 199.95 m

Drill hole JL06-038 was started on September 8th, 2006. Located 300 m north-east of JL06-036/036A, its purpose was to further test the radiometric and magnetic anomalies along their strike. The drilling intersected a sequence of weakly strained polylithic metamorphosed felsic volcaniclastics which were cut by post kinematic mafic dykes. The volcaniclastics were clast dominated with a chloritized matrix. No mineralization was intersected as indicated by the scintillometer. Drilling was terminated on September 13th, 2006 at a total depth of 199.95 m.

JL06-039   Azimuth: 315° **Dip:** -45°   **E:** 332609 **N:** 6065772   **EOH:** 306.63 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-037 and has a final depth of 306.60 m. Drilled from September 10th to September 13th, 2006, JL06-039 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 132.89 m to 142.04 m depth, maximum scintillometer values ranged from 523 to 1959 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-040   Azimuth: 315° **Dip:** -55°   **E:** 334451 **N:** 6068110   **EOH:** 272.19 m

JL06-040 began coring on September 13th, 2006 and is located 125 m to the northeast of JL06-038. No mineralization was intersected as detected by the scintillometer. The lithologies displayed more variation than previously encountered in this area of the property. The upper ~30 m consisted of moderately strained metamorphosed intermediate volcanics cut by a felsic dyke. From ~30 m to ~80 m depth, a series of feldspar-porphyritic felsic dykes cut by fresher mafic dykes was cored; followed by ~90 m of metamorphosed polylithic felsic volcaniclastics with variable chlorite and hematite alteration. The lower 100 m were dominated by a granitoid felsic intrusive. The hole ended at a total depth of 272.19 m on September 18th, 2006.

JL06-041   Azimuth: 315° **Dip:** -55°   **E:** 332609 **N:** 6065772   **EOH:** 284.99 m

This hole was drilled on the location of JL06-039 and was drilled between September 13th and September 16th, 2006. This drill hole had a final depth of 284.99 m. JL06-041 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by occasional small mafic dykes. No significant mineralization was encountered in this drill hole.

JL06-042   **Azimuth:** 315° **Dip:** -45°   **E:** 332550 **N:** 6065749   **EOH:** 296.57 m

Drill hole JL06-042 commenced on September 16th, 2006 and is located approximately 100 m west southwest of JL06-039/041. The hole tested the extension of the radiometric and magnetic anomaly intersected in JL06-018/019/020 along-strike. The drill cored sequences of polylithic metamorphosed felsic volcaniclastics, metamorphosed intermediate volcanics and metamorphosed, biotite-rich mafic intrusives, all cut by abundant post-kinematic mafic dykes. Maximum scintillometer values ranging from 300 to 580 cps occurred between 7.7 – 10.8 m; a 0.35 m interval at ~30 m depth with scintillometer values ranging from 345 to 1140 cps; and an isolated value of 978 cps occurred at 189 m depth. The hole ended with a final depth of 296.57 m on September 20th, 2006.

JL06-043   **Azimuth:** 315° **Dip:** -45°   **E:** 332809 **N:** 6066011   **EOH:** 243.93 m

This hole is a test the continuity of mineralization up-dip of holes JL06-018/019/020 and is located approximately 100 m to the northwest. Mineralization was intersected 9.50 m down-hole, indicating continuity with JL06-018/019/020. A number of mineralized zones were encountered within a sequence of metamorphosed intermediate volcanic rocks that is cut by mafic dykes. Scintillometer values indicate strong mineralization from 9.58 m to 13.00 m, from 22.00 m to 25.18 m, and lesser values between 31.20 m and 39.94 m. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking. A fault was encountered at 159 m depth; therefore the hole was extended as a test for repetition of the mineralized sequences. Lithologies below the fault correlate with other holes in the area and are not indicative of significant displacement.

JL06-044   **Azimuth:** 315° **Dip:** -45°   **E:** 332624 **N:** 6065864   **EOH:** 339.85 m

Drilled between September 20th and September 24th, 2006, this drill hole targeted surface mineralization in the river located on the western end of the magnetic and radiometric trend. Mineralization was expected near the top of the hole but was not intersected. The hole collared into 45 m of metamorphosed intermediate volcanic rocks with patchy hematite alteration and some chlorite-magnetite-calcite +/- hematite though no significant mineralization was encountered. This unit was underlain by the coarse feldspar-porphyritic felsic intrusive, numerous mafic dykes and into a fault within metamorphosed intermediate volcanic rock. The fault correlates with that in holes nearby

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

and does not seem to cause significant displacement. The hole was completed at 339.85 m within an extensive quartz monzonite.

JL06-045   **Azimuth:** 315° **Dip:** -70°   **E:** 332955 **N:** 6065893   **EOH:** 443.79 m

Located 100 m on-section to the southeast from drill holes JL06-018/019/020, this drill hole has a final depth of 443.79 m. Drilled between September 23rd and October 2nd, 2006, JL06-045 cored sequences of strongly to intensely silicified felsic volcaniclastics and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional coarse, feldspar-porphyritic felsic intrusives. Between 111.56 m and 114.60 m depth, maximum scintillometer values reached 1459 cps (in hand); between 270.05 m and 321.87 m depth, maximum scintillometer values ranged from 285 to 5148 cps; and from 346.25 m to 358.44 m depth, maximum scintillometer values ranged from 1289 cps to 3061 cps. Anomalous radioactivity is hosted with a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-046   **Azimuth:** 360° **Dip:** -45°   **E:** 332402 **N:** 6065773   **EOH:** 304.19 m

This hole is a test of the magnetic anomaly along trend from known mineralization to the east and represents the westernmost drill hole to date. A thick sequence of mafic intrusions and dykes with minor felsic intrusions were cored throughout this hole. No significant mineralization was encountered.

JL06-047   **Azimuth:** 315° **Dip:** -70°   **E:** 332921 **N:** 6065862   **EOH:** 398.37 m

This drill hole is located 100 m, on section, to the southeast from drill holes JL06-028/030 and has a final depth of 398.37 m. Drilled between September 29th and October 4th, JL06-047 cored sequences of intensely silicified heterolithic volcaniclastic mylonite and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar-porphyritic felsic intrusives. Slight mineralization was encountered in this drill hole, with maximum scintillometer values reaching 784 cps (in hand) at 252.20 m depth, 796 cps at 258.00 m depth, and 942 cps at 275.85 m depth. This anomalous radioactivity was hosted within highly strained and strongly pervasively hematite altered metamorphosed intermediate volcanics, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-048   **Azimuth:** 315° **Dip:** -45°   **E:** 332921 **N:** 6065862   **EOH:** 255.55 m

Located 100 m to the southwest of JL06-014/015 and on section with JL05-003/JL06-009, this drill hole has a final depth of 255.55 m. Drilled between October 2nd and October 5th, 2006, JL06-048 cored sequences of biotite-rich metamorphosed mafic intrusives and metamorphosed intermediate volcanics, both of which were cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar porphyritic felsic intrusives. From 31.39 m to 46.63 m depth, maximum scintillometer values ranged between 463 cps and 2582 cps (in hand), and from 131.98 m

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

to 147.22 m depth, maximum scintillometer values ranged from 264 cps to 1168 cps. Anomalous radioactivity was hosted within highly strained and strongly pervasively hematite altered metamorphosed intermediate volcanics, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-049   Azimuth: 315° **Dip:** -70°   **E:** 332988 **N:** 6065934   **EOH:** 376.73 m

This drill hole is located on a ~100 m step-back to the southeast of JL06-018/019/020 and is approximately 25 metres off-section to the northeast. The drill hole had a final depth of 376.73 m. Drilled from October 4th to October 16th, 2006, JL06-049 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 260.91 m to 306.63 m depth, maximum scintillometer values ranged from 264 to 3193 cps (in hand); and from 343.20 m 355.40 m depth, maximum scintillometer values ranged from 726 to 4398 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-050   Azimuth: 315° **Dip:** -70°   **E:** 332946 **N:** 6065965   **EOH:** 357.53 m

Drilled between October 5th and October 10th, 2006, this drill hole is located approximately 100 m to the east of JL06-018/019/020 and has a final depth of 357.53 m. JL06-050 cored sequences of biotite-rich metamorphosed mafic intrusives and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar porphyritic felsic intrusives. From 217.32 m to 256.95 m depth, maximum scintillometer values ranged from 243 cps to 4280 cps (in hand). Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-051   Azimuth: 315° **Dip:** -45°   **E:** 332850 **N:** 6066041   **EOH:** 256.96 m

This drill hole is located on a ~50 m step-out to the northeast of JL06-043 to test the plunge/extension of the mineralized zone. The drill hole had a final depth of 256.96 m. Drilled from October 16th to October 21st, 2006, JL06-051 cored sequences of highly strained metamorphosed intermediate volcanics and biotite-rich metamorphic mafic intrusives, both of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. Minor mineralization was encountered in this drill hole: from 141.12 m to 159.41 m depth, maximum scintillometer values ranged from 276 to 1276 cps (in hand), with minor anomalous spikes of elevated scintillometer readings throughout. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

13.3.3 Discussion

Initial components of the Jacques Lake diamond drill programs, including the 2005 program and early portion of the 2006 program, focused on testing the two airborne U/Th anomalies and follow-up results returned from the 2005 field program. Further drilling indicates mineralization occurring along strike to the southwest of the western radiometric anomaly with the most significant results occurring with little or no airborne U/Th signature. In addition, five holes were drilled approximately 1.2 – 2.5 km to the northeast, along strike, from the western radiometric anomaly.

a) Eastern Radiometric Anomaly - Drill holes JL06-08 through JL06-011 were drilled from the top of the ridge to the south of Jacques Lake over a 200 m strike length, in order to test the eastern branch of the airborne U/Th anomaly and follow up results returned in 2005. Drill holes JL06-08 through JL06-011 all intersected zones of anomalous radioactivity (>200 cps over several m) **(Figures 13.7 and 13.8 and Table 13.6).**

In drill core, a drastic increase in strain was observed from southeast to northwest, with the heterolithic volcaniclastic unit being relatively unstrained and unfoliated in the south-east and becoming progressively higher strain towards the north-west. The "cliff" at Jacques Lake represents the centre of this high strain corridor.

b) Western Radiometric Anomaly - Drill holes JL06-012 through JL06-020 were drilled from the base of the ridge in order to test the western branch of the airborne U/Th anomaly and follow up on results returned from JL05-005. The holes, JL06-018, JL06-019 and JL06-020, drilled 100 m from the head of the anomaly, returned the most significant results from the Jacques Lake drilling program with intercepts up to **0.11 %U_3O_8/57.71 m.**

Consequently, these intercepts resulted in the drill program being modified to follow mineralization along strike to the southwest with the majority of holes being drilled to delineate the extension of anomalous radioactivity. Of these drill holes, JL06-028 and JL06-030 (located 50 m to the southwest of JL06-018/019/020) returned intercepts up to **0.07%U_3O_8/56.50 m including 1.10%U_3O_8/9.00 m** and JL06-032, JL06-034 and JL06-035 (located 150 m to the southwest of JL06-018/019/020) returned intercepts up to **0.30%U_3O_8/11.00 m** and **0.10%U_3O_8/25.50 m**.

In addition, holes JL06-045, JL06-047, and JL06-049 were collared up the slope of the ridge to test the extent of mineralization down-dip of several drill holes that had significant results returned. These were drilled approximately on section with JL06-018/019/020, JL06-024A/026 and JL06-028/030 to depths ranging from 376.73 m to 443.79 m. Significant results returned from these drill holes include **0.13%U_3O_8/27.50 m including 0.25%U_3O_8/5.35 m** and indicate the extent of mineralization is open at depth.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Drill holes JL05-006 and JL05-007, collared further to the north-east from JL05-005, did not intersect any anomalous radioactivity downhole. The position of these drill holes corresponds to the main body of the western radiometric anomaly, indicating that this portion of the airborne anomaly may be a product of a boulder dispersion train, sourced from the outcropping mineralization in the south-western portion of the project area. This conclusion is supported by the presence of radioactive boulders, similar in appearance to outcropping mineralization, along the Jacques Lake trend.

c) Northern Radiometric Anomalies – Five drill holes, JL06-031; JL06-033; JL06-036A (JL06-036 was abandoned due to drilling difficulties); JL06-038; and JL06-040, targeted several smaller U/Th airborne anomalies located approximately 1.2 – 2.5 km to the northeast, along strike, from the western radiometric anomaly. Narrow anomalous mineralization was encountered in JL06-031 and JL06-033, but the remaining drill holes returned no significant values. As in JL05-006 and JL05-007, the airborne anomalies observed in this section of the Jacques Lake target area may be a result of glacial transport of radioactive material from the southwest.

d) Summary - Uranium mineralization observed in Jacques Lake drill core is associated with a fine-grained to aphanitic, highly strained to mylonitic metamorphosed intermediate volcanic unit. This unit is variably pervasively hematite-altered, with strong magnetite + actinolite + calcite veining. Anomalous intersections were generally broad and generally in excess of 10 m. High-grade values (*i.e.,* intersection with > 1000 cps) were generally discreet with down-hole lengths of 20 cm maximum. Similarities with Michelin mineralization include variable hematite alteration within a strongly sheared host rock. However, the intensity of magnetite and calcite veining is much higher at Jacques Lake as well as overall SiO_2 content in whole-rock geochemistry is significantly lower.

In summary, drilling at Jacques Lake intersected anomalous zones of uranium mineralization over a strike length of approximately 500 m on and to the southwest of the Western anomaly and 200 m on the Eastern anomaly. This may represent a continuous sheet or a series of individual uraniferous shoots. Observations from drill core include a strong stretching lineation of approximately 70° to the south-east so the potential exists for shoots similar in style and size to the main Michelin zones.

In light of the 2006 results from drilling at Jacques Lake, an intensive follow-up drill program is recommended for 2007. This drill program will initially test the down-dip and down-plunge extension of existing mineralization as well as the possible strike extensions of the known mineralized zones. As the drill holes with most significant results were collared in areas with little or no airborne U/Th signature and known mineralization has not been tested at depths greater than 200 vertical metres, the potential for other discoveries within the Jacques Lake target area is considered excellent.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Figure 13.7: Jacques Lake Target Area, DDH Cross-Section JL06-018, 019, 020



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Figure 13.8: Jacques Lake Target Area, DDH Vertical Section



IDW Interpolation - 5m cell size

Jacques Lake Long Section as of 1 December, 2006

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table13.6: Summary of 2006 Jacques Lake Assay Composites

Hole ID	From	To	%U3O8	Interval
JL06-08	332.00	334.49	0.15	2.49
incl.	334.00	334.49	0.30	0.49
JL06-09	300.00	310.00	0.12	10.00
incl.	302.35	305.47	0.35	2.12
and	308.00	310.00	0.10	2.00
JL06-010	292.00	302.00	0.11	10.00
incl.	297.00	299.00	0.23	2.00
and	280.43	281.30	0.87	0.33
JL06-011	NSV			
JL06-012	NSV			
JL06-013	8.00	10.00	0.12	2.00
and	87.42	89.54	0.11	2.12
JL06-014	60.08	72.00	0.08	11.92
incl.	69.00	72.00	0.11	3.00
and incl.	62.00	64.00	0.09	2.00
JL06-015	78.00	83.00	0.12	5.00
and	93.00	97.50	0.09	4.50
and	121.00	122.00	0.10	1.00
JL06-016	168.50	174.06	0.07	5.56
JL06-017	92.50	95.76	0.21	3.26
and	197.00	198.00	0.15	1.00
JL06-018	96.54	117.56	0.21	21.02
incl.	96.54	99.50	0.21	3.85
and incl.	102.50	114.50	0.30	12.00
and	122.00	127.00	0.11	5.00
JL06-019	118.00	164.00	0.10	46.00
incl.	118.00	143.00	0.12	25.00
incl.	138.00	143.00	0.12	5.00
JL06-020	137.89	195.60	0.11	57.71
incl.	137.89	159.00	0.13	21.11
and incl.	176.00	181.00	0.20	5.00
and incl.	187.50	194.50	0.20	7.00
JL06-022	64.00	77.00	0.12	13.00
and	80.50	82.50	0.10	2.00
and	90.50	91.70	0.11	1.20
and	94.90	97.00	0.12	2.10
and	199.00	200.00	0.19	1.00
JL06-023	76.50	89.50	0.15	13.00
JL06-023A	78.00	94.00	0.12	14.50

and	204.50	206.50	0.14	2.00
JL06-024A	132.70	133.70	0.12	1.00
JL06-025	22.45	23.45	0.14	1.00
JL06-026	169.00	177.00	0.09	8.00
and	202.70	208.70	0.10	6.00
and	232.50	234.65	0.13	2.15
and	281.56	283.56	0.10	2.00
JL06-027	NSV			
JL06-028	90.00	127.00	0.12	37.00
JL06-029	NSV			
JL06-030	113.50	170.00	0.07	56.50
incl.	113.50	122.50	1.10	9.00
and incl.	134.00	139.00	0.17	5.00
and incl.	151.00	161.00	0.14	10.00
JL06-031	NSV			
JL06-032	37.00	48.00	0.30	11.00
and	61.50	62.50	0.18	1.00
and	117.00	118.81	0.14	1.81
JL06-033	NSV			
JL06-034	39.50	53.50	0.19	14.00
and	58.50	60.50	0.11	2.00
and	133.00	134.93	0.16	1.93
and	175.74	183.50	0.06	7.76
JL06-035	45.00	70.50	0.10	25.50
and	272.00	273.00	0.13	1.00
JL06-036A	NSV			
JL06-037	NSV			
JL06-038	NSV			
JL06-039	NSV			
JL06-040	NSV			
JL06-041	NSV			
JL06-042	NSV			
JL06-043	9.58	39.00	0.11	29.42
including	9.58	13.00	0.30	3.42
and incl.	19.00	25.18	0.16	6.18
and incl.	30.30	39.00	0.12	8.70
JL06-044	NSV			
JL06-045	278.50	306.00	0.13	27.50
including	278.50	283.00	0.16	4.50
and incl.	287.80	293.50	0.25	5.35
and	347.00	357.00	0.12	10.00
JL06-046	No Samples taken			
JL06-047	275.00	276.15	0.12	1.15

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JL06-048	33.78	35.85	0.16	2.07
and	44.00	47.00	0.22	3.00
JL06-049	295.00	305.00	0.18	10.00
and	349.58	354.50	0.21	4.92
and	265.00	271.00	0.11	6.00
and	277.00	278.00	0.21	1.00
JL06-050	239.05	256.18	0.16	17.13
JL06-051	NSV			

13.4 GEAR TARGET AREA

13.4.1 Introduction

A total of **four diamond drill holes** were completed on the Gear property during the 2006 field season (**Figure 13.9**). This work produced **792.08 m** of core. Drilling was focused on confirming results from Brinex drilling and testing the down dip exploration potential beneath know zones of uranium mineralization. Details of the drilling can be found in **Table 13.7** and in the following descriptions.

Figure 13.9: Gear Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Table 13.7: Summary of 2006 Gear Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Gear Data = NAD 83, Zone 21						
G06-001	337198	6091258	140	300	-60	48.67
G06-001A	337198	6091258	140	300	-60	279.50
G06-002	337198	6091258	143	300	-75	273.41
G06-003	337149	6091370	143	300	-45	190.50
					Total:	792.08m

13.4.2 Drill Hole Summaries

G06-001   **Azimuth:** 300° **Dip:**-60°   **E:** 337081 **N:** 6091036   **EOH:** 48.67 m

Drilling commenced on the Gear property on October 16, 2006 with a twin of Brinex hole G70-146. The hole was terminated ahead of schedule the following day due to drill rods being stuck and drilling was unable to continue. The drill was shifted as little as possible and the hole was re-started.

G06-001A   **Azimuth:** 300° **Dip:**-60°   **E:** 337081 **N:** 6091036   **EOH:** 279.50 m

This twin of Brinex hole G70-146 was re-started on October 17th, 2006. The drill cored into a mylonitic metaconglomerate which graded into a mylonitic arkose at an approximate depth of 30m. The mylonitic arkose continued to a depth of 180 m with variable amounts of hematite, chlorite and epidote alteration. Disseminated carbonate occurred for patches throughout this interval. As well, frequent mafic dykes and occasional felsic dykes cut the unit. At 180 m a pre-kinematic mafic dyke separated the arkose from the underlying mylonitic argillite. Sulphide veining began to occur at this depth. It was dominated by pyrite, chalcopyrite and later in the hole (after 246 m) pyrrhotite. Mineralization occurred within the argillite from 217-259 m. This unit also hosted strong magnetite, abundant biotite and frequent fine-grained mafic veinlets. Three intervals of radioactivity occur as follows: 217-221 m averaged 496 cps, 222.5-231 m averaged 748 cps and 229-231 m averaged 1460 cps. The maximum scintillometer value recorded was 5940 cps at 230.20 m (all in hand measurements). No radioactivity was detected after 259 m. The mylonitic argillite graded into a wacke at ~270 m. Drilling finished at a total depth of 279.50m on October 20th, 2006.

G06-002   **Azimuth:** 300° **Dip:**-75°   **E:** 337081 **N:** 6091036   **EOH:** 273.41 m

G06-002 was commenced on October 20th, 2006 in the same location as G06-001/01A at the steepened dip of -75°. Its intention was to test the down-dip extension of mineralization. As expected the lithologies were very similar to the previous hole. The mylonitic metaconglomerate dominated the upper ~73 m of the drill hole. Underlying this was the mylonitic arkose with variable amounts and intensities of hematite, chlorite and epidote alteration. No radioactivity was encountered in the drill hole. The pre

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

kinematic mafic dyke seen at a depth of 180 m in the shallower hole may have been intersected at a depth of 257 m however it was underlain by additional mylonitic arkose as opposed to the argillite. The results of this drill hole demonstrate very steeply dipping units and projects mineralization at depth of approximately 300-330 m. A deeper hole is needed to test the down-dip extension of mineralization at Gear.

G06-003   Azimuth: 300° **Dip:**-45°   **E:** 337081 **N:** 6091148   **EOH:** 190.55 m

This third and final drill hole at Gear during the 2006 field season served as a twin hole to Brinex G68-143. It started coring on October 22nd, 2006. The upper 20 m consisted of gneiss that was followed by mylonitic metasediments to a depth of 47 m. Frequent mafic dykes cut both units. The remainder of the drill hole was dominated by mylonitic argillite which hosted mineralization from 66-90 m. The following intervals of radioactivity were intersected: 66.85-74.86 m averaged 460 cps (lower 1.5 m averaged 1115 cps), 76.11-79.26 m averaged 504 cps and 80.75-90.30 m averaged 624 cps (lower 2m averaged 1185 cps). The maximum scintillometer value recorded was 5175 cps at 88.80 m (all in hand measurements). The argillite also hosted veinlets of pyrite, chalcopyrite and pyrrhotite (with minor arsenopyrite), which appeared in up to 5% abundance for 1-2 m intervals. A 7 m interval of wacke occurred at 118 m depth. The remainder of the drill hole consisted of mylonitic argillite. Drilling terminated on October 24th, 2006 at a depth of 190.55 m.

13.4.3 Discussion

Twin holes G06-001A and G06-003 returned values comparable with original Brinex results **(Figure 13.10 and Table 13.8)**. G06-001 shows good correlation with results from G70-146 in the upper portions of the hole. Local variability of mineralization in the host rock likely accounts for the offset of results from lower in the holes. This work will provide the framework for future exploration in the area.

Exploration hole G06-002 was stopped prior to target depth and failed to intersect the expected mineralization. The sequence cut in G06-01A and G06-002 indicate a steep dip to the south, indicating that the argillaceous unit hosting the mineralized sequence intersected in G06-01A extends to depth. The work carried out in 2006 will form the basis of a more extensive 2007 program to further assess the Gear target area.

Mineralization in the Gear target area is hosted within proto-mylonitic argillite with patchy disseminated carbonate and magnetite. Sulphides are present within the mineralized zone. Clusters of pyrite, chalcopyrite and occasional pyrrhotite occur with up to 5% abundance locally.

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Figure 13.10: Cross Section of DDH G06-001A and G06-002 with interpreted geology and % U3O8 assay histograms



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table 13.8: Gear Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U$_3$O$_8$	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U$_3$O$_8$	Interval (m)
G06-01A	217.32	220.98	0.102	3.66	**G70-146**	210.01	213.36	0.09	3.35
and	222.81	225.00	0.128	2.19	and	220.98	222.5	0.24	1.52
and	229.00	231.00	0.332	2.00	and	245.06	347.95	0.25	2.9
					and	248.72	250.85	0.15	2.6
G06-002	NSV								
G06-003	73.00	74.86	0.167	1.86	**G70-143**	70.13	74.68	0.13	4.54
and	81.50	83.50	0.110	2.00	and	79.25	80.41	0.55	1.16
and	87.50	89.50	0.098	2.00					

13.5 INDA TARGET AREA

13.5.1 Introduction

One diamond drill hole totaling **200.25 m** was completed at the Inda property during the 2006 field season (**Figure 13.11**). The objective of this hole was to test mineralization intersected in 1969 by Brinex and provide results for an updated resource calculation of the Inda target area. Details of the drilling can be found in **Table 13.9** and in the following descriptions.

Figure 13.11: Inda Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19^h, 2007.

Table 13.9: Summary of 2006 Inda Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Inda Data = NAD 83, Zone 21						
I06-001	334724	6089504	98.75	325	-85	200.25
					Total:	200.25 m

13.5.2 Drill Hole Summaries

I06-001   **Azimuth:** 325° **Dip:**-85°   **E:**334656 **N:**6089282   **EOH:**200.25 m

Located on the Inda Prospect of the Inda Lake Trend, I06-001 was drilled as a twin to Brinex hole N-69-65. Drilled from October 22nd to October 24th, 2006 the drill hole had a final depth of 200.25 m. I06-001 cored sequences of quartzite and metamorphosed felsic volcanics (possibly metasediments) both highly strained to mylonitic and aphanitic, as well as sequences of amphibolite, all of which were occasionally cut by syn- and post-kinematic mafic dykes. Significant mineralization was encountered in this drill hole. From 111.86 m to 166.73 m maximum scintillometer values ranged from 426 to >10 000 cps (in hand). Anomalous radioactivity was hosted within a highly strained, aphanitic, felsic metavolcanic (possibly metasediments) which contained abundant actinolite + calcite + chlorite +/- pyrite veining to stockworking. The unit was strongly and pervasively hematized as well as strongly magnetic. In addition, the mineralized intervals hosted a significant concentration of sulphides, including chalcopyrite and pyrite.

13.5.3 Discussion

Assay results from the upper portions of twin hole I06-001 returned values broadly in agreement with those returned from Brinex hole N69-65 (**Figure 13.12 and Table 13.10**). However, the lower portions of I06-001 show a poor correlation with N69-65. Zones of mineralization cut in N69-65 were absent from I06-001 and conversely, zones of mineralization intersected in I06-001 were absent in the original Brinex drilling. Among these disparities, **I06-001** returned **6.7% U3O8 over 1.08m**, marking the highest individual assay from drill core for the 2006 program. This interval was characterized by a 5cm uranophane veinlet cutting the core axis at a very low angle. This veinlet would likely not have been cut had the drill string followed a path differing by a metre or less. Bedding and local foliation in the Inda area are quite steep and in general, fabric to core axis angles were quite low.

Mineralized intervals in the Inda Lake core were characterized by a highly strained, aphanitic, felsic metavolcanic (possibly metasedimentary) which contained abundant actinolite + calcite + chlorite +/- pyrite veining to stockworking. The unit was strongly and pervasively hematized as well as strongly magnetic. Additionally, mineralized intervals hosted a significant concentration of sulphide minerals, notably

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chalcopyrite and pyrite. The work carried out in 2006 will form the basis of a more extensive 2007 program to further assess the Inda target area

Figure 13.12: Cross Section of DDH I06-001 showing interpreted geology and % U3O8 assay histograms



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table 13.10: Inda Lake Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
I06-001	49.00	52.00	0.058	3.00	N69-65	47.61	50.78	0.05	3.17
and	117.00	122.00	0.118	5.00	N69-65	118.99	127.56	0.19	8.56
and	138.52	143.00	0.142	4.48	N69-65	136.25	137.56	0.07	1.31
and	146.88	150.50	2.185	3.62	N69-65	146.79	149.87	0.04	3.08
and	163.50	166.40	0.390	2.90	N69-65	154.53	157.79	0.44	3.26
					N69-65	166.18	171.3	0.05	5.12
					N69-65	178.09	179.5	0.05	1.4

13.6 NASH TARGET AREA

13.6.1 Introduction

Two diamond drill holes totaling **140.82 m** were completed at the Nash property during the 2006 field season (**Figure 13.13**). These holes tested the mineralization recorded by Brinex in 1969. Details of the drilling can be found in **Table 13.11** and in the following summaries.

Figure 13.13: Nash Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology



94

Table 13.11: Summary of 2006 Nash Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Nash Data = NAD 83, Zone 21						
N06-001	331882	6087639	182.33	315	-85	75.29
N06-002	331882	6087639	182.33	315	-45	65.53
					Total:	140.82m

13.6.2 Drill Hole Summaries

N06-001   **Azimuth:** 315° **Dip:** -85°   **E:**331814 **N:**6087417   **EOH:**75.29 m

Located on the Nash Prospect of the Inda Lake Trend, N06-001 was drilled as a twin to the Brinex DDH N-69-20. Drilling began on October 24th, 2006 and finished the following day at a total depth of 75.29m. N06-001 cored sequences of highly strained to mylonitic, aphanitic metasediments and highly strained amphibolite, both occasionally cut by post-kinematic diorite dykes. From 26.52 to 32.61 m maximum scintillometer values ranged from 899 to 3529 cps (in hand). Anomalous radioactivity is hosted within aphanitic and mylonitic metasediments. The unit has strong pervasive hematite alteration and is highly magnetic. Veining of actinolite + calcite + chlorite +/- pyrite is abundant and occasionally occurs as stockworking.

N06-002   **Azimuth:** 315° **Dip:** -45°   **E:**331814 **N:**6087417   **EOH:**65.53 m

Located on the same set-up as N06-001, N06-002 was drilled as a twin to the Brinex DDH N-69-19. The drill cored sequences of highly strained to mylonitic, aphanitic metasediments and highly strained amphibolite, both occasionally cut by post-kinematic diorite dykes. From 22.86 to 28.96 m maximum scintillometer values ranged from 2292 to 3039 cps (in hand). Anomalous radioactivity was hosted in the same unit as encountered in N06-001. Drilling was completed on October 26th, 2006 at a final depth of 65.53m.

13.6.3 Discussion

Twin holes N06-001 and N06-002 returned values broadly in agreement with Brinex results. N06-001 returned 0.205% U3O8 over 4m, while the original Brinex hole, N69-20, intersected 0.21% U3O8 over 5.18m (**Figure 13.14 and Table 13.12).** Additionally, N06-002 returned 0.246 % U3O8 over 3.41 m compared to the original result of 0.27 % U3O8 over 3.35 m in Brinex drill hole N69-19. The slight differences in interval length are likely due to the natural variation of uranium mineralization within the Post Hill sequence, while the offset between intervals can likely be attributed to differing heights of the drill rigs in the 2006 versus 1969 drilling. The work carried out in 2006 will form the basis for future exploration on the Nash property.

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Figure 13.14: Cross Section of DDH N06-001 and N06-002 showing interpreted geology and % U3O8 assay histograms



NW
SE
Overburden
Intermediate dyke
Mineralized zone
Meta-mafic intrusive
Meta-shale
Meta-argillite
N06-02
65.53m
N06-01
75.29m
160mRL
140mRL
120mRL
100mRL
Aurora Energy Resources Inc.
Inda Lake Trend
Nash Target
N06-01 and N06-02
NAD83 UTM Zone 21

Table 13.12: Nash Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
N06-001	28.00	32.00	0.205	4.00	**N69-20**	29.26	34.44	0.21	5.18
N06-002	23.38	26.79	0.246	3.41	**N69-19**	25.3	28.65	0.27	3.35

96
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13.7   RAINBOW TARGET AREA

13.7.1 Introduction

During the 2006 field season, a total of **15 diamond drill holes** with a cumulative length of **2483.51 m** were completed on the Rainbow Property **(Figure 13.15)**. Drilling commenced on July 7th and was completed on August 8th, 2006. The focus of the program was to verify historic drilling and to test for the possibility of ore shoots oriented similarly to those at the Michelin Deposit that lies approximately 2 km to the north-northeast.

Details concerning the individual holes are listed below in **Table 13.13** and in the summaries that follow.

Figure 13.15: Rainbow Target Area, Plan Map of 2006 DDH Locations



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Table 13.13: Summary of 2006 Rainbow Drilling

Hole_ID	UTM_East	UTM_North	Elevation (m)	Azimuth	Dip	Final Depth (m)
Rainbow Data = NAD 83 Zones 20 & 21						
RZ06-001	306340	6050407	304	320	-45	35.97
RZ06-001A	306340	6050407	304	320	-45	151.18
RZ06-002	306307	6050350	304	330	-45	139.29
RZ06-003	306351	6050288	306	330	-45	184.71
RZ06-004	306369	6050261	296	330	-45	242.93
RZ06-005	306259	6050350	317	330	-45	90.53
RZ06-006	306304	6050283	313	330	-54	166.73
RZ06-007	306228	6050296	315	330	-45	112.17
RZ06-008	306228	6050296	315	330	-72	139.29
RZ06-009	306426	6050447	310	330	-45	200.25
RZ06-010	306426	6050447	310	330	-70	149.95
RZ06-011	306411	6050378	310	330	-45	133.20
RZ06-012	306411	6050378	310	330	-70	160.93
RZ06-013	306502	6050434	312.2	330	-45	136.25
RZ06-014	306502	6050434	312.2	330	-70	175.87
RZ06-015	693978	6050072		330	-45	264.26
					Total:	**2,483.51**

13.7.2 Drill Hole Summaries

RZ06-001A **Azimuth:** 330º **Dip:** -45º **E:** 306340 **N:** 6050407 **EOH:** 151.18 m

This hole was drilled at the location of the Brinex hole RZ-71-06 as a confirmatory hole. It commenced on July 8, 2006 and was completed on July 10, 2006 at a final depth of 151.18 m. The core consisted of metamorphosed felsic volcanics to a depth of 58.71 m and underlain by interlayered felsic and mafic intrusives until 113.29m. From 113.29-147.36 m another sequence of metamorphosed felsic volcanic rock was cored, the final 3.82 m intersected felsic intrusive rocks. There were a few small mafic dykes throughout.

Mineralization is associated with the metamorphosed felsic volcanic rock, specifically the mafic minerals within. Mineralization was is very fine grained and therefore visually difficult to determine. Scintillometer values reached a maximum of 2745 cps from 39.11-58.71 m and averaged 800 cps in hand. A second lesser zone from 113.3-141.08 m had a maximum of 664 cps and averaged 350 cps in hand. These results correlate to those of RZ-71-06. RZ06-001 had to be restarted due to problems with drill pad.

RZ06-002 **Azimuth:** 330º **Dip:** -45º **E:** 306307 **N:** 6050350 **EOH:** 139.29 m

This hole was located about 50 m southwest of RZ06-001A to test for mineralization along strike. It commenced on July 10, 2006 and was completed on July

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11, 2006 at a final depth of 139.29 m. The hole cored metamorphosed felsic volcanic rock with few thick mafic dykes to 79.32 m. The rest of the hole consisted of both mafic and felsic intrusive rocks that were cut by mafic dyking. Mineralization is associated with the mafic minerals (amphibole, biotite) in the metamorphosed felsic volcanics. Strong mineralization occurred 64.42 m for 7.28 m; maximum scintillometer value 4023 cps with an average of 1344 cps. Weaker mineralization continued to a depth of 79.32 metres (7.62 m) with maximum value of 630 cps and an average of 325 cps in hand. The mineralization was occurred where the zone was projected from surface.

RZ06-003   Azimuth: 330º **Dip:** -45º   **E:** 306351 **N:** 6050288   **EOH:** 181.74 m

This hole was collared approximately 50 m southeast and along section from RZ06-002 to test the down-dip continuity of the mineralized zone. Drilling occurred July 11-13, 2006 and the hole was completed at a final depth of 181.74 m. The hole cored a series of metamorphosed felsic volcanic rocks, with a few mafic dykes, mafic and felsic intrusive rocks throughout in the upper 145.06 m. The rest of the hole consisted of mostly mafic intrusive rocks with minor felsic intrusives and mafic dykes. There was no mineralization encountered in this hole and the felsic volcanic rocks were relatively mafic poor compared to mineralized zones in other holes. Mafic intrusive rocks were intersected where the mineralized zone was projected from surface.

RZ06-004   Azimuth: 330º **Dip:** -45º   **E:** 306369 **N:** 6050261   **EOH:** 242.93 m

RZ06-004 was drilled to test for mineralization further down dip of holes RZ06-002 and RZ06-003, and collared 100 m 30 m southeast of the holes respectively. Drilling was completed July 13-16, 2006 at 242.93 m final depth. The dominant lithology in the hole consisted of pervasively silicified felsic metavolcanic rocks with weak hematization and moderate strain. This sequence was cut by several chlorite-rich mafic dykes and a 10 m felsic intrusion. At approximately 180 m depth a 60 m mafic intrusion was intersected and continued to bottom of the hole. The typical host for mineralization on the Rainbow property, felsic metavolcanic rocks lacking silicification or hematite alteration, was not intersected in this hole.   Mafic intrusive rocks were cored where mineralization was anticipated.

RZ06-005   Azimuth: 330º **Dip:** -45º   **E:** 306259 **N:** 6050350   **EOH:** 90.53 m

RZ06-005 was situated approximately 50 m west of RZ06-002 and 100 m southwest of RZ06-001A to test the mineralization along strike. Coring began July 16, 2006 and finished the following day at 90.53 m. The upper 54.39 m consisted of pervasively silicified moderately strained to locally mylonitic felsic metavolcanic rocks which were cut by two mafic dykes. Mineralization occurred within mylonitic felsic metavolcanics from 48-54.4 m and is associated with increased chlorite.   The scintillometer values averaged 437 cps with a maximum of 1231cps (in hand measurements). Mineralization occurred 5-10m above the projected depth and was cut off by a chlorite- and biotite-rich mafic intrusion. Coarse grained felsic dyke was intersected in the lower 3 m of the hole.

99

RZ06-006   **Azimuth**: 330° **Dip**: -54° **E:** 306304 **N:** 6050283   **EOH:** 166.73m

This hole began coring on July 18, 2006 and was collared approximately 80 m southwest of RZ06-005 with the intention of testing the down dip continuity of mineralization. It was completed on July 19, 2006 at a total depth of 166.73 m. The lithology in the upper 118.30 m consisted mainly of silicified felsic metavolcanic rocks with pervasive silicification which became patchy in the lower 3m. This unit was cut by both mafic and felsic dykes. Mafic intrusion with rare felsic dykes was intersected for the remainder of the hole. The mafic intrusion was intersected instead of the expected mineralization as projected from surface. Mineralization did not occur in this hole. Due to the lack of mineralization in this hole, the third hole planned on this section was cancelled.

RZ06-007   **Azimuth:** 330° **Dip:** -45° **E:** 306228 **N:** 6050296   **EOH:** 112.17 m

This hole was situated approximately 60 m southwest of RZ06-005 and was designed to test the western extent of the shallow mineralization intersected in RZ06-01a, RZ06-002 and RZ06-005. The drill began coring on July 20, 2006 and finished up the next day at a total depth of 112.17m. Mineralization was intersected at 68 m depth after drilling through intervals of silicified felsic metavolcanic rocks cut by mafic dykes. The mineralization had an average scintillometer value of 694 cps over 9 m and a maximum of 2283 cps (in hand measurements). The host rock consisted of the typical unsilicified, unhematized felsic metavolcanics with increased chlorite and fine grained mafic veinlets. It occurred shallower than anticipated according projection from surface. The mineralization was once again cut off by a chlorite- and biotite-rich mafic intrusion that was cored to the end of the hole.

RZ06-008   **Azimuth:** 330° **Dip:** -72° **E:** 306228 **N:** 6050296   **EOH:** 139.29 m

RZ06-008 was drilled at the same location as RZ06-007 at a steeper dip of -72°. The drill began coring on July 22, 2006 and finished the next day at a total depth of 139.29 m. Ninety metres of silicified felsic metavolcanic rocks cut by mafic and felsic dykes were drilled prior to the intersection of unsilicified felsic metavolcanic that typically hosts mineralization. At 97 m scintillometer values reached a maximum of 458 cps (in hand) and no significant interval of mineralization was intersected. At 98.37 a coarse grained felsic dyke truncated the felsic metavolcanic rock and was in turn underlain by the mafic intrusion which typically occurring at the bottom of the sequence.

RZ06-009   **Azimuth:** 330° **Dip:** -45° **E:** 306426 **N:** 6050447   **EOH:** 200.25 m

Due to the presence of mafic intrusive rock where mineralization was projected in drill holes RZ06-003, 04 and 06, the drill was moved northeast of RZ06-001A to test for an eastern ore shoot. RZ06-009 was situated approximately 90 m northeast of RZ06-001A to investigate positive historic drilling results in hole RZ-71-11. The drill began July 23, 2006 and finished on July 26, 2006 at a total depth of 200.25 m after coring the silicified felsic metavolcanic rocks underlying the mafic intrusion. From surface to approximately 55 m, silicified and weakly hematized felsic metavolcanic rocks with minor felsic and mafic dykes were intersected. This was underlain by 14 m of unsilicified felsic metavolcanic rocks with the lower 5 m having a scintillometer average of 472 cps and a maximum of 1252 cps (in hand measurements). Mineralization was associated with pervasive chlorite. At 69.81 m the mafic intrusion, with variable amounts of fine grained chlorite and biotite, was intersected for approximately 60 m. Minor intervals of felsic dyking also occurred. At 134 m the silicified felsic metavolcanic rock re-appeared and dominated the remainder of the drill hole. No additional mineralization was intersected.

RZ06-010   Azimuth: 330° **Dip:** -70° **E:** 306426 **N:** 6050447   **EOH:** 149.95 m

RZ06-010 was drilled off the same pad as RZ06-009 at the steeper angle of -70°. Drilling commenced on July 27, 2006 and finished the following day at a total depth of 149.95 m. Approximately 100 m of fine grained, silicified felsic metavolcanic rocks with occasional unsilicifed intervals and dykes overlain the mineralized interval. From 103.00 m to 112.45 m scintillometer values averaged 447 cps and reached a maximum of 847 cps (in hand measurements). Mineralization was associated with pervasive chlorite- and biotite-rich mafic veinlets and the host rock lacked hematization or silicification. Again mineralization was abruptly terminated by the chlorite- and biotite-rich mafic intrusion.

RZ06-011   Azimuth: 330° **Dip:** -45° **E:** 306411 **N:** 6050378   **EOH:** 133.46 m

RZ06-011 began coring on July 28, 2006 approximately 25 m to the southeast of RZ06-001A. Its purpose was to test the down dip continuity of mineralized zone intersected in RZ06-001A. The hole was completed on July 29, 2006 at a total depth of 133.46 m. The upper 110.00 m of the drill hole was dominated by silicified felsic metavolcanic rocks which were intruded by both felsic and mafic dykes. Mineralization was intersected at a depth of 115.50 m with approximately 5.00 m of core averaging scintillometer values of 1226 cps and a maximum of 3577 cps (in hand measurements). Unsilicified felsic metavolcanic rocks with biotite-rich mafic veinlets played host to the mineralization. This host rock was cut by a schistose mafic intrusive rich in biotite and chlorite as seen in other drill holes on the Rainbow property.

RZ06-012   Azimuth: 330° **Dip:** -70   **E:** 306411 **N:** 6050378   **EOH:** 160.93 m

On July 29, 2006 drill hole RZ06-012 was commenced off the same pad as RZ06-011 at a steeper angle of -70°. It reached a final depth of 160.93 m on July 31, 2006. Approximately 100.00 m of silicified felsic metavolcanic rocks with two phases of dyking were cored before the intersecting the unsilicified felsic metavolcanic rocks. Scintillometer highs of 316 cps and 1101 cps were recorded at 106.00 m and 112.50 m respectively (in hand measurements). The remainder of the drill hole lacked any significant mineralization. At 140.00 m the schistose mafic intrusive was intersected and continued until the bottom of the hole.

RZ06-013   Azimuth: 330° **Dip:** -45   **E:** 306502 **N:** 6050434   **EOH:** 133.20 m

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19^h, 2007.

Hole RZ06-013, located approximately 75 m east of RZ06-009/10, started drilling on July 31, 2006. Its purpose was to test the dip and eastern extension of the mineralized zone intersected in RZ06-001A. At total depth of 133.20 m, RZ06-013 was completed on August 1, 2006. Felsic metavolcanic rock with patchy weak silicification was intersected in the first 112.00 m. Approximately 1.50 m of mineralized core occurred at 107.00 m with an average of 450 cps and a maximum of 755 cps (in hand measurements). The mineralized zone was truncated by the fine grained mafic intrusion in which the hole was terminated.

RZ06-014   Azimuth: 330° **Dip:** -70   **E:** 306502 **N:** 6050434   **EOH:** 175.87 m

This hole was on the same set up as RZ06-013 and was drilled to test down dip mineralization. It commenced on August 1, 2006 and finished August 3, 2006 reaching a final depth of 175.87 m. The main lithologies encountered were fine grained metamorphosed felsic volcanic rocks with fine grained mafic dykes throughout. There were small hints of mineralization, associated with the felsic volcanic, located at 22.72 m, 67.32 m and 161.50-163.18 m having a max of 448 cps, 459 cps and 695 cps respectively, in hand. The bottom was comprised of the typical mafic intrusive, at 163.18 m.

RZ06-015   Azimuth: 330° **Dip:** -45   **E:** 693978 **N:** 6050072   **EOH:** 264.26 m

RZ06-015 was located in property license 10046M approximately 300 m southwest of 2006 drilling and tested a radiometric anomaly. It commenced drilling of August 4, 2006 and finished August 8, 2006 going to a final depth of 264.26 m. The upper 38.21 m of the hole intersected granite and was underlain by 41 m of mafic intrusive that was in turn underlain by a 10 m interval of porphyritic felsic metavolcanic rock. Felsic and mafic intrusions were cored for another 13 m before intersecting the final unit of porphyritic felsic volcanic rock over the remaining 170 m. There was no mineralization encountered in the hole. This completed the drilling program at Rainbow and the drill was moved to Jacques Lake.

13.6.3 Discussion

Significant results were intersected in nine of fifteen drill holes (**Figure 13.16 and Table 13.14**). Results from 2006 roughly correspond with mineralization located by the 1971 and 1975 Brinex drilling campaigns. Highlights include **0.13% U$_3$O$_8$ over 18.80 m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U$_3$O$_8$ over 9.35 m** in RZ06-002, **0.15% U$_3$O$_8$ over 7.7 m** in RZ06-007, **0.42% U$_3$O$_8$ over 3.00 m** in RZ06-011. Mineralization has been intersected over a 300 m strike length and to a depth of 115.50 m.

Mineralization is commonly hosted in felsic metavolcanic rocks that are have either low levels or are void of silicification and hematization and is associated with veinlets of fine grained mafic minerals such as chlorite and biotite. An extensive chlorite- biotite- rich metamorphosed mafic intrusion has been intersected in many of the holes and appears to truncate the mineralized zone. It was postulated that mineralization would

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19^h, 2007.

continue below the mafic intrusion but this has yet to be shown. The intrusion is underlain by silicified and hematized felsic metavolcanic and not the typical host rock of Rainbow mineralization.

Figure 13.16: Cross Section of DDH RZ06-01A showing interpreted geology and % U3O8 assay histograms



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table 13.14: Summary of 2006 Rainbow Assay Composites

Hole ID	From	To	%U3O8	Interval(m)
RZ06-001A	39.00	57.80	0.125	18.80
incl.	39.00	43.00	0.252	4.00
RZ06-002	64.35	73.70	0.154	9.35
incl.	64.35	67.95	0.278	3.60
RZ06-003	NSV			
RZ06-004	NSV			
RZ06-005	46.50	52.00	0.116	5.50
RZ06-006	NSV			
RZ06-007	70.00	77.69	0.147	7.69
incl.	70.00	74.00	0.246	4.00
RZ06-008	NSV			
RZ06-009	65.50	67.50	0.110	2.00
RZ06-010	104.00	112.45	0.070	8.45
incl.	104.00	105.00	0.106	1.00
RZ06-011	116.00	119.00	0.415	3.00
RZ06-012	NSV			
RZ06-013	20.00	21.50	0.223	1.50
and	107.24	108.24	0.105	1.00
RZ06-014	161.20	163.34	0.129	2.14
RZ06-015	NSV			

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

14.0 SAMPLING METHOD AND APPROACH

14.1 CORE DRILLING AND LOGGING

Diamond drilling was completed by Falcon Drilling of Prince George, B.C. using three F-1000 and three F-2000 portable fly rigs. Drilling commenced on May 8th, 2006 and was completed on November 7th, 2006. All drilling was supervised by Aurora Energy Resources technical staff and general industry standards were followed in all matters.

Helicopter support for the drilling was a Bell 407 and a Bell 206 provided by Universal Helicopters of Happy Valley-Goose Bay, Labrador.

All proposed drill collars were surveyed with hand-held GPS units by Aurora geologists. All final drill collars at the Michelin, Gear, Inda, Nash and Jacques Lake target areas were surveyed using the real-time, satellite and base station corrected TOPCON HYPER GPS system by N.E. Parrott C.L.S. from Happy Valley-Goose Bay, Labrador. Control **is** relative to two local survey monuments located at Michelin and Jacques Lake.

A combination of NQ and BTW diameter core was drilled and the core was placed in wooden core trays with depth markers every drill run (up to 3 m). Core recovery during these programs was excellent. The boxes were securely sealed and delivered once a day by helicopter to the temporary core logging facilities that were set up in each of the three respective drilling areas (Michelin, Jacques Lake and White Bear). Flex-It survey tests were taken generally at 75-100 m intervals down-hole to provide down-hole survey control. All holes were cemented following completion and casing was left in the hole. Core logging procedures followed industry standards and a defined sample protocol.

14.2 DRILL CORE SAMPLING

All samples collected by Aurora staff during 2006 drill programs on the CMB Project were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis, and storage of the drill core.

Drill core sampling was done based on visual indications of mineralization and zones of anomalous radioactivity based on scintillometer readings. All drill core with a scintillometer reading greater than 300 cps was removed from the core box and tested without the interference of background radioactivity. Sampling intervals were predominantly in the 0.5 to 1.0 m range; though in areas of homogenous lithology, samples were collected in 1.5 m intervals. Narrow zones of mineralization were broken out as well.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

14.3   HEALTH AND SAFETY PROTOCOLS FOR PERSONNEL

The company developed *Uranium Exploration Health and Safety and Environmental Protection Guidelines* specific to the CMB project (Buchnea 2005, revised August 2006). The level of radiation exposure resulting from exploration activities is generally minimal, but proper precautions must be followed when handling radioactive material.

The purpose of these guidelines is to minimize personal and environmental exposures to levels that are as low as reasonably achievable (ALARA). The most effective way to reduce potential exposure to radiation is accomplished by minimal handling of radioactive samples, maximizing the distance from mineralized core or rocks, sufficient ventilation and personal hygiene. In the field, workers wore gloves when handling rock samples. When returning to town or camp, all field gear was stored in the dry away from kitchen and sleeping facilities. During the drill program workers handling mineralized core were required to wear coveralls, safety glasses, gloves and dust mask when splitting core. Core was split using a core splitter rather then a rock saw to reduce dust in the core splitting facility. The core shack and dry facilities were monitored on a regular basis to ensure radioactive levels were kept to a minimum.

Scintillometers were used to monitor daily external dosages. To measure the cumulative external dosages, all field workers were supplied with thermo luminescent radiation dosimeters (TLDs). The TLD's were supplied by Health Canada's National Dosimetry Service and were submitted every 3 months to Health Canada, which reports the results and maintains a central registry.   The Health Canada TLD dosimetry program indicated that no worker received a measurable dose during the 2005 exploration program or during the 2006 exploration program.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 DRILL CORE SAMPLES

Core samples were split using a manual core splitter; with one-half of the core selected for analysis and the remaining half returned to the core box for reference. The samples were placed in a polyvinyl sample bag with the reference sample tag, and then sealed with a plastic zip tie. Every 25 samples a duplicate of one-quarter of the sample interval, as well as a geochemical blank, and a geochemical standard were inserted into the shipments at pre-designated locations in the sample series. The pails were then delivered by helicopter to the main Aurora storage facility in Postville, Labrador to await processing for shipment.

15.2 SHIPPING

Once in Postville, Labrador, drill core sample buckets were double checked to ensure all samples were present and in the appropriate shipping containers (lidded plastic pails). In addition, drill core samples were individually scanned with Exploranium GR-110 G Portable Gamma Ray scintillometer for data correlation purposes.

As per regulations for the Transportation of Dangerous Goods Act, all containers were labeled "UN2910" on the outside, with signage indicating "Excepted Package: Radioactive Material" placed within each container. The individual containers were then scanned with a S.E. International Inc. "Inspector" contamination meter to ensure compliance with the maximum allowable limit of 5 µSv/hr measured at a distance of one m from the package.

Analytical request forms from Activation Laboratories Ltd. were completed, copied, and placed in the designated container. Pails were then sealed with numbered security "zip-tie" tags, which were previously recorded on the laboratory forms. The containers were shipped from Postville to CAI Logistical Services in Happy Valley-Goose Bay, who arranged shipment via truck to the Activation Laboratories in Ancaster, Ontario.

15.3 ASSAY LABORATORY

The processing and analysis of samples was conducted by Activation Laboratories ("Actlabs") in Ancaster, Ontario and check samples will be sent to ALS Chemex Laboratories in North Vancouver, BC. Both Actlabs and ALS Chemex operate according to the guidelines set out in ISO/IEC Guide 25 – "General requirements for the competence of calibration and testing laboratories".

15.4 SAMPLE PREPARATION

Using preparation method RX-1, drill core samples were crushed up to 75% passing 2 mm, mechanically split (riffle) to obtain a representative sample and then

107

pulverized using hardened steel to 85% passing 75mesh. Remaining pulps and coarse reject were bagged and stored.

For check assay analysis, sample pulps will be shipped from Actlabs to ALS Chemex in North Vancouver, BC. As the sample pulps are already in powder form, no additional prep should be required.

15.5   ASSAY PROCEDURES

For drill core samples at Actlabs, uranium was determined by delayed neutron counting (DNC) of a 30 g sub-sample. The samples are placed in a neutron flux produced by a nuclear reactor where the U^{235} within the sample absorbs neutrons which indicate some of the fission products of U^{235}, including neutrons. The sample is rapidly removed from the reactor; the neutrons are thermalized, and measured by an array of BF_3 neutron detectors. Total uranium from 0.1 ppm up to 2% U_3O_8 can be measured using this method.

For drill core, samples, the ICP/OES aqua regia multi-element package provides analytical results for a suite of thirty-five elements. Samples were prepped and pulped, with 0.5 g of sample undergoing digestion with aqua regia (0.5 mL H_2O + 0.6 mL concentrated HNO_3, and 1.8 mL concentrated HCl) for two hours at 95^oC, then cooled and diluted to 10 mL with de-ionized water and homogenized. This solution was then analyzed with a Perkin-Elmer OPTIMA 3000 Radical ion-coupled plasma (ICP) spectrometer for the 35 element suite, with a matrix standard and blank inserted every thirteen samples.

Assays results from Actlabs forwarded electronically and by regular mail to Aurora's office in Vancouver where the final assay certificates are presently on file and catalogued.

For check assay analysis, samples were shipped to ALS Chemex Laboratories in North Vancouver, BC for analysis by U-XRF10 for samples in the range of 0.01% to 15% uranium and U-XRF05 for samples in the range of 4 ppm to 10000 ppm uranium.

15.6   STORAGE OF DRILL CORE PULPS AND REJECTS

All drill core has been left on site at the Michelin, White Bear, Rainbow and Jacques Lake camps in stacked piles. All 2006 pulps and coarse rejects are currently stored at the Actlabs facility in Ancaster, Ontario and will remain there until Actlabs is otherwise advised. 2005 pulps and coarse rejects have been transported to an Aurora Energy Resources storage facility in Happy-Valley Goose Bay, NL.

16.0 DATA VERIFICATION

Aurora currently submits a blank, standard and quarter-split duplicate approximately every 25 samples to ensure at least one set of QA-QC samples is in every batch. Care was taken to ensure that the portion of the core being sent to the lab was representative and the same half of the interval was always being sampled.

Upon receipt of analytical batches, blanks, standards and quarter-split duplicates are examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibly and any other signs of unusual processing. The results were reviewed and plotted on graphs to clearly display the acceptable limits and show those samples that are outside of that range. Samples that fall outside of these limits are thoroughly investigated to determine the cause of the fail. The cause of a number of fails was due to inserting the wrong standard into the sample sequence. Another source of fails was the unreliability of Standard 2 (BL-4A) due the lack of round-robin analysis that is typically used to determine the best value and acceptable error margins.

A number of changes took place at ActLabs over the field season and these are reflected in the data. Due to the varied results from the Aurora standards (particularly standard 2) the lab purchased additional standards from CANMET in August to develop a better calibration. This date is marked by a vertical line on the graphs of each standard below. There is a noticeable improvement in the results processed after this date. In addition, the lab also changed the amplifier on the DNC system in August and then changed their irradiation protocol in mid-October when they increase the reactor power. Of note is the mass of the DNC sample of some of the Aurora standards; the quantity of sample analyzed is quite variable and commonly less than 1 gram. ActLabs consistently uses approximately 1 gram of sample in their DNC analysis for their internal QA-QC and as a result, some of the Aurora standards did not have enough material to ensure a 1 gram sample was analyzed. This problem will be rectified in 2007 by ensuring ample sample is sent to the lab and by requesting that a set weight is sampled in all DNC samples.

As part of the investigation into the varied results of the standards, four samples each of Standard 1-4 were sent to ALS-Chemex for U-NAA05 analysis in early September. They are plotted on the graphs of each standard below and labeled as batch VA06092727. All results were well within the acceptable limits and this led to further discussions with ActLabs to determine the cause of inconsistencies.

Additional procedures are being carried out to ensure the data is well within the limits of industry standards. For example, the pulps from seven holes have been selected for check assays at an alternate lab. As well, the sample database was sent to Scott Long, Chief Geochemist at AMEC for evaluation. He concluded that Aurora's procedures are up to industry standards. He recommended that coarse reject and pulp duplicates be added to the QC program in 2007. In addition, he supported Aurora's decision to have new in-house certified reference material prepared for the 2007 season and is providing guidance on its preparation.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

16.1 STANDARDS

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased from the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2006 CMB Exploration Program. The standards were chosen to test the accuracy of the assays from a low of 220 ppm uranium, through to high grade at 10,200 ppm uranium. The published standard information is summarized in **Table 16.1**.

Table 16.1 – CMB 2006 Exploration Program Geochem Standards					
Standard	**Field ID**	**U ppm**	**%U3O8**	**Th**	**Ni**
BL-1	STD-1	220	0.0260	15 ppm	
BL-4A	STD-2	1248	0.1473		
RL-1	STD-3	2010	0.2372	19.6 micro g/g	185 micro g/g
BL-2	STD-4	4530	0.5345	16 ppm	
BL-3	STD-5	10,200	1.2036	15 ppm	

Standards were generally inserted into the sample sequence every 25 samples. The majority of standards submitted were STD-1 and STD-2, due to the generally low grade nature of mineralization in the CMB. The standards were commonly chosen to match the anticipated grade of the core (based primarily on scintillometer values).

The performance of the standards is reviewed in detail on the following pages and in **Charts 16.1 to 16.5.** A list of fails is provided in **Table 16.2** with explanation of the action taken and the conclusion.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Standard 1 (CANMET BL-1)

Results from Standard 1 fall within two standard deviations with the exception of three samples, CMB 08241, CMB 10443 and CMB 13845 (batches A06-1878, A06-2113 and A06-3451 respectively). See **Table 16.2** for the action taken and conclusions for these fails. The pulps from batches A06-1878 and A06-2113 are being sent to ALS-Chemex for check assays. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Chart 16.1

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Standard 2 (CANMET BL-4A)

The graph below indicates many fails in Standard 2 and was a cause for concern at the start of the program and a marked improvement is noted from batch A06-3147 onward. Prior to batch A06-3147 (late August) the lab consistently returned higher than the published value of 1248 ppm uranium. The results were commonly from 1340-1360 ppm uranium with a high of 1590 ppm uranium. The improvement corresponds with ActLabs purchasing two additional standards from CANMET in August and thereby improving their calibration.

Due to the varied results of Standard 2 CANMET's procedure to determine the published value was reviewed. It was revealed that the standard did not have the usual Round Robin analysis to determine the best fit and this could account for some of the erratic results.

The fails have been documented in **Table 16.2** along with the action taken and the conclusion reached. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Chart 16.2

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Standard 3 (CANMET RL-1)

This standard performed relatively well throughout the year although the bias was high prior to CAMET's purchase of additional standards in August (batch A06-3147). Three samples did not fall within the range of the graph and are fails. The fails are from batches A06-1728, A06-3451 and A06-3929 (samples 8135, 13898 and 12150 respectively) and are documented in **Table 16.2** with explanations. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 3
(Canmet RL-1)
U ppm
2320
2220
2120
2020
1920
1820
1720
1620
ALS-Chemex
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Off Scale
A06-1728 - M06-11 12000 U ppm (ICP)
Sample ID: 8135
A06-3451 - JL06-35 6640 U ppm
Sample ID:13898
A06-3929 - JL06-48 76.4 U ppm
Sample ID:12150
Lab Batch
numbered according to date received by lab

Chart 16.3

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Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

Standard 4

The majority of results returned for Standard 4 failed and are discussed in **Table 16.2**. Again the mass of the DNC sample may have been a factor and will be standardized in the 2007 program. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Chart 16.4

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Standard 5

Results have been variable partly due to errors in submitting the wrong standard and, in other cases, due to insufficient sample mass submitted for the completion of the DNC analysis. Explanations of the fails are given in **Table 16.2**. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Chart 16.5

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table of Fails									
Hole_id	**Sample**	**Type**	**Batch**	**U_ppm_10 _AR-ICP**	**U_ppm_ 0.1_DNC**	**Mass_ g_DNC**	**Canmet U ppm**	**Action Taken**	**Conclusion**
M06-09	5025	std 4	A06-1633	5390	4850	0.572	4530	Batch being shipped to ALS-Chemex for check. Std 1 and 2 passed. Low DNC mass.	Results Pending
M06-10	8065	std 5	A06-1728	11100	1880	1.080	10200	Requested repeat DNC - discrepancy of DNC and ICP values. Std 1 and 2 passed.	Results Pending
M06-11	8135	std 3	A06-1728	12000		--	2010	No DNC - ICP unreliable. Submission error - Std 5? Std 1, 3, 4 and 4 passed.	Increased quantity of standard submitted to lab for 2007.
M06-12	5597	std 4	A06-1843	3930	5000	0.505	4530	Investigated other samples in batch - Std 1, 2 and 3 passed. Low DNC mass.	Acceptable.Increased quantity of standard submitted to lab for 2007.
JL06-09	10125	std 4	A06-1855	4680	4910	0.531	4530	Investigated other samples in batch - Std 2 and 5 passed. Low DNC mass.	Acceptable.Increased quantity of standard submitted to lab for 2007.
JL06-10	10210	std 2	A06-1877	180	216	1.092	1248	Submission error, submitted Standard 1.	Revised method of labelling and recording QC data for 2007 program.
M06-13	8241	std 1	A06-1878	1150	1360	1.038	220	Submission error, submitted Std 2. Batch to ALS-Chemex for check assay program.	Revised method of labelling and recording QC data for 2007 program.
M06-13	8270	std 2	A06-1878	1790	2080	1.031	1248	Submission error, submitted Std 3. Batch to ALS-Chemex for check assay program.	Results Pending
M06-15	8376	std 4	A06-1879	3490	4940	0.507	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-15	8400	std 4	A06-1879	3130	5040	0.501	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5125	std 4	A06-1880	4840	5010	0.506	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5675	std 4	A06-1880	4400	4770	0.308	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5700	std 5	A06-1880	11400	--	--	10200	No DNC - insufficient sample. ICP analysis less reliable. Result inconclusive.	Increased quantity of standard material submitted to lab for 2007.
M06-17	5150	std 2	A06-1982	1190	1370	0.612	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-17	5175	std 2	A06-1982	1180	1380	0.677	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-17	5199	blank	A06-1982	138	155	1.0291	n/a	Curious, check for contamination in nearby samples.	Acceptable - no contamination noted.
JL06-11	10341	std 2	A06-1983	1110	1370	1.000	1248	Reviewed ActLabs internal qa/qc okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-12	10357	std 2	A06-2112	--	1400	0.992	1248	Reviewed ActLabs internal qa/qc - okay. Only Aurora std in batch.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-13	10395	std 2	A06-2113	1080	1420	0.502	1248	Batch to ALS-Chemex for check assay program. Two Aurora fails and std 3 pass.	Results Pending
JL06-13	10443	std 1	A06-2113	117	145	1.009	220	Batch to ALS-Chemex for check assay program. Two Aurora fails and std 3 pass.	Results Pending
M06-19	5225	std 2	A06-2200	1000	1370	0.542	1248	Reviewed ActLabs internal qa/qc okay. No other Aurora stds submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-20A	5280	std 2	A06-2201	0.5	2.3	1.099	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
M06-20-A	5279	blank	A06-2201	149	174	1.0442	n/a	Curious, check for contamination in nearby samples.	Acceptable - no contamination noted.
WB06-01	9957	blank	A06-2325	1380	1410	1.055	n/a	Submission error, submitted Std 2.	Revised method of labelling and recording QC data for 2007 program.
WB06-02	11023	std 2	A06-2456	--	1360	1.024	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
WB06-02	11041	std 2	A06-2456	1390	1360	1.097	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-18	5370	std 2	A06-2458	1100	1360	1.077	1248	Reviewed ActLabs internal qa/qc - okay. Only std submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
WB06-04	11093	std 2	A06-2508	1100	1370	0.504	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-18	10680	std 2	A06-2511	1150	1410	0.501	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed twice and std 4 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
WB06-03	11056	std 2	A06-2513	1040	1440	0.518	1248	Reviewed ActLabs internal qa/qc - okay. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-19	10770	std 5	A06-2514	4570	4790	0.543	10200	Submission error, submitted std 4.	Revised method of labelling and recording QC data for 2007 program.
JL06-19	10799	std 2	A06-2514	1210	1360	0.544	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
RZ06-01A	11445	std 2	A06-2516	0.5	4.9	1.051	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
RZ06-01A	11454	std 2	A06-2516	0.5	2.3	1.041	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
M06-24	5427	std 2	A06-2599	988	1380	1.055	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-20	10847	std 2	A06-2631	1290	1450	0.546	1248	Batch to ALS-Chemex for check assay program. Std 1, 4 and 5 passed.	Results Pending
M06-27	6580	std 2	A06-2916	982	1400	0.510	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-27	6604	std 2	A06-2916	1040	1450	0.510	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-21	10923	std 2	A06-2918	967	1400	1.020	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-22	13021	std 5	A06-2919	7860	9460	1.001	10200	Batch being shipped to ALS-Chemex for check assay program. Std 3 passed.	Results Pending
JL06-22	13074	std 2	A06-2919	1010	1480	0.518	1248	Batch being shipped to ALS-Chemex for check assay program. Std 3 passed.	Results Pending
M06-25	5445	std 2	A06-2939	1090	1470	1.068	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-26	6025	std 2	A06-2942	1080	1590	0.530	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std. Request re-assay.	Results Pending
RZ06-14	11790	std 2	A06-2954	932	1480	0.618	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-28	5475	std 2	A06-3053	997	1380	0.546	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-28	5499	std 2	A06-3053	989	1400	0.170	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std . Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-28	13470	std 5	A06-3293	8910	--	--	10200	No DNC - insufficient sample. ICP analysis less reliable. Result inconclusive.	Increased quantity of standard material submitted to lab for 2007.
JL06-30	13548	std 5	A06-3294	10200	11000	0.446	10200	Reviewed ActLabs internal qa/qc - okay. Std 3 passed twice. Low DNC sample weight.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-30	13571	std 4	A06-3294	4720	4940	0.133	4530	Reviewed ActLabs internal qa/qc - okay. Std 3 passed twice. Low DNC sample weight.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-35	13845	std 1	A06-3451	191	1030	0.220	220	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-35	13874	std 4	A06-3451	3860	5530	0.776	4530	Large discrepancy between DNC and ICP. Requested re-assay.	Results Pending
JL06-35	13898	std 3	A06-3451	1410	6640	0.289	2010	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-35	13923	std 2	A06-3451	1050	5200	0.248	1248	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-48	12150	std 3	A06-3929	71	76.4	1.092	2010	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
I06-01	12399	blank	A06-4257	41	32.5	1.0082		Std 1, 2, 4 and 5 passed.	Acceptable - no contamination noted.
*Request same sample mass be used for all future DNC analysis to eleminate possible bias. Possible correlation with beginning of the year, sample mass of DNC < 0.500 g, results high.									

Table 16.2: Listing of Standard Failures for 2006.

116

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

16.2   BLANKS

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible uranium results on a consistent basis. Blank material was sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay. Assays returned from this material were generally less than 25 ppm uranium. This would indicate low to negligible levels of contamination at the laboratory.

Three blank samples returned elevated levels of uranium. Blank standard results are summarized in **Chart 16.6** below and fails are reviewed in **Table 16.2**.



Chart 16.6

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

16.3   CORE DUPLICATES

Duplicates are sampled by quarter-splitting the remaining half of the core. A review of the values indicates duplicate pairs returned similar values suggesting homogeneous distribution of uranium mineralization in the rocks. AMEC performed a sine test on the duplicate pairs and the result was close to a 50-50 distribution, indicating no positive or negative bias.



Chart 16.7

16.4   CHECK ASSAYS

As part of the QA-QC program, seven holes have been selected for check analysis at ALS-Chemex of Vancouver, B.C. This approach is used to identify variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

At the recommendation of Scott Long of AMEC, the entire sequence of pulps from M06-009, M06-013, M06-016, M06-026, JL06-013, JL06-020 and JL06-22 was selected and will be shipped shortly. Analysis will be carried out by the U-XRF10 method for samples in the range of 0.01% to 15% uranium and the U-XRF05 method for samples in the range of 4 ppm to 10000 ppm uranium.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

17.0   ADJACENT PROPERTIES

The Mustang Lake property, held by Monster Copper and Santoy Resources, is located eight km north-east of the Michelin Deposit.   Three boulder trains were discovered on the Mustang Lake property by Brinex in the late 1970's. These are the Irving Zone, where 117 boulders averaged 1.28% U_3O_8 (range 0.09 to 6.25%); the South Prospect, where 40 boulders averaged 0.55% U_3O_8 (range 0.02 to 3.5%); and Mustang Lake East, where 22 boulders averaged 0.1% U_3O_8 (range 0.02 to 0.6%). Santoy has confirmed the existence and distribution of the three boulder trains by prospecting during the past field season. Santoy's assays from grab samples of boulders in the boulder trains are 1.60% U_3O_8 from Irving Zone, 0.32% U_3O_8 from South Prospect and 0.46% U_3O_8 from Mustang Lake East (Monster Copper Press Release, January 18, 2006).

The Moran Lake Property, held by Crosshair Exploration, lies approximately 65 km west of the Michelin Deposit and 75 km south-west of Postville. Exploration in the Moran Lake area started in the 1950's. Detailed exploration was initiated in 1976, when Shell Canada began several trenching and subsequent drilling programs on two mineralized zones.   Drilling produced several high grade drill intersections including 0.56% U3O8 over 3.99 m. Uranium mineralization at Moran Lake occurs in two areas known as the B and C Zones, located approximately 3 km apart. Shell Canada reported that the Upper C Zone hosts an inferred geological resource of 500 tonnes (1.1 million pounds) of contained U3O8, whereas the Lower C Zone has a potential resource of 2,236 tonnes (4.92 million pounds) of contained U3O8 (Crosshair Press Release, Wednesday, November 23, 2005).

Silver Spruce Resources Ltd and Universal Uranium Ltd hold a number of properties in areas surrounding Aurora Energy Resources' CMB project. They recently announced the completion of a 10,000m airborne geophysical survey and the identification of a number of high priority uranium targets which are currently being followed up by ground teams (Universal Uranium Press Release, Thursday, August 31, 2006). The JL project is located approximately 6km north-west of Jacques Lake. The CMB SE project is located approximately 2km south of the Rainbow prospect.   The CMB NE project is located approximately 5km to the south-east of the Inda Lake trend, and the CMB E project is located approximately 10 km east of the Jacques Lake prospect.

Bayswater Uranium Corporation has an extensive land holding mainly to the south, south-west and north of the Aurora CMB project area.   The company has recently announced the first round of results from its regional airborne geophysical and ground follow-up program (Bayswater Press Release, Tuesday, August 28, 2006). According to this press release, Bayswater has identified over 100 targets for ground follow-up, and ground work to date has resulted in the identification of a number of anomalous outcrops and boulder trains with the characteristics of IOCG and Alaskite-type mineralization. Bayswater's airborne geophysical survey is continuing.

The Kitts Deposit (Beaven, 1958) is located within the Exempt Mineral Lands (EML), immediately northeast of the mineral tenure held by the Aurora Energy Resources Inc. The deposit is associated with a U/Th radiometric anomaly about 0.8 km in diameter although this is probably due in part to surface disturbance. The Kitts deposit is an aggregate of several discontinuous, en echelon zones of mineralization along a strike length of 400 m. The deepest intercept is in the B-Central zone, approximately 160 m below surface. The mineralization is associated with black, carbonaceous argillite interbedded with greywacke and garnetiferous tuffs (Booth et. al., 1979). Strata strike 320º and dip north-east. Gabbro occurs in the footwall and pillow basalt forms the hanging to the mineralised section.

18.0   MINERAL PROCESSING AND METALLURGICAL TESTING

18.1   PROCESS MINERALOGY

SGS Lakefield has examined the process mineralogy of a composite of Michelin ore. Additionally, the trace element content of core samples has been correlated to better understand inter-element relationships.

The analytical evidence shows a strong correlation between the uranium and lead content of samples from Michelin, Jacques Lake deposits and the Otter Lake occurrence. The mineralogical examination of a composite of Michelin ore indicated that most of the uranium is present as a uranium-lead-calcium mineral – possibly Wolsendorfite [(Pb,Ba,Ca)U2O7·2H2O] or Fourmarierite [Pb(UO2)4O3(OH)4·4H2O].   The mineralogical work also showed that the Michelin composite contained 9% of the uranium in titanite and 3% in zircon – two refractory silicate minerals.   The mineralogical data suggest that uranium extraction greater than about 88% will be difficult since it will require extraction of some of the uranium contained in the zircon and titanite. Subsequent leach tests (see below) have confirmed this finding.

Analytical and mineralogical work shows that Michelin and Jacques Lake ores contain calcite which is an acid consumer. Whilst Michelin ore generally contains less than 1% CO_3, Jacques Lake ore typically contains about 2.2% CO_3. The same work shows that sulphide sulphur levels in both Michelin and Jacques Lake are low – typically <0.01% $S^=$.

18.2   COMMINUTION

SGS Lakefield has recently completed several Bond ball mill work index (BWi), rod mill work index (RWi), and abrasion index (Ai) tests on samples of ore and waste from Michelin, Jacques Lake, and White Bear. Samples were prepared from quarter core and were selected to represent different depths within each deposit as defined in late 2006. The results are summarized below in **Table 18.1**.

Of the three RWi measurements on Michelin samples, the values for the ore zone and hanging wall composites are substantially lower than the corresponding BWi values. This generally indicates that a semi-autogenous (SAG) mill will not generate critical sized material requiring a pebble crusher. The RWi for the foot wall is slightly higher than the BWi suggesting that foot wall rock might accumulate in the SAG circuit but the amount of foot wall material expected in the ore is low.

Five of the tabulated tests examine the variability of the BWi with grind size and indicated a rapid change as the ore is ground finer. For a composite of Michelin ore, the metric BWi at a closing screen size of 100 mesh (80% past 122 µm) was 5.6 whereas at a closing screen of 200 mesh (80% passing 64 µm) the BWi was 14.1.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Table 18.1: Comminute Data

Deposit	Sample	RWi	BWi		AI, g
			80% past, μm	Value	
Michelin	Overall Aurora Comp	-	122	5.6	-
	Overall Aurora Comp	-	92	9.0	-
	Overall Aurora Comp	-	64	14.1	-
	Hanging wall composite	5.2	93	7.1	0.098
	Ore zone composite	4.2	100	9.9	0.085
	0 to 250 m ore zone	-	99	10.0	-
	250 to 500 m ore zone	-	98	10.7	-
	500 to 750 m ore zone	-	96	10.3	-
	250 to 500 m ore zone	-	127	6.4	-
	Foot wall composite	6.1	91	5.4	0.230
	Mafic intrusive comp.	-	86	9.6	-
Jacques Lake	0 to 100 m foot wall	-	90	7.7	-
	0 to 100 m hanging wall	-	84	8.5	-
	0 to 50 m mafic intrusive	-	81	10.8	-
	0 to 50 m ore zone	-	92	7.7	-
	50 to 100 m ore zone	-	92	6.8	-
White Bear	0 to 100 m foot wall	-	80	6.9	-
	0 to 50 m hanging wall	-	85	7.7	-
	0 to 50 m ore zone	-	90	7.6	-
	50 to 100 m ore zone	-	86	6.9	-

The BWi values at 80% passing 100 μm for the three depth samples prepared from Michelin ore returned essentially identical values of ~10.3 (metric). These measurements, coupled with geological observations, suggest that there is no difference in the comminution parameters of Michelin ore with depth. This means that the extensive comminution data generated in the 1960s and 1970s can be used, with caution, in the present process design calculations.

The abrasion index measurements all indicate a very soft ore so the consumption of grinding media and mill liners is expected to be low.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

18.3   PHYSICAL CONCENTRATION

Composites of Michelin ore were subjected to various forms of pre-concentration during the 2006-2007 program of testwork at SGS Lakefield.

Gravity concentration of the uranium minerals in the ore was attempted using a centrifugal concentrator. The test was unsuccessful in that just 3.5% of the uranium in the feed was concentrated to a grade of 2.4% U_3O_8.

The reported association of uranium and magnetite prompted a test in which a whole ore sample of Michelin ore was subjected to magnetic concentration. The concentrate amounted to 5% mass and contained 12% of the uranium in the feed to the test at a grade of 0.64% U_3O_8 – substantially higher than the 0.26% U_3O_8 feed grade. The concentrate was finely ground, combined with the tailings and leached under standard conditions. The resulting leach tailings had the same assay as a parallel, standard leach. The data indicate that the magnetite-uranium association is real but not exploitable.

In a further investigation of the leach system in general and the possibility of magnetic separation, two leach tailings samples were processed for magnetite recovery. The concentrates were combined, assayed, reground and re-leached. The magnetic concentration step recovered 12% of the uranium in the tailings in a 4% mass at a grade of 0.12% U_3O_8 – substantially higher than the 0.03% U_3O_8 grade of the tailings. The re-leach step extracted 28% of the uranium in the concentrate which equates to a 3% improvement in overall uranium recovery. Although this was of interest, further magnetic separation work has been deferred.

The occurrence of some uranium in refractory titanite and sphene suggests the possibility of their recovery by mineral processing methods followed by an intensive treatment to extract the contained uranium. This could be done on leach plant feed or tailings. In the latter case, the titanite/sphene concentrate would contain a substantial part of the 12% uranium that occurs in these minerals.

A first attempt to concentrate zircon and sphene from leach tailings was preceded by magnetic removal of the heavy magnetite fraction. The tailings were then concentrated on a Wilfley table and a Mozley table was used to further concentrate the heavy minerals. The high grade gravity concentrate (1.2% mass) obtained from the Mozley table was found to be enriched in titanite and zircon. The feed to the test contained 0.25% Ti and 0.09% Zr while the gravity concentrate contained 1.34% Ti and 0.88% Zr. However, recovery of these elements to the high grade concentrate was very low at 7 and 13% respectively. The gravity concentrate assayed 0.034% U which can be compared with the feed grade of 0.014% U. Recovery of U to the gravity concentrate was just 3% from the tailings which represents about 0.3% of the U in the ore. These results offer limited encouragement for a viable method of enhancing uranium extraction. Some low-priority work is continuing.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

18.4 ACID LEACHING

SGS Lakefield completed ten acid leach tests on a composite of Michelin ore in early 2006. The tests studied the effect of pH, oxidant, grind size, and temperature on uranium extraction and reagent consumption.

The tests data show that a 24 hour leach at 25^0 C, a pH of 1.4 with 1 kg/t of sodium chlorate yielded 88% uranium extraction from an ore ground to 80% passing 72 µm. The uranium extraction dropped to 87% at a slightly coarser grind of 80% passing 90 µm. Acid consumption in both tests was about 36 kg/t.

Other tests showed that increasing the leach temperature to 50^0 C increased the extraction to 89% albeit the acid consumption increased slightly to 38 kg/t.

The above data can be compared with data from the December 1979 Kitts-Michelin Project Report (Brinex, 1979) prepared for Brinco which proposed the following for a plant processing a mixture of Kitts and Michelin ore:

Grind – 80% passing 90 µm
Acid leach time – 48 h
Leach temperature – 50^0 C
pH control point – 1.6
Acid consumption by Michelin ore – 43.7 kg/t
Sodium chlorate addition – 1.25 kg/t
Uranium dissolution from Michelin ore – 87.5%

It can be seen that the data generated in the early-2006 test work was in general agreement with the data generated from the extensive test work of the 1960s and 1970s carried out by Brinex. (Lakefield, 1976).

More recently, about thirty additional leach tests have been performed on Michelin ore samples. These generally confirm that uranium extractions of about 88% are attainable from Michelin ore ground to 80% passing about 90 µm and leached for 36 h at pH 1.6 with chlorate addition.

One series of tests examined the variability of leach extraction with ore depth in the Michelin deposit. Samples were made from drill intercepts to represent different depths from surface. They were then ground to 80% passing 85 µm and leached for 48 h at a pH of 1.8 and with the addition of 1 kg/t of sodium chlorate as an oxidant. The acid consumption, relative residue filtration rates, and uranium extraction levels were monitored and are summarized in **Table 18.2**.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Table 18.2: Results of leaching Michelin depth samples

Test No.	Sample	Depth, m	H2SO4 added, kg/t	Filtration time, min	Uranium extraction, %
6-23	M (0-250) OZ	0 to 250	26.0	1.5	88.2
6-24	M (250-500) OZ	250 to 500	26.1	1.5	89.2
6-25	M (500-750) OZ	500 to 750	25.7	1.0	88.2

The tabulated data show that there is little or no change in the leach or filtration characteristics of the Michelin ore with depth. This is an important finding since, coupled with the similarities in comminution parameters, it means that near-surface ore and deep ore have similar processing parameters. This has positive implications concerning the use of data obtained from the shallow samples tested in the 1960s and 1970s and for future sample acquisition.

Several leach optimization tests were performed by SGS on an overall composite of Michelin ore which included ore zone material, hanging and foot wall rock and mafic intrusive. This sample contained 0.15% U_3O_8, 0.75% CO_3, and <0.01% S.

Numerous tests under a wide range of leach conditions demonstrated that ultimate leach extraction is reached at 36 h and that very little additional extraction is realized at longer retention times. However, acid consumption continues beyond 36 h so this leach time is proposed for the process plant.

SGS completed a series of leach tests on Michelin ore at pH 1.8 covering grinds ranging from 80% passing 73 to 80% passing 117 µm. The uranium extraction dropped from 87.7% at 76 µm to 84% at 117 m. At the same time, the acid consumption dropped from 27.6 kg/t to 23.5 kg/t. An initial optimization based on unit process for acid, power, and uranium indicated that coarser grinds (80% passing >90 µm) are preferred. This initial assessment will be re-evaluated as more cost and extraction data are generated for Michelin and other ores.

Other tests on Michelin ore have investigated the effect of temperature (25 and 50^0 C), oxidant type (chlorate and SO_2/Air) and dosage, and percentage solids (50 and 60%). Data indicate that 25^0 C, 1 kg/t chlorate, and 60% solids are reasonable design parameters for the proposed process plant. Additional work is planned on the use of SO_2/Air as an oxidant or as a replacement for the use of oxidants and sulphuric acid.

A limited number of leach tests have been performed on Jacques Lake ore samples. These tests have shown that uranium extractions of 91% are possible but acid consumptions at such extraction levels have been high at >110 kg/t of acid. Additional samples and tests are planned and improvements in the overall leach system are expected.

Two leach tests have been performed on ore-grade material from the White Bear deposit. These tests (test 6-1 and 6-29) gave very high uranium extraction levels of 94.1 and 96.4% respectively and low acid consumptions (32 and 18 kg/t respectively).

125

A composite sample of Michelin ore was subjected to a carbonate leach using a sodium carbonate/bicarbonate solution, a temperature of 120^0 C, and an oxygen partial pressure of 500 kPa. Samples were taken periodically during the 8 h leach time and assayed to determine the kinetics of uranium extraction. The ultimate extraction was found to be 64% and kinetics showed that far longer times or more aggressive conditions would be needed for reasonable extraction levels – if indeed they could be achieved. These findings parallel those observed during work done in the 1970s. Additional carbonate leaching tests are not planned.

18.5 LIQUID-SOLID SEPARATION

During the recent program, a composite sample of Michelin ore was ground and subjected to thickening tests. The ore was then acid leached and the leach residue subjected to both thickening and filtration tests.

Flocculant screening tests showed that a non-ionic flocculant (Magnafloc 351) was suitable for both ground ore and leach residue and that a low dosage (<20 g/t) was effective.

In standard Kynch thickening tests using rakes, the ground ore sample settled to 70% solids given a thickener area of 0.03 to 0.04 m^2/t/d (based on underflow and without scale-up factor applied) and a 10% feed solids through dilution with overflow.

The leached ore sample was only tested at 32% solids in the feed. The underflow reached 69% solids and a thickener unit area of 0.09 m^2/t/d was indicated (based on underflow and without scale-up factor applied). More dilution would probably indicate higher percentage solids and a lower thickener area requirement – a trend evident in the detailed data for the ground ore.

The thickening rates for both samples are satisfactory and normal process equipment will be employed in the process plant.

SGS determined the rheological properties of the ground ore and leached residue slurries. The results can be summarized in the Critical Solids Density (CSD) which is defined as the percentage solids above which a small increase in solids percentage causes a very large increase in slurry yield stress. The CSD was found to be about 70% solids for both the ground ore and the leach residue.

The CSD is also a general indicator of the maximum attainable solids percentage that can be expected from gravity thickening operation. It will be noted that actual percentage solids experienced in the thickening tests were similar to the values suggested by the rheology work.

Standard vacuum filtration rates were applied to a ~64% solids slurry feed. Residual cake moisture values below 20% were obtained at throughputs of 2.7 t/m^2/h (form and dry times only and without scale-up factor). This rate will be reduced as wash

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

time and scale-up factors are applied but remain as very viable filtration rates. Belt filters are a viable option for the Michelin process plant.

18.6   URANIUM EXTRACTION

Solvent extraction and ion exchange testwork have been performed but a complete analysis of the data has yet to be completed. Satisfactory extraction of uranium has been achieved with both the solvent extraction and ion exchange route.

Additional tests will be performed and both a liquid-solid separation route followed by solvent extraction and a resin-in-pulp (RIP) are being examined in a scoping study.

18.7   NEUTRALIZATION AND EFFLUENT CONTROL

Leached slurry has been processed through uranium recovery, radium control, and neutralization tests. Reagent consumption data have been generated but full assays are awaited.

18.8   ORE, WASTE ROCK, AND TAILINGS ENVIRONMENTAL STABILITY

Samples of ore, waste rock, and neutralized tailings have been subjected to Acid Base Accounting (ABA) analysis and environmental stability testing using the British Columbia leach procedure using agitation for 24 h with distilled water at 25% solids. Partial data have been received and a full analysis will be completed in the near future.

19.0   <u>MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES</u>

An initial 43-101 compliant resource calculation for the Michelin Uranium Deposit was prepared by Roscoe Postle Associates ("RPA") of Toronto, Ontario for Aurora Energy Resources Inc. in January 2006 based on the historical Brinex drilling and new drilling completed by Aurora in 2005. RPA estimated the Mineral Resource of the Michelin Uranium Deposit by constructing a block model of the mineralized zones. The RPA resource estimate was done in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves. **The RPA resource calculation consisted of 22,225,000 lbs U3O8 Measured and Indicated and 13,360,000 Inferred lbs U3O8. The details of this resource estimate are available in** Agnerian, Hrayr (2006) '**Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada'** , NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

An updated resource estimate for Michelin and a preliminary resource estimate for Jacques Lake were completed in January, 2007. The resource estimates were completed by Mr. Gary Giroux, P. Eng. and the details and methodology are discussed in the following sections.

19.1   DATA ANALYSIS

19.1.1 Michelin

The Michelin data base is made up of a combination of historic diamond drill holes both surface (221 holes) and underground (50 holes), 9 diamond drill holes drilled in 2005, 35 holes drilled in 2006 for which assays were available when this study was completed and 597 historic underground samples (see **Appendix XII** for listing of data used in study).

Two of the 2005 drill holes were drilled to twin historic holes TWM-05-174 twined M-76-174 while TWM-05-92 twined M-70-92. A comparison of these holes is presented in Section 16.0 Data Validation. In general, the twins matched the original holes in average grade and in the location of the mineralized zones.

The grade distribution for uranium was examined with cumulative probability plots to determine if capping was necessary and if so at what level (**Table 19.1**). The distribution was positively skewed and a lognormal transformation was made. The lognormal cumulative probability plot is shown below as **Figure 19.1**. The grade distribution is shown by open triangles and is made up of multiple overlapping populations. In this graphical format a single lognormal distribution will plot as a straight line. By a method called partitioning the inflection points in the curved line (shown as vertical lines) are selected and the individual populations shown as open circles are broken out. The interpreted populations are then re-plotted as solid circles and can then be compared against the original distribution. This procedure is explained in detail in a paper by A. J. Sinclair on the Application of probability graphs in mineral exploration (Sinclair, 1976).

Uranium showed 5 overlapping lognormal populations as shown in **Figure 19.1**. The top population with a mean of 33.86 % U_3O_8 representing 0.03 % of the data or 4 samples can be considered erratic. A threshold to separate out this population would be 3.9 % U_3O_8. Using this cap level, a total of 4 assays were capped at 3.9 % U_3O_8. The effects of capping 4 assays are shown in **Table 19.2** by the reduction in both average grade (reduced by 8%) and coefficient of variation (reduced from 6.94 to 1.76).

Table 19.1: Summary of Lognormal U_3O_8 Populations at Michelin

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	33.86	0.03 %	4
2	0.71	0.10 %	13
3	0.14	30.21 %	4,074
4	0.03	34.53 %	4,657
5	0.003	35.13 %	4,738



Figure 19.1: Lognormal Cumulative Probability Plot for U_3O_8 at Michelin

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table 19.2: Summary of Statistics for Assays and Capped Assays at Michelin

	U_3O_8 (%)	Capped U_3O_8 (%)
Number of Samples	13,512	13,512
Mean Grade	0.072	0.067
Standard Deviation	0.505	0.120
Minimum Value	0.001	0.001
Maximum Value	42.00	3.90
Coefficient of Variation	6.98	1.80

19.1.2 Jacques Lake

Jacques Lake represents a new discovery in the Labrador Central Mineral Belt drilled first in 2005 with 7 diamond drill holes and a further 44 holes in 2006. At the time of this study 45 drill holes had assays completed (See Appendix 1 for listing of holes used). In addition holes Jl-06-31, 33, 36A, 38 and 40 are outside the resource estimate area. Assays reported as 0.00 (123 samples) were assigned a nominal 0.001% U_3O_8. Gaps in the drill holes where samples were not taken were also assigned a value of 0.001% U_3O_8. A total of 2,546 U_3O_8 assays were available for analysis.

A lognormal cumulative frequency plot showed 5 overlapping lognormal populations (**see Figure 19.2**). The populations are summarized in **Table 19.3**. An effective capping level would be at 2 standard deviations above the mean of population 2 a level of 0.45 % U_3O_8. A total of 8 assays were capped at 0.45 % U_3O_8. The effects of capping on the overall statistics were minimal as shown in **Table 19.4**.

Table 19.3: Summary of Lognormal U_3O_8 Populations at Jacques Lake

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	0.567	0.21 %	5
2	0.321	2.14 %	54
3	0.142	7.39 %	188
4	0.040	42.47 %	1,081
5	0.002	47.80 %	1,218

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



Figure 19.2: Lognormal Cumulative Probability Plot for U₃O₈ at Jacques

Table 19.4: Summary of Statistics for Assays and Capped Assays at Jacques Lake

	U₃O₈ (%)	Capped U₃O₈ (%)
Number of Samples	2,546	2,546
Mean Grade	0.039	0.039
Standard Deviation	0.068	0.066
Minimum Value	0.001	0.001
Maximum Value	0.663	0.450
Coefficient of Variation	1.75	1.71

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19.2   GEOLOGIC MODEL

19.2.1   Michelin

A different approach for modeling the Michelin deposit was employed for the 2006 resource estimate. Whereas past resource estimates tried to estimate many different mineralized lenses within the overall mineralized zone, this estimate has attempted to model the footwall and hanging wall of the mineralization and include all material including internal waste within a main mineralized solid. Two smaller zones that could not be included were modeled separately as Z2 and Z3 zones **(Figure 19.3)**. This approach lets the data determine where the mineralized patches within the overall structure are located instead of joining up intervals from drill hole to drill hole.



Figure 19.3: Geologic Model for Michelin looking north showing Main Zone Solid in dark blue, Z2 solid in light blue and the Z3 Solid in green.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

19.2.2 Jacques Lake

For Jacques lake cross sections were used to delineate the mineralized zones and three dimensional solids were drawn around these zones. **Figure 19.4** shows a view of the models with a Main zone, Hanging wall zone and Foot wall zone separated by a post mineralized felsic body and a metamorphosed mafic body.



Figure 19.4: Geologic Model for Jacques Lake looking north showing mineralized and waste zones.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

19.3   COMPOSITES

19.3.1 Michelin

Drill holes were "passed through" the mineralized solids with the points the hole's entered and left each solid recorded. Uniform down hole 2.5 m composites were formed to honor the boundaries of the solids. Composites were produced for the Main mineralized zone, the hanging wall zones labeled Z2 and Z3 and all material outside these zones classed as waste. Composites less than ½ the composite length at solid boundaries were combined with adjacent composites to produce a uniform support of 2.5± 1.25 m. A summary of the statistics for 2.5 m composites is presented in **Table 19.5**.

Table 19.5: Summary of Statistics for 2.5 m Composites Michelin

ZONE	Main Zone U_3O_8 (%)	Z2 Zone U_3O_8 (%)	Z3 Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	3,167	213	180	19,394
Mean Grade	0.067	0.041	0.020	0.003
Standard Deviation	0.082	0.045	0.021	0.014
Minimum Value	0.001	0.001	0.001	0.001
Maximum Value	0.829	0.277	0.093	1.00
Coefficient of Variation	1.22	1.09	1.04	4.51

19.3.2 Jacques Lake

Drill holes at Jacques Lake were passed through the various geologic solids and uniform 2.5 m down hole composites were formed that honored the various lithologic solids. Composites were prepared for the three mineralized zones, HW, FW and Main. Composites were also formed in waste units labeled metamorphosed mafic (MT-MI), post mineralized felsic (FI.POR), overburden (OVBD) and all other areas un-modeled (WASTE). The statistics for these composites are shown below in **Table 19.6** with all unmineralized units combined as waste.

Table 19.6: Summary of Statistics for 2.5 m Composites Jacques Lake

ZONE	Main Zone U_3O_8 (%)	HW Zone U_3O_8 (%)	FW Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	324	51	89	5,395
Mean Grade	0.079	0.053	0.049	0.003
Standard Deviation	0.071	0.039	0.041	0.008
Minimum Value	0.002	0.009	0.007	0.001
Maximum Value	0.362	0.193	0.213	0.184
Coefficient of Variation	0.90	0.75	0.84X	3.19

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

19.4   VARIOGRAPHY

19.4.1 Michelin

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, Z2, Z3 and Waste zones. There was insufficient data within the Z2 and Z3 zones to determine a model so the Main zone model was applied to these domains. Due to the linear style of mineralization within the Main zone semivariograms were produced along strike (Grid E-W Dip 0), down dip (Grid S Dip -55) and across dip (Grid N Dip -35). Nested spherical models were fit to each direction. The models are shown in Appendix XIII and the parameters summarized in Table 19.7. The nugget to sill ratio was 42% indicating reasonable sampling variability. These models were also used for the Z2 and Z3 parallel mineralized zones. For the waste zone an omni directional spherical model was applied.

Table 19.7: Summary of semivariogram Parameters for U_3O_8 at Michelin

Variable	Zone	Direction	C_0	C_1	C_2	a_1 (m)	a_2 (m)
U_3O_8 (%)	Main, Z2, Z3	Grid E-W Dip 0	0.30	0.30	0.35	25	90
		Grid S Dip -55	0.30	0.30	0.35	20	100
		Grid N Dip -35	0.30	0.30	0.35	8	22
	Waste	Omni Directional	0.11	0.06	0.09	50	120

19.4.2 Jacques Lake

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, and Waste zones. The hanging wall and foot wall zones did not have enough data to generate a model. The non mineralized units were all combined as waste and modeled.

Within the Main zone the directions modeled were dictated by the strike and dip of the mineralized zones namely: Strike 036° dip -60°. Spherical nested models were fit to both the Main zone and Waste data. The results are summarized below in **Table 19.8** with semivariograms shown in **Appendix XIII.**

Table 19.8: Summary of semivariogram Parameters for U_3O_8 at Jacques Lake

Variable	Zone	Direction	C_0	C_1	C_2	a_1 (m)	a_2 (m)
U_3O_8 (%)	Main, HW and FW	Az 036 Dip 0	0.05	0.40	0.08	20	45
		Az 126 Dip -60	0.05	0.40	0.08	12	100
		Az 306 Dip -30	0.05	0.40	0.08	8	20
	Waste	Az 036 Dip 0	0.05	0.10	0.14	15	30
		Az 126 Dip -60	0.05	0.10	0.14	20	30
		Az 306 Dip -30	0.05	0.10	0.14	12	70

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19.5   BLOCK MODEL

19.5.1 Michelin

A block model with individual blocks 10 x 5 x 10 m in dimension in the directions E-W, N-S and vertical was superimposed on the various mineralized solids. The proportion of each block below surface topography, below the overburden surface, within the Main zone, within the Z2 zone, within the Z3 zone and within Waste was measured and tagged to the block. The block model parameters are as follows:

Lower left origin	Easting	-1600 E	10 m wide	156 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	10 m high	110 levels
No Rotation				

A second block model with similar origin but blocks 5 x 5 x 5 m was provided for possible underground extraction:

Lower left origin	Easting	-1600 E	5 m wide	312 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	5 m high	220 levels
No Rotation				



Figure 19.5: Michelin Block Model Isometric drawing showing Main Zone in Green, Z2 zone in Red and Z3 zone in Blue

136

19.5.2 Jacques Lake

A block model consisting of blocks 10 m NE x 5 m NW x 10 m Vertical was superimposed over the geologic solids. The model was rotated 45° more or less parallel to the mineralized zones. Figure 19.6 shows the model and describes the origin, block sizes and numbers of columns, rows and levels in the model.

Blocks were coded with the percentage of block below surface topography, and the percentage of block within each geologic domain.

=332250, 6065950, 330
(level 1 is top)



Block rotation = 45 counter clockwise
Blocks are 10NE x 5NW x 10vertical
141 columns, 101 rows, 53 levels

Figure 19.6: Showing Jacques Lake block model orientation

19.6 GRADE INTERPOLATION

19.6.1 Michelin

The grades for U_3O_8 in each block were interpolated by ordinary kriging. Blocks with some percentage of volume within the Main Zone solid were estimated using the composites from within the Main zone. Blocks with some percentage of volume within the Z2 and Z3 solid were estimated using Z2 and Z3 composites respectively. Blocks on the edges of the solids with some percentage of volume in waste were estimated using the

137

waste composites. A weighted average grade for U_3O_8 in each block was then calculated as follows.

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3 + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

All grades were estimated in a series of passes with expanding search ellipse dimensions. The search ellipse for each pass was oriented along strike (Grid E-W) and down Dip (Grid S dipping -54). The first pass for each variable used dimensions for the search ellipse equal to ¼ the semivariogram range in each direction. If a minimum 4 composites were not found the block was not estimated. A second pass was completed for un-estimated blocks using search ellipse dimensions equal to ½ the semivariogram range. A third pass was completed on blocks still not estimated using a search ellipse with dimensions equal to the full range of the semivariogram and in some cases a fourth pass using 2 times the range was used to fill in the solids. In all cases if more than 12 composites were found the closest 12 were used. As mentioned earlier the semivariogram model from the Main zone was used to estimate zones Z2 and Z3.
A second estimate was tabulated looking only at the proportion of mineralized blocks as determined by the combined total of:
% Min = % Main Zone + % Z2 + % Z3.

This estimate assumes one could mine to the limits of the mineralized solids and includes <u>no edge dilution</u>. In this case the grade of the block is the weighted average of:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3)/ %Min

The tonnage for this block would be:
Tonnes = Block volume * SG * % Min/100 %

To allow for the possibility of several mining methods the resource was calculated twice; once using 10 x 5 x 10 m blocks (for possible open pit methods) and once using 5 x 5 x 5 m blocks (for possible underground extraction).

Table 19.9 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.10 summarizes the same information for 5 x 5 x 5 m blocks.

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Table 19.9: Summary of Kriging search parameters for Michelin 10 x 5 x 10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	8,505	22.5	5.5	25.0
	2	25,642	45.0	11.0	50.0
	3	15,779	90.0	22.0	100.0
	4*	17,805	180.0	44.0	200.0
Z2	1	527	22.5	5.5	25.0
	2	2,693	45.0	11.0	50.0
	3	2.243	90.0	22.0	100.0
	4	771	180.0	44.0	200.0
Z3	1	269	22.5	5.5	25.0
	2	2,429	45.0	11.0	50.0
	3	2,453	90.0	22.0	100.0
	4	1.027	180.0	44.0	200.0
Waste	1	20,376	30.0	30.0	30.0
	2	13,095	60.0	60.0	60.0
	3	10,901	120.0	120.0	120.0
	4	4,999	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

Table 19.10: Summary of Kriging search parameters for Michelin 5 x 5 x 5 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	33,974	22.5	5.5	25.0
	2	96,244	45.0	11.0	50.0
	3	56,413	90.0	22.0	100.0
	4*	64,972	180.0	44.0	200.0
Z2	1	2,084	22.5	5.5	25.0
	2	9,697	45.0	11.0	50.0
	3	7,793	90.0	22.0	100.0
	4	2,526	180.0	44.0	200.0
Z3	1	1,085	22.5	5.5	25.0
	2	8,188	45.0	11.0	50.0
	3	7,742	90.0	22.0	100.0
	4	3,300	180.0	44.0	200.0
Waste	1	63,844	30.0	30.0	30.0
	2	40,477	60.0	60.0	60.0
	3	34,517	120.0	120.0	120.0
	4	15,891	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

As an example of the kriged grade distribution for 10 x 5 x 10 m blocks, **Figures 19.7 and 19.8** show isometric views of the Main Zone with blocks from 0.05 – 0.1% shown in green and blocks greater than 0.10% U_3O_8 in red.



Z
Michelin Main Zone
Kriged 10 x 5 x 10 m Blocks
with
U3O8>= 0.05 < 0.1%
EAST
NORTH

Figure 19.7: Michelin Main Zone U3O8 Blocks > 0.05% and < 0.10 %



Z
Michelin Main Zone
Kriged 10 x 5 x 10 m
Blocks
U3O8 >= 0.1 %
EAST
NORTH

Figure 19.8: Michelin Main Zone U3O8 Blocks > 0.10 %

140

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

19.6.2 Jacques Lake

A similar kriging strategy was used for Jacques Lake on blocks 10 x 5 x 10 m in size. Again ordinary kriging was completed in a number of passes with the search ellipse oriented and scaled by the semivariogram for the Main Zone. Pass one used ¼ the range, pass 2 used ½ the range, pass 3 used the full range and pass 4 used double the range. Blocks required a minimum 4 composites to be found to be estimated during each pass. If more than 12 composites were found the closest 12 were used. The Main Zone at Jacques Lake was estimated using only composites within the Main Zone. The HW zone and FW zone were estimated using only composites from the HW and FW respectively. Waste or areas outside these three mineralized zones were estimated from all composites outside the mineralized solids.

The whole block or diluted grade of a block was calculated as a weighted average as follows:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

As was done at Michelin, a second grade was calculated as the grade within the mineralized solids, a grade attainable if one could mine to the solid boundaries. The weighted average of mineralized zones was calculated as follows:

% Min in Block = % Main Zone + % HW + % FW

Grade U_3O_8 in Mineralized Part of Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW)/ %Min

Table 19.11 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.11: Summary of Kriging search parameters for Jacques Lake 10x5x10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			AZ. 36 Dip 0	AZ 306 Dip -30	AZ 126 Dip -60
Main	1	393	11.25	5.0	25.0
	2	2,481	22.5	10.0	50.0
	3	3,513	45.0	20.0	100.0
	4	2,280	90.0	40.0	200.0
HW	1	32	11.25	5.0	25.0
	2	403	22.5	10.0	50.0
	3	1,465	45.0	20.0	100.0
	4	669	90.0	40.0	200.0
FW	1	82	11.25	5.0	25.0
	2	541	22.5	10.0	50.0
	3	913	45.0	20.0	100.0
	4	260	90.0	40.0	200.0
Waste	1	414	7.5	17.5	7.5
	2	1,636	15.0	35.0	15.0
	3	3,903	30.0	70.0	30.0
	4	3,306	60.0	140.0	60.0
	5	428	120.0	280.0	120.0

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

19.7   BULK DENSITY

19.7.1 Michelin

Historically a bulk density of 2.72 g/cc was used in Brinex estimates (Agnerian, 2006). For the 2006 43-101 report Roscoe Postle had 18 independent measurements of specific gravity completed on crushed samples at SGS Laboratories. RPA came up with an average specific gravity of 2.83 g/cc which was used in the 2005 resource estimate (Agnerian, 2006).

During the 2005 drill campaign Aurora had 60 specific gravity determinations taken from course rejects at CMB Laboratories. During the 2006 drill program an additional 118 specific gravity measurements were made from core samples. The results of these 2005-06 determinations are shown below in **Table 19.12** sorted by grade and all determinations are listed in **Appendix IV**.

Table 19.12: Summary of Specific Gravity measurements sorted by U$_3$O$_8$ Grade

Number	Grade Range U3O8 %	U$_3$O$_8$ %	Average SG
38	0.000 to 0.020	0.007	2.73
19	0.020 to 0.050	0.034	2.70
12	0.050 to 0.080	0.066	2.71
11	0.080 to 0.100	0.092	2.69
18	0.100 to 0.140	0.119	2.70
33	0.140 to 0.200	0.164	2.72
26	0.200 to 0.300	0.248	2.70
21	>0.300	0.393	2.70
178	**TOTAL**	**0.140**	**2.71**

Clearly there is no correlation between specific gravity and uranium grade (correlation coefficient= -0.006). Based on the current measurements, the density used in the 2005 estimate seems high with the average of 178 determinations in 2005 -2006 being very close at 2.71 to the Brinex 2.72 used in historic estimates. For this resource estimate, an average specific gravity of 2.71 g/cc was used.

19.7.2 Jacques Lake

For Jacques Lake, 173 specific gravity determinations were made in the area of mineralization during the 2006 drill program. These density values ranged from a low of 2.5 to a high of 3.3 with a mean value of 2.81. The distribution of measurements was fairly uniform through the mineralized zones so a value for specific gravity was interpolated into all estimated blocks using inverse distance squared and a similar search strategy as used for U$_3$O$_8$.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19^{h}, 2007.

19.8   CLASSIFICATION

Based on the study herein reported, delineated mineralization of the Michelin and Jacques Lake Project is classified as a resource according to the following definition from National Instrument 43-101:

> "*In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.*"

> "*A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.*"

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

> "*A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.*"

> "*An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.*"

*"An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

19.8.1 Michelin

The geologic continuity of the Michelin mineralized zones is well established through surface mapping, drill hole information and underground mapping and sampling. Grade continuity can be quantified by variography. For the Michelin Deposit blocks near surface and the underground sampling that were estimated in Pass 1 (using ¼ the semivariogram ranges for a search ellipse) were classed as measured. Indicated blocks were those estimated in Pass 2 (using search ellipses with ½ the semivariogram range). Blocks in the lower portions of the mineralized zones and near the edges estimated in Pass 3 and 4 (using the full range and double the range of the semivariogram) were classed inferred. The distribution of measured, indicated and inferred blocks is shown in **Figure 19.9**.

Table 19.13 shows the total resource from 10 x 5 x 10 m blocks with edge dilution applied. That is to say all blocks with some proportion within the mineralized solid are included. The block grades are a weighted average of mineralization within the mineralized solid and outside the solid. This approach is valid for an open pit mining scenario where the large equipment used could not mine to the three dimensional shapes of the mineralized model.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.


Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Measured
Drill Hole Composites
NORTH
EAST
Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Indicated
Drill Hole Composites
NORTH
EAST
Z
Michelin 10 x 5 x 10 m Block Model
Drill Hole Composites
Blocks Classed Inferred
NORTH
EAST

Figure 19.9: Isometric plots showing distribution of Classified Blocks at Michelin

Table 19.13: Summary of the Michelin Resource (10 X 5 X 10 m Block Model)
Using Whole Blocks with edge Dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8	Pounds of		U3O8	Pounds of
		(%)	U3O8		(%)	U3O8
0.03	3,410,000	0.071	5,340,000	26,520,000	0.085	49,710,000
0.05	2,190,000	0.089	4,300,000	18,690,000	0.105	43,270,000
0.06	1,760,000	0.098	3,800,000	15,750,000	0.114	39,590,000
0.07	1,420,000	0.106	3,320,000	13,340,000	0.123	36,180,000
0.08	1,140,000	0.114	2,870,000	11,220,000	0.132	32,660,000
0.09	860,000	0.124	2,350,000	9,350,000	0.142	29,280,000
0.10	670,000	0.132	1,950,000	7,790,000	0.151	25,940,000
0.11	510,000	0.141	1,590,000	6,540,000	0.160	23,070,000
0.12	360,000	0.152	1,210,000	5,410,000	0.170	20,280,000
0.13	260,000	0.161	920,000	4,530,000	0.179	17,880,000
0.14	190,000	0.171	720,000	3,740,000	0.188	15,500,000
0.15	150,000	0.180	600,000	3,110,000	0.197	13,510,000
0.16	100,000	0.191	420,000	2,520,000	0.207	11,500,000
0.17	80,000	0.198	350,000	2,090,000	0.216	9,950,000
0.18	58,000	0.208	270,000	1,720,000	0.225	8,530,000
0.19	38,000	0.220	180,000	1,410,000	0.234	7,280,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8	Pounds of		U3O8	Pounds of
		(%)	U3O8		(%)	U3O8
0.03	29,930,000	0.084	55,440,000	21,680,000	0.078	37,290,000
0.05	20,880,000	0.103	47,420,000	13,160,000	0.103	29,890,000
0.06	17,510,000	0.113	43,630,000	10,930,000	0.113	27,230,000
0.07	14,760,000	0.122	39,710,000	9,420,000	0.120	24,930,000
0.08	12,350,000	0.131	35,670,000	7,220,000	0.134	21,330,000
0.09	10,210,000	0.140	31,520,000	5,940,000	0.145	18,990,000
0.10	8,450,000	0.150	27,950,000	4,780,000	0.157	16,550,000
0.11	7,040,000	0.159	24,680,000	4,110,000	0.166	15,040,000
0.12	5,770,000	0.169	21,500,000	3,460,000	0.176	13,430,000
0.13	4,790,000	0.178	18,800,000	3,010,000	0.183	12,150,000
0.14	3,930,000	0.187	16,200,000	2,670,000	0.189	11,130,000
0.15	3,260,000	0.196	14,090,000	2,350,000	0.195	10,100,000
0.16	2,620,000	0.207	11,960,000	1,840,000	0.207	8,400,000
0.17	2,170,000	0.215	10,290,000	1,510,000	0.216	7,190,000
0.18	1,780,000	0.225	8,830,000	1,300,000	0.223	6,390,000
0.19	1,450,000	0.234	7,480,000	1,040,000	0.232	5,320,000

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

To aid the underground mine planning a second block model was estimated, using the same geologic model, composites, variogram models and kriging strategy but reducing the size of the blocks to 5 x 5 x 5 m (**Table 19.14**). This block reduction does not increase the confidence in block grades but does reduce the effects of edge dilution as with smaller blocks a smaller volume would be affected.

Table 19.14: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) Using Whole Blocks with edge Dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8	Pounds of		U3O8	Pounds of
		(%)	U3O8		(%)	U3O8
0.03	3,410,000	0.073	5,490,000	26,120,000	0.087	50,110,000
0.05	2,270,000	0.091	4,550,000	18,720,000	0.106	43,750,000
0.06	1,850,000	0.099	4,040,000	15,930,000	0.115	40,390,000
0.07	1,480,000	0.108	3,520,000	13,590,000	0.124	37,160,000
0.08	1,170,000	0.117	3,020,000	11,510,000	0.133	33,750,000
0.09	910,000	0.126	2,530,000	9,650,000	0.142	30,220,000
0.10	720,000	0.134	2,130,000	8,030,000	0.152	26,910,000
0.11	560,000	0.143	1,770,000	6,720,000	0.161	23,860,000
0.12	420,000	0.152	1,410,000	5,630,000	0.170	21,100,000
0.13	310,000	0.162	1,110,000	4,680,000	0.179	18,470,000
0.14	230,000	0.171	870,000	3,880,000	0.189	16,170,000
0.15	170,000	0.181	680,000	3,220,000	0.198	14,060,000
0.16	120,000	0.191	510,000	2,640,000	0.207	12,050,000
0.17	90,000	0.200	400,000	2,180,000	0.216	10,380,000
0.18	66,000	0.210	310,000	1,790,000	0.226	8,920,000
0.19	46,000	0.221	220,000	1,480,000	0.234	7,640,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8	Pounds of		U3O8	Pounds of
		(%)	U3O8		(%)	U3O8
0.03	29,530,000	0.085	55,350,000	21,930,000	0.078	37,720,000
0.05	20,990,000	0.104	48,130,000	13,490,000	0.103	30,640,000
0.06	17,770,000	0.113	44,280,000	11,250,000	0.113	28,030,000
0.07	15,080,000	0.122	40,570,000	9,750,000	0.120	25,800,000
0.08	12,690,000	0.131	36,660,000	7,470,000	0.134	22,070,000
0.09	10,560,000	0.141	32,830,000	6,100,000	0.145	19,500,000
0.10	8,750,000	0.150	28,940,000	4,920,000	0.157	17,030,000
0.11	7,280,000	0.160	25,680,000	4,140,000	0.167	15,240,000
0.12	6,050,000	0.169	22,550,000	3,510,000	0.177	13,700,000
0.13	4,990,000	0.178	19,590,000	3,070,000	0.184	12,460,000
0.14	4,110,000	0.188	17,040,000	2,760,000	0.190	11,560,000
0.15	3,390,000	0.197	14,730,000	2,440,000	0.196	10,550,000
0.16	2,760,000	0.207	12,600,000	1,940,000	0.207	8,850,000
0.17	2,270,000	0.216	10,810,000	1,600,000	0.215	7,590,000
0.18	1,860,000	0.225	9,230,000	1,380,000	0.222	6,760,000

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

| 0.19 | 1,530,000 | 0.234 | 7,890,000 | 1,080,000 | 0.232 | 5,520,000 |

These same two sets of tables can be produced for only material within the mineralized solids. These resources are valid if you could mine to the solid boundaries as drawn. These resources have no edge dilution applied (**Table 19.15 & 19.16**).

Table 19.15: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) with no edge dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	2,920,000	0.076	4,890,000	23,220,000	0.094	48,130,000
0.05	2,000,000	0.094	4,150,000	17,960,000	0.111	43,960,000
0.06	1,640,000	0.102	3,690,000	15,650,000	0.119	41,060,000
0.07	1,370,000	0.110	3,320,000	13,680,000	0.127	38,310,000
0.08	1,130,000	0.118	2,940,000	11,890,000	0.135	35,390,000
0.09	870,000	0.128	2,460,000	10,140,000	0.143	31,970,000
0.10	680,000	0.137	2,050,000	8,590,000	0.152	28,790,000
0.11	530,000	0.146	1,710,000	7,220,000	0.161	25,630,000
0.12	410,000	0.156	1,410,000	5,970,000	0.171	22,510,000
0.13	320,000	0.164	1,160,000	5,060,000	0.179	19,970,000
0.14	240,000	0.174	920,000	4,210,000	0.188	17,450,000
0.15	180,000	0.184	730,000	3,480,000	0.198	15,190,000
0.16	140,000	0.193	600,000	2,850,000	0.207	13,010,000
0.17	110,000	0.201	490,000	2,370,000	0.216	11,290,000
0.18	83,000	0.209	380,000	1,920,000	0.226	9,570,000
0.19	58,000	0.221	280,000	1,560,000	0.235	8,080,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	26,140,000	0.092	53,030,000	20,440,000	0.085	38,310,000
0.05	19,960,000	0.109	47,970,000	13,700,000	0.107	32,320,000
0.06	17,290,000	0.117	44,610,000	11,680,000	0.116	29,880,000
0.07	15,050,000	0.125	41,480,000	10,490,000	0.121	27,990,000
0.08	13,020,000	0.133	38,180,000	7,920,000	0.136	23,750,000
0.09	11,010,000	0.142	34,470,000	6,480,000	0.148	21,150,000
0.10	9,260,000	0.151	30,830,000	5,180,000	0.161	18,390,000
0.11	7,750,000	0.160	27,340,000	4,470,000	0.170	16,760,000
0.12	6,370,000	0.170	23,880,000	3,780,000	0.181	15,090,000
0.13	5,370,000	0.179	21,200,000	3,330,000	0.188	13,800,000
0.14	4,450,000	0.188	18,450,000	2,930,000	0.195	12,600,000
0.15	3,660,000	0.197	15,900,000	2,640,000	0.201	11,700,000
0.16	2,990,000	0.207	13,650,000	2,110,000	0.213	9,910,000
0.17	2,480,000	0.215	11,760,000	1,790,000	0.221	8,720,000
0.18	2,010,000	0.225	9,970,000	1,590,000	0.227	7,960,000
0.19	1,620,000	0.235	8,390,000	1,250,000	0.238	6,560,000

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table 19.16: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	3,230,000	0.077	5,480,000	24,810,000	0.092	50,330,000
0.05	2,230,000	0.094	4,620,000	18,870,000	0.109	45,350,000
0.06	1,840,000	0.102	4,140,000	16,310,000	0.117	42,080,000
0.07	1,520,000	0.110	3,690,000	14,090,000	0.126	39,150,000
0.08	1,230,000	0.118	3,200,000	12,080,000	0.134	35,690,000
0.09	960,000	0.127	2,690,000	10,280,000	0.143	32,410,000
0.10	750,000	0.136	2,250,000	8,620,000	0.152	28,890,000
0.11	600,000	0.145	1,920,000	7,220,000	0.162	25,790,000
0.12	450,000	0.155	1,540,000	6,060,000	0.171	22,850,000
0.13	340,000	0.165	1,240,000	5,070,000	0.180	20,120,000
0.14	270,000	0.173	1,030,000	4,220,000	0.189	17,590,000
0.15	200,000	0.182	800,000	3,500,000	0.198	15,280,000
0.16	150,000	0.192	640,000	2,870,000	0.208	13,160,000
0.17	110,000	0.202	490,000	2,370,000	0.217	11,340,000
0.18	83,000	0.211	390,000	1,940,000	0.226	9,670,000
0.19	61,000	0.220	300,000	1,590,000	0.235	8,240,000

U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	28,030,000	0.090	55,630,000	21,660,000	0.083	39,640,000
0.05	21,090,000	0.107	49,760,000	14,250,000	0.105	32,990,000
0.06	18,150,000	0.116	46,420,000	12,020,000	0.114	30,210,000
0.07	15,610,000	0.124	42,680,000	10,720,000	0.120	28,370,000
0.08	13,310,000	0.133	39,030,000	8,090,000	0.135	24,080,000
0.09	11,240,000	0.142	35,190,000	6,550,000	0.147	21,230,000
0.10	9,380,000	0.151	31,230,000	5,200,000	0.161	18,460,000
0.11	7,820,000	0.160	27,590,000	4,410,000	0.171	16,630,000
0.12	6,510,000	0.170	24,400,000	3,750,000	0.180	14,880,000
0.13	5,410,000	0.179	21,350,000	3,290,000	0.188	13,640,000
0.14	4,480,000	0.188	18,570,000	2,970,000	0.194	12,700,000
0.15	3,700,000	0.197	16,070,000	2,650,000	0.200	11,690,000
0.16	3,020,000	0.207	13,780,000	2,130,000	0.211	9,910,000
0.17	2,480,000	0.216	11,810,000	1,810,000	0.220	8,780,000
0.18	2,020,000	0.225	10,020,000	1,610,000	0.225	7,990,000
0.19	1,650,000	0.235	8,550,000	1,240,000	0.237	6,480,000

Finally, a set of combined Tables that would reflect the style of mining and the levels that might separate a surface open pit from an underground mine scenario. **Table 19.17** shows the grades and tonnages for blocks 10 x 5 x 10 m with edge dilution above the 150 m elevation level that might represent the bottom of an open pit. The edge dilution would represent mining 10 x 5 x 10 m blocks with large equipment.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Table 19.17: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution, Above the 150 m Elevation

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O 8	Pounds of		U3O8	Pounds of
		(%)	U3O8		(%)	U3O8
0.03	**3,410,000**	**0.071**	**5,340,000**	**7,930,000**	**0.062**	**10,840,000**
0.05	2,190,000	0.089	4,300,000	4,280,000	0.082	7,740,000
0.06	1,760,000	0.098	3,800,000	3,140,000	0.092	6,370,000
0.07	1,420,000	0.106	3,320,000	2,340,000	0.102	5,260,000
0.08	1,140,000	0.114	2,870,000	1,690,000	0.113	4,210,000
0.09	860,000	0.124	2,350,000	1,260,000	0.122	3,390,000
0.10	670,000	0.132	1,950,000	950,000	0.131	2,740,000
0.11	510,000	0.141	1,590,000	720,000	0.140	2,220,000
0.12	360,000	0.152	1,210,000	530,000	0.149	1,740,000
0.13	260,000	0.161	920,000	390,000	0.157	1,350,000
0.14	190,000	0.171	720,000	290,000	0.166	1,060,000
0.15	150,000	0.180	600,000	230,000	0.172	870,000
0.16	100,000	0.191	420,000	150,000	0.180	600,000
0.17	80,000	0.198	350,000	100,000	0.188	410,000
0.18	58,000	0.208	270,000	60,000	0.196	260,000
0.19	38,000	0.220	180,000	30,000	0.207	140,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O 8	Pounds of		U3O8	Pounds of
		(%)	U3O8		(%)	U3O8
0.03	**11,340,000**	**0.065**	**16,250,000**	**460,000**	**0.043**	**440,000**
0.05	6,480,000	0.085	12,150,000	110,000	0.061	150,000
0.06	4,900,000	0.094	10,160,000	50,000	0.072	80,000
0.07	3,770,000	0.104	8,650,000	30,000	0.077	50,000
0.08	2,830,000	0.113	7,050,000	7,000	0.085	10,000
0.09	2,120,000	0.123	5,750,000	3,000	0.093	6,000
0.10	1,620,000	0.132	4,720,000			
0.11	1,230,000	0.140	3,800,000			
0.12	890,000	0.150	2,940,000			
0.13	660,000	0.159	2,310,000			
0.14	480,000	0.168	1,780,000			
0.15	370,000	0.175	1,430,000			
0.16	260,000	0.184	1,050,000			
0.17	180,000	0.193	770,000			
0.18	120,000	0.202	530,000			
0.19	70,000	0.214	330,000			

Table 19.18 shows the resource below the 150 m elevation that might be extractable by underground methods and as a result it is reported from 5 x 5 x 5 m blocks with no edge dilution. This assumes more selectivity underground but of course some

150
Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

mining dilution will ultimately be applied. There is no measured resource below the 150 m elevation.

Table 19.18: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution below the 150 m Elevation Reflecting a possible Underground Resource

U3O8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	17,690,000	0.101	39,400,000	21,160,000	0.083	38,730,000
0.05	**14,310,000**	**0.115**	**36,290,000**	**13,950,000**	**0.106**	**32,610,000**
0.06	12,730,000	0.123	34,530,000	11,870,000	0.115	30,100,000
0.07	11,340,000	0.130	32,510,000	10,650,000	0.121	28,410,000
0.08	9,930,000	0.138	30,220,000	8,070,000	0.135	24,020,000
0.09	8,610,000	0.146	27,720,000	6,540,000	0.147	21,200,000
0.10	7,330,000	0.155	25,050,000	5,200,000	0.161	18,460,000
0.11	6,220,000	0.164	22,490,000	4,400,000	0.171	16,590,000
0.12	5,290,000	0.173	20,180,000	3,750,000	0.180	14,880,000
0.13	4,450,000	0.182	17,860,000	3,290,000	0.188	13,640,000
0.14	3,750,000	0.191	15,790,000	2,960,000	0.194	12,660,000
0.15	3,150,000	0.200	13,890,000	2,650,000	0.200	11,690,000
0.16	2,600,000	0.210	12,040,000	2,130,000	0.211	9,910,000
0.17	2,170,000	0.219	10,480,000	1,810,000	0.220	8,780,000
0.18	1,800,000	0.228	9,050,000	1,610,000	0.225	7,990,000
0.19	1,500,000	0.237	7,840,000	1,240,000	0.237	6,480,000

19.8.2   Jacques Lake

At this point in time the drill spacing at Jacques Lake is too wide spaced to calculate a measured resource. The blocks estimated in pass 1 and 2 were classed indicated and those estimate in pass 3 and 4 were classed inferred.

As in Michelin the resource has been presented as two sets of Tables. **Table 19.19** shows the resource with edge dilution applied to 10 x 5 x 10 m blocks while **Table 19.20** shows the resource if you could mine to the geological solid boundaries.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Table 19.19: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution

| U3O8 Cutoff (%) | INDICATED | | | INFERRED | | |
| | Tonnes> Cutoff (tonnes) | Grade>Cutoff | | Tonnes> Cutoff (tonnes) | Grade>Cutoff | |
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	3,660,000	0.073	5,890,000	5,680,000	0.051	6,390,000
0.05	2,410,000	0.091	4,840,000	2,070,000	0.073	3,330,000
0.06	1,980,000	0.099	4,320,000	1,260,000	0.085	2,360,000
0.07	1,640,000	0.107	3,870,000	960,000	0.091	1,930,000
0.08	1,330,000	0.114	3,340,000	630,000	0.100	1,390,000
0.09	1,090,000	0.121	2,910,000	380,000	0.110	920,000
0.10	830,000	0.129	2,360,000	250,000	0.118	650,000
0.11	590,000	0.139	1,810,000	138,000	0.130	396,000
0.12	410,000	0.150	1,360,000	69,000	0.145	221,000
0.13	290,000	0.160	1,020,000	50,000	0.154	170,000
0.14	210,000	0.169	780,000	33,000	0.164	119,000
0.15	143,000	0.182	570,000	24,000	0.171	90,000
0.16	105,000	0.192	440,000	16,000	0.180	64,000
0.17	78,000	0.201	350,000	13,000	0.184	53,000
0.18	55,000	0.212	257,000	4,000	0.198	17,000
0.19	39,000	0.223	192,000	4,000	0.198	17,000

Table 19.20: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) with no edge Dilution

| U3O8 Cutoff (%) | INDICATED | | | INFERRED | | |
| | Tonnes> Cutoff (tonnes) | Grade>Cutoff | | Tonnes> Cutoff (tonnes) | Grade>Cutoff | |
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	3,550,000	0.079	6,180,000	6,130,000	0.055	7,430,000
0.05	2,500,000	0.095	5,240,000	2,700,000	0.075	4,470,000
0.06	2,120,000	0.102	4,770,000	1,660,000	0.088	3,220,000
0.07	1,810,000	0.109	4,350,000	1,300,000	0.095	2,720,000
0.08	1,470,000	0.116	3,760,000	1,030,000	0.100	2,270,000
0.09	1,220,000	0.123	3,310,000	600,000	0.111	1,470,000
0.10	950,000	0.131	2,740,000	400,000	0.120	1,060,000
0.11	700,000	0.140	2,160,000	235,000	0.131	679,000
0.12	500,000	0.151	1,660,000	124,000	0.146	399,000
0.13	360,000	0.161	1,280,000	95,000	0.153	320,000
0.14	270,000	0.170	1,010,000	64,000	0.162	229,000
0.15	194,000	0.180	770,000	46,000	0.169	171,000
0.16	144,000	0.188	600,000	28,000	0.179	111,000
0.17	95,000	0.201	420,000	18,000	0.187	74,000
0.18	65,000	0.212	304,000	6,000	0.206	27,000
0.19	51,000	0.220	247,000	4,000	0.223	20,000

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

When mining method is considered the resource could be subdivided into an open pit possible extraction above the 130 m elevation. This resource is reported using the whole block results (edge dilution applied) in **Table 19.21**. The part of the resource below the 130 elevation that might be extracted by underground methods is reported as the mineralized part of the blocks (no edge dilution applied) in **Table 19.22**.

**Table 19.21: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model)
Using Whole Blocks with edge Dilution above 130 m Elevation**

U3O8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	**1,150,000**	**0.083**	**2,100,000**	**1,520,000**	**0.056**	**1,880,000**
0.05	810,000	0.101	1,800,000	630,000	0.080	1,110,000
0.06	690,000	0.109	1,660,000	430,000	0.093	880,000
0.07	580,000	0.117	1,500,000	350,000	0.100	770,000
0.08	500,000	0.124	1,370,000	270,000	0.107	640,000
0.09	440,000	0.130	1,260,000	210,000	0.114	530,000
0.10	350,000	0.138	1,070,000	150,000	0.122	400,000
0.11	260,000	0.149	850,000	81,000	0.138	246,000
0.12	200,000	0.162	710,000	53,000	0.150	175,000
0.13	150,000	0.173	570,000	45,000	0.154	153,000
0.14	130,000	0.180	520,000	30,000	0.165	109,000
0.15	102,000	0.189	430,000	23,000	0.171	87,000

**Table 19.22: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model)
With no edge Dilution below 130 m Elevation**

U3O8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	2,440,000	0.074	3,980,000	4,460,000	0.054	5,310,000
0.05	**1,670,000**	**0.090**	**3,310,000**	**1,950,000**	**0.072**	**3,100,000**
0.06	1,410,000	0.097	3,020,000	1,160,000	0.084	2,150,000
0.07	1,200,000	0.103	2,730,000	880,000	0.090	1,750,000
0.08	930,000	0.111	2,280,000	680,000	0.095	1,420,000
0.09	740,000	0.117	1,910,000	320,000	0.106	750,000
0.10	550,000	0.125	1,520,000	190,000	0.114	480,000
0.11	400,000	0.133	1,170,000	106,000	0.121	283,000
0.12	280,000	0.141	870,000	43,000	0.132	125,000
0.13	200,000	0.148	650,000	21,000	0.141	65,000
0.14	120,000	0.157	420,000	7,000	0.151	23,000
0.15	75,000	0.165	270,000	3,000	0.164	11,000

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

These resource tables can be summarized as follows.

Deposit	Measured			Indicated			Inferred		
	Tonnes (x 1000)	% U3O8	lbs U3O8 (x 1000)	Tonnes (x1000)	% U3O8	lbs U3O8 (x1000)	Tonnes (x1000	% U3O8	lbs U3O8 (x1000)
Michelin Open Pit*	3,410	0.07	5,340	7,930	0.06	10,840	460	0.04	440
Michelin Underground**				14,310	0.12	36,290	13,950	0.11	32,610
Jacques Lake Open Pit*				1,150	0.08	2,100	1,520	0.06	1,880
Jacques Lake Underground**				1,670	0.09	3,310	1,950	0.07	3,100
Totals	**3,410**	**0.07**	**5,340**	**25,060**	**0.10**	**52,540**	**17,880**	**0.10**	**38,030**

Open pit resource reported at 0.03% U3O8 cut-off

** Underground resource reported at a 0.05% U3O8 cut-off

19.9   OTHER RESOURCES

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System **(MODS)**, a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the authors of any the CMB Technical Report, the Michelin Technical Report or the 2006 Technical Report have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. **As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. <u>Consequently, no reliance should not be placed upon these historical estimates.</u>**

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19^h, 2007.

However, management believes that these historical estimates may be indicative of the potential for mineralization on these properties. These historical estimates include:

1. The Rainbow Deposit with 272,232 tonnes @ 0.100% U_3O_8 (600,159 lbs U_3O_8). Note - The 1975 historical estimate for the Rainbow Deposit by Brinex was based on data from 19 surface drill holes which defined a zone 140 m long by 2 to 15 m wide by 79 m deep. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

2. The Gear Lake Deposit with 76,860 tonnes @ 0.145% U_3O_8 (245,695 lbs U_3O_8) Note - The historical estimate for the Gear Lake Prospect (year unknown) by Brinex was based on data from an unknown number of surface holes which defined the zone over a length of 30 m and to a depth of 70 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards. The drill hole and assay data are deemed to be inadequate for an accurate estimation of tonnage and grade and the calculations assume a continuity of the mineralized zone which is not completely tested by drilling.

3. The Inda Lake Deposit with 514,519 tonnes @ 0.155% U_3O_8 (1,758,167 lbs U_3O_8) Note - The 1976 historical estimate for the Inda Lake Prospect by Brinex was based on data from 23 surface drill holes. 75% percent of the tonnage was in the main or footwall wall lens as defined over an average width of 2.44 m and strike length of 640 m. The grade of mineralization attributable to tonnage in the hanging wall lenses was 0.19% U_3O_8. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

4. The Nash Lake Deposit with 215,971 tonnes @ 0.224% U_3O_8 (1,066,523 lbs U_3O_8) Note - The 1970 historical estimate for the Nash Lake Prospect (Main Zone) by Brinex was based on data from unknown number of surface drill holes which defined the zone over a strike length of 365 m and a depth of 140 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

A "qualified person" as defined in National Instrument 43-101 has not completed sufficient work on these properties to classify these historical estimates as current Mineral Resources or Mineral Reserves in accordance with the requirements of National Instrument 43-101, the Corporation is not treating these historical estimates as current Mineral Resources or Mineral Reserves as defined under National Instrument 43-101, and accordingly these historical estimates should not be relied upon. Potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource to date on any of the Rainbow, Gear Lake, Inda Lake or Nash Lake properties, and it is uncertain if further exploration will result in any of these properties being delineated as Mineral Resources in accordance with National Instrument 43-101.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

20.0 OTHER RELEVANT DATA AND INFORMATION

The Nunatsiavut Government came into effect December 1st, 2005. The current Board of the Labrador Inuit Association became the transitional government which will be in place until an election is held. The Nunatsiavut Government will operate on a consensus basis rather than an adversarial party system. The Nunatsiavut Government will observe federal and provincial laws and, in time, take greater control over policy.

The effective date marks the transition of the Labrador Inuit Lands Claims Agreement into a legal and constitutional reality.

Sections of the Agreement which deal specifically with exploration interests in Labrador are Part 4.11 Subsurface Interests and Part 4.12 Subsurface Resource Development in Labrador Inuit Lands. For the purposes of this report, the following paraphrased parts are of note:

- Administration of subsurface resources in the Labrador Inuit Settlement Area rest with the Province (4.11.1). The Province is obliged to consult with the Nunatsiavut Government about conditions to be attached to a subsurface interest in Labrador Inuit Lands (4.12.4).
- Exploration of Labrador Inuit Lands requires approval of an application in the form of a work plan made to the Nunatsiavut Government and the Province (4.11.13(b)). Fifteen days is indicated as the time frame for processing applications. Approval from both the Provincial and Nunatsiavut governments is required before work can proceed.
- Exploration companies must obtain consent from the Nunatsiavut Government for access to Labrador Inuit Lands (4.11.13(a)).
- Development of a subsurface resource in Labrador Inuit Lands requires an Inuit Impacts and Benefits Agreement with the Nunatsiavut Government (4.12.1).

As of February 19, 2007 the effective date of this technical report, *the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands* were still in the negotiation phase between the Nunatsiavut Government and the Government of Newfoundland and Labrador. Until such time as the Standards are ratified into law, no winter drilling permits will be awarded for Labrador Inuit Lands.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

21.0   INTERPRETATION AND CONCLUSIONS

The program over the period from January 2006 to November 2006 period has been very successful in identifying additional mineralization at Michelin and Jacques Lake, and in confirming mineralization at White Bear, Gear, Inda, Nash and Rainbow through ongoing drilling.

21.1   MICHELIN TARGET AREA

The 2006 program has been successful in infilling and expanding upon the area of the inferred resource drilled in 2005. In addition to confirming the presence of mineralization inferred from the wider-spaced drilling, the 2006 program has also successfully identified a significant zone of increased width and grade, with values better than any previously drilled on the Michelin project. The best of these is M06-019, which returned **0.24% U_3O_8/43.7 m**

With continued drilling, it is also becoming clearer that the main zone at Michelin has a continuous and predictable hanging wall and footwall, but shows significant internal zonation within those two bounding structures.

The 2006 drilling has substantially infilled the main zone down to a depth of approximately 750m below surface and has intersected uranium mineralization to a vertical depth of 880m from surface. Continued drilling in the area should now be aimed at extending the mineralization to a greater depth and drill-testing the potential for other similarly plunging shoots to the east and west of the main zone.

21.2   WHITE BEAR LAKE TARGET AREA

The White Bear Lake target area was previously drilled by Brinex and returned a number of significant drill intersections which were not followed up at the time. The drilling carried out far in 2006 has confirmed the presence of bedrock mineralization in the area and also verified the values returned in Brinex drilling from the late 1970's.

The most significant intercept in Phase I drilling was returned in **WB06-001** with **0.25% U_3O_8/15 m.** The three subsequent Phase I drill holes were designed to test the extent of this mineralized zone, and returned narrower but still significant mineralized intervals.

Phase II drilling at White Bear produced variable results, with the most significant being returned in **WB06-005** at **0.25% U_3O_8/15 m.** The remainder of holes drilled during the Phase II program returned a range of results from background values to **0.14 % U_3O_8/9.76 m** in **WB06-006**. Follow up drilling showed a large degree of metamorphic and overprinting effects from the emplacement of the Burnt Lake granite, located to the East of the target area.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Mineralization in the White Bear Lake area is associated with moderate hematite alteration, disseminated amphibole and disseminated pyrite. The mineralized zones exhibit a lower degree of strain than mineralization at Michelin and Jacques Lake.

The White Bear Lake area contains widespread outcropping uranium mineralization which was trenched by Brinex during the 1970s. There are a number of additional zones in the area with positive trench and first-pass drill results which have not subsequently been followed up.

Further work is recommended to map and sample the extent and nature of alteration and structures hosting uranium mineralization, prior to continued drill testing of the White Bear target area.

21.3 JACQUES LAKE TARGET AREA

The 2006 program was successful in extending the known mineralization at Jacques Lake over a strike length of 400 m, and in the identification of a much broader and more continuous mineralized zone in drill holes **JL06-018/019/020**. The most significant results were returned in **DDH JL06-020** with **0.11% U_3O_8/57.7 m** and in DD**H JL06-018** with **0.21% U_3O_8/21 m**. The zone intersected in these holes remains open to the south-west and at depth. This new, wider zone has now been defined over a strike length of 200m, and to a depth of 220m.

It is notable that the best intersections to date at Jacques Lake occur in an area located off the south-western end of the airborne radiometric anomaly, suggesting that the anomaly has been displaced by glacial transport of mineralized boulders, and confirming that the position and intensity of airborne radiometric anomalies are strongly controlled by the degree of vegetation and water cover, along with the number of mineralized boulders. The fact that mineralization has been shown to be more extensive than the airborne radiometric anomaly enhances significantly the size potential of the Jacques Lake area.

More work is recommended to continue to extend the known mineralization in the Jacques Lake area in all directions and to test other similar targets in the surrounding region.

21.4 GEAR TARGET AREA

2006 Drilling at the Gear target was successful in confirming previously reported results from Brinex drilling and in confirming the potential for successful accessory copper and silver mineralization. Current work also indicates the Gear target remains open at for expansion at depth.

Uranium mineralization at Gear is found within a dark grey to black metamorphosed argillite. Significant amounts of pyrite and chalcopyrite stockworking are observed within zones of uranium mineralization.

158

Proposed 2007 drilling at the Gear target will focus on expanding the target down dip and along strike.

21.5 INDA TARGET AREA

2006 Drilling at the Inda target was successful in confirming previously reported results from Brinex drilling and in confirming the potential for significant accessory copper and silver mineralization. The Inda target returned the highest grade intercept from all 2006 drilling in the CMB, with 6.77% U_3O_8 over 1 metre in drill hole I06-001. This result indicates the potential for higher grade mineralization within the Post Hill group.

Zones of uranium mineralization are associated with strongly sheared clastic metasediments, with strong magnetite and hematite alteration. As in the Gear area, abundant pyrite and chalcopyrite are observed in intervals of elevated radioactivity.

A comprehensive data compilation is underway in order to target the down dip and along strike potential of the Inda target. 2007 drilling on the Inda target will focus on following up the high-grade interval from I06-001 and will test the down dip and along strike potential of the target area.

21.6 NASH TARGET AREA

The 2006 Drill program at the Nash target confirmed previously reported results from Brinex drilling and the potential for significant accessory copper and silver mineralization within the Post Hill Group. Significant intervals returned were **0.21% U3O8** over **4.0** metres in **N06-001** and **0.25% U3O8** over **3.4** metres in **N06-002,** the results of which are in agreement with reported Brinex grades and widths.

Uranium mineralization at Nash is hosted within a mixed package of highly strained felsic metavolcanics and clastic metasediments. Widespread, intense iron oxide mineralization is observed within mineralized zones.

A comprehensive data compilation is underway to target the down dip and along strike potential of the Nash target. 2007 drilling on the Nash target will focus on expanding upon 2006 results and will test the down dip and along strike potential of the target area.

21.7 RAINBOW ZONE TARGET AREA

2006 Drilling at the Rainbow Zone intersected significant results in nine of fifteen drill holes. Results from the 2006 roughly correspond with mineralization intersected by the 1971 and 1975 Brinex drilling campaigns. Highlights include **0.13% U_3O_8 over 18.80 m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U_3O_8 over 9.35 m** in RZ06-002, **0.15% U_3O_8 over 7.7 m** in RZ06-007, **0.42% U_3O_8 over 3.00 m** in RZ06-

011. Mineralization has been intersected over a 300 m strike length and to a depth of 115.50 m.

Uranium mineralization is commonly hosted in felsic metavolcanic rocks, that are notable for the lack of silicification and hematization, and is associated with veinlets of fine grained mafic minerals such as chlorite and biotite. An extensive chlorite- biotite-rich metamorphosed mafic intrusion has been intersected in many of the holes and appears to truncate the mineralized zone. It is postulated that mineralization would continue below the mafic intrusion but this has yet to be confirmed. The intrusion is underlain by silicified and hematized felsic metavolcanic which is not the typical host rock of Rainbow mineralization. A review of all Rainbow data is recommended prior to the implementation of any subsequent drill programs.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

22.0   <u>RECOMMENDATIONS</u>

A **$21,250,000 Can. two-phase budget** is recommended for 2007 to continue to evaluate the CMB Uranium Property located in north-east central Labrador.

The main focus of the proposed 2007 exploration program would be to continue to convert inferred resources to indicated resources at the Michelin Uranium Deposit and to establish new resource bases at Jacques Lake Target and other target areas. This work would go hand-in-hand with the ongoing resource, metallurgical, and environmental and engineering work that was contracted to SNC Lavalin in August 2006. The 2007 proposed exploration program would be two phase and include a preliminary economic scoping study in Q1-2007 followed by an intensive field program in Q1/2/3-2007.

22.1   PROPOSED 2007 PHASE I WORK PROGRAM

This work is currently being carried out over the first quarter of 2007 and includes:

    a) The development of an updated 43-101compliant resource for the Michelin Uranium Deposit and the Jacques Lake Target by an independent qualified person (Q1 – 2007).

    b) The metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario (Q1 – 2007).

    c) The completion of a preliminary Economic Study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure (Q1 – 2007).

The budget for the Proposed 2007 Phase I Work Program is **$500,000 Can.** and is summarized in **Table 22.1**.

Table 22.1: Budget for Proposed 2007 Phase I Work Program

Description	Cost ($Can)	% of Total
Labor	$155,550	31.11
General and Administration	$32,000	6.40
Infrastructure	$20,000	4.00
Engineering/Environmental	$145,000	29.00
Field Support	$84,995	17.00
Travel and Lodging	$13,500	2.70
Land and Community Relations	$3,500	0.70
Subtotal	**$454,545**	**90.91**
Contingency (10%)	$45,455	9.09
Total	**$500,000**	**100.00**

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

22.2   PROPOSED 2007 PHASE II WORK PROGRAM

Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended. This would involve a significant component of field work and would include:

a) A 75,000 m diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend (Q1/Q4 – 2007). This program would continue to expand the known inferred resource at Michelin and as well as focusing on the conversion of inferred to indicated resources. The program would also seek to develop new resources within the other targets areas. The approximate breakdown of the meterage would be as follows:

o	Michelin Main	27,000 m
o	Jacques Lake	22,000 m
o	Aurora River	10,000 m
o	White Bear	4,000 m
o	Michelin East	4,000 m
o	Melody Hill	4,000 m
o	Inda Lake Trend	4,000m
o	**Total**	**75,000m**

This work would involve a minimum of six diamond drill rigs (currently on site) for a period of 8 months and be based out of the Michelin Camp and a new Jacques Lake camp to be constructed in June 2007. Based on the outcome of the scoping study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

b) A geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake (Q2/Q3 - 2007).

c) An ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007).

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

The budget for the Proposed 2007 Phase II Work Program is **$20,750,000 Can.** and is summarized in **Table 22.2** on the following page.

Table 22.2: Budget for Proposed 2007 Phase II Work Program

Description	Cost ($Can)	% of Total
Labor	$2,285,202	11
General and Administration	$204,000	1
Infrastructure	$30,000	0
Capital Purchases	$150,000	1
Drilling and Assays	$8,625,000	42
Field Geochemistry	$30,000	0
Field Geophysics	355,000	2
Field Support (Heli/Plane/Fuel/etc)	$7,157,703	34
Travel and Lodging	$325,000	2
Land and Community Relations	$600,000	3
Subtotal	**$19,761,905**	**95**
Contingency (5%)	988,095	5
Total	**$20,750,000**	**100**

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

23.0　REFERENCES

Agnerian, H,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

Bailey, D.G.,
1979: Geology of the Walker-MacLean Lake Area, 13K/9E, 13J/12, Central Mineral Belt, Labrador; Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 78-3: 17 pages.

Beaven, A.P.,
1958: The Labrador uranium area. Proceedings of the Geological Association of Canada, 10: pages 137-145.

Brinex Ltd.,
1979: Kitts-Michelin Project – Information Summary: 32 pages.

Booth, J.K.V., Leigh, O.E., and Archer, D.J.,
1979: Brinex Ltd., Michelin/Kitts Project, Volume I - Report on Geology and Reserves, Volume II - Michelin Deposit Plans and Sections: 227 pages.

Buchnea, A.,
2005: Aurora Energy Inc., Evaluation of the Implementation of the Uranium Exploration Radiological Health and Safety Program, 2005 Central Mineral Belt Exploration Program, Labrador, Canada: 10 pages.

Culshaw, N., Ketchum, J. and Barr, S.,
2000: Structural evolution of the Makkovik Province, Labrador, Canada: tectonic processes during 200 Myr at a Paleoproterozoic active margin. Tectonics, 19: pages 961-977.

Cunningham-Dunlop, I.R., Barbour, D., Buschman, A., Howson, S., King, M., Lennox-King, M., Trevors, M. and Valenta, R.
2006: 2005 Assessment Report on the Geological, Geophysical, Geochemical and Diamond Drilling Investigations on the CMB Project, Labrador, Canada: 141 pages.

Earth Tech Canada Inc.,
2005:   Michelin Lake 2005 Environmental Baseline Program, Aurora Energy Inc. CMB Project Michelin Lake Area, Labrador: 20 pages.

Emslie, R.F., Hamilton, M.A. and Gower, C.F.,
1997:   The Michael Gabbro and other Mesoproterozoic lithospheric probes in southern and central Labrador. Canadian Journal of Earth Sciences, 34: pages 1566-1580.

Farquhar, E.,
2005:   High Resolution Stinger Mounted Magnetometer and Radiometric Survey for Fronteer Development Group, Labrador, NTS: 13K/9; 13J/12,13,14; 13O/3,4: 29 pages.

Gandhi, S.S.,
1986:   Uranium in early Proterozoic Aillik Group, Labrador. *In* Uranium Deposits of Canada, Canadian Institute of Mining and Metallurgy, Special Volume 33: pages 70-82.

Garsed, I.,
2005:   Results of Michelin East Mapping; Confidential Memo to Fronteer Development Group Inc.: 16 pages.

Government of Newfoundland and Labrador,
2003:   Labrador Inuit Land Claims Agreement: 404 pages.

Gower, C.F., Ryan, A.B. and Rivers, T.,
1990:   Mid-Proterozoic Laurentia-Baltica: An overview of its geological evolution and a summary of the contributions made by this volume. *In* Gower, C.F., Rivers, T. and Ryan, A.B. (eds.) Mid-Proterozoic Laurentia-Baltica; Geological Association of Canada, Special Paper 38: pages 1-20.

Gower, C.F., Flanagan, M.J., Kerr, A. and Bailey, D.G.,
1982:   Geology of the Kaipokok Bay – Big River area, Central Mineral Belt, Labrador; Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division, Report 82-7: 77 pages.

Hall, R.D.,
2005: NI43-101 Report on the Central Mineral Belt Project, Labrador. Unpublished report for Fronteer Development Group Inc.: 33 pages.

Haynes, D.W.,
2000:   Iron oxide copper (-gold) deposits: Their position in the ore deposit spectrum and modes of origin; *In* Porter, T.M. (ed.) Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1, PGC Publishing, Adelaide: pages 71-90.

Hendry, J.P.,
2005:   Michelin Area Exploration Target Definition, Confidential Memo from Roscoe Postle Associates to Fronteer Development Group Inc.: 5 pages.

Hitzman, M. W., Oreskes, N., and Einaudi, M. T.,
1992: Geological Characteristics and tectonic setting of Proterozoic iron-oxide (Cu-U-Au-REE) deposits. Precambrian Research, 58: pages 241-287.

Kerr, A.,
1994: Early Proterozoic magmatic suites of the eastern Central Mineral Belt , Labrador: geology, geochemistry and mineral potential. Newfoundland Department of Natural Resources Report 94-03: 167 pages.

Ketchum, J.W.F., Culshaw, N.G. and Barr, S.M.,
2002: Anatomy and orogenic history of a Paleoproterozoic accretionary belt: The Makkovik Province, Labrador, Canada. Canadian Journal of Earth Sciences, 39: pages 711-730.

Lakefield Research of Canada Ltd.,
1976: The Recovery of Uranium from Michelin Samples – Project Report No. 3: 454 pages.

McClintock, D.,
1978a: Reconnaissance geology and prospecting of the Ribs-Mustang-Aurora lakes area in Area and B, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 64 pages.

McClintock, D.,
1978b: Report on Prospecting and uranium mineralization of the MacLean Lake area in the White Bear mountain belt, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 15 pages.

Morrison, E.R.,
1956: Report on Prospecting in Area D, Labrador, 1956; Brinex Document No. G56014; GSB#LAB/0182: 25 pages.

Penney, G.,
2005: Historic Resources Overview Assessment (Stage 1), 2005 Uranium Drilling, Central Labrador, Archaeological Research Permit 05.45; Provincial Archaeology Office, Department of Tourism, Culture and Recreation, St. John's, NF: 16 pages.

Roscoe Postle Associates,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, submitted to Fronteer Development Group Inc.: 138 pages.

Ross, K.,
2006: Petrographic Study of the Michelin Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 219 pages.

Ross, K.,
2006: Petrographic Study of the Jacques Lake, White Bear Lake, and Rainbow Zones, CMB Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 158 pages.

Ryan, A.B.,
1984: Regional geology of the central part of the Central Mineral Belt, Labrador. Newfoundland and Labrador Department of Mines and Energy, Memoir 3: 185 pages.

Scott, W.J. and O'Neill, K.
2006: 2006 Gravity Survey, Melody Hill Target Area, Central Mineral Belt, Labrador ML009482M: 6 pages

SGS Lakefield Research Ltd.,
2006: An Investigation into Uranium Acid Leaching of Michelin Deposit Ore Samples, prepared for Aurora Energy Resources Inc., Project CALR-11269-002, Report No. 1: 30 pages

Sinclair, A.J.
1976: Applications of probability graphs in mineral exploration Spec. v. 4, Association of Exploration Geochemists, 95 p.

Sharpley, F. J., Cote R.
1980: Geology and Uranium Exploration of the Mustang North, Aurora River Extension, Aurora River, Burnt Brook Prospects and Andrew Zone, Area A, Labrador, G80006. British Newfoundland Exploration Limited: 50 pages.

Sikumiut Environmental Management Ltd.,
2005: Literature Review of the Postville – Makkovik Mineral Exploration Area, submitted to Altius Resources Inc.: 27 pages.

Smith, R.L., Valenta, R., Butler, R., Hall, R., and Wilton, D.H.C.,
2005: First and second year assessment report covering geological, geophysical, and geochemical investigations pertaining to map-staked licenses: 9410M, 9411M, 9412M, 9413M, 9414M, 9482M, 9718M, 9719M, 9720M, 9721M, 9722M, 9723M, 10022M, 10046M, 10047M, 10048M, 10049M, 10050M, 10051M, 10052M, 10053M, 10054M, 10055M, 10056M, 10057M, 10058M, 10059M, 10343M, and 10344M. Located in the Central Mineral Belt of Labrador, Eastern Canada, NTS Sheets: 13J/11, 13J/12, 13J/13, 13J/14, 13K/09: 96 pages.

Willy, A.J.,

1983: Evaluation of Occurrences and Prospects in Kitts Michelin Uranium Area, Labrador: 29 pages.

Wilton, D.H.C,
1996: Metallogeny of the Central Mineral Belt and adjacent Archean Basement, Labrador. Newfoundland Department of Mines and Energy, Geological Survey, Mineral Resource Report 8: 178 pages.

Wilton, D.H.C. and Cunningham-Dunlop, I.R.,
2006: The exploration activities of Aurora Energy Inc. on the CMB Uranium property, Labrador, Canada during the period June 2005 to December 2005: 87 pages

24.0 DATE

Respectively Submitted at Vancouver, Canada, this 19tth day of February, 2007 by



Ian R. Cunningham-Dunlop, P. Eng.
Vice President — Exploration
Aurora Energy Resources Inc.

Gary. H. Giroux, P. Eng., MASc

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Appendix I   Certificate of Co-Author – I. R. Cunningham-Dunlop

2537 Sechelt Drive
North Vancouver, B.C.
V7H 1N7
Tel: 604-929-7871

I, **Ian R. Cunningham-Dunlop, P. Eng.**, do hereby certify that:

- I am currently Vice President – Exploration for Aurora Energy Resources Inc. of Suite 1650, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

- I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen's University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

- I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

- I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:
  - Supervision of mineral exploration programs on properties in Canada, Argentina, and Turkey
  - Currently employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property between January and August 2006.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the preparation of all Sections of the report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" relating to the CMB Uranium Property with the exception of the portion of Section 19.0 pertaining to the Mineral Resource estimated by Gary Giroux. I have worked on the property in a technical capacity since January 1st, 2006 and have personally supervised the 2006 Exploration Program.

- As of February 19, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the short form prospectus being filed and it fairly and accurately represents the information in the Technical Report that supports the short form prospectus.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

- I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of a stock option agreement.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of February, 2007 in Vancouver, B.C., Canada



Ian R. Cunningham-Dunlop, P. Eng.

Vice President – Exploration
Aurora Energy Resources Inc.

Appendix II Certificate of Co-Author – G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.

4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.

7) I have not previously worked on this property.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th day of February, 2007

GIROUX CONSULTANTS LTD.
Per:





G. H. Giroux, P. Eng., M.A.Sc.

172

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

Appendix III - 2006 DDH Program – Summary of Holes by Area

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, Zone 21U						
M-06-09	307111	6052157	340	332	-57	441.05
M-06-10	307111	6052157	340	332	-67	450.19
M-06-11	307049	6052118	340	332	-51	428.55
M-06-12	306996	6052094	341	332	-56	431.90
M-06-13	307049	6052118	340	332	-69	459.64
M-06-14	306996	6052094	341	332	-71	465.73
M-06-15	306926	6052093	337	332	-58	419.10
M-06-16	306996	6052094	341	332	-79	551.08
M-06-17	306926	6052093	337	332	-74	437.69
M-06-18	307377	6052219	~342	332	-59	522.00
M-06-19	307049	6052118	340	332	-77	578.51
M-06-20	306893	6052016	336	332	-77	118.05
M-06-20A	306893	6052016	336	330	-63	450.49
M-06-21	307049	6052118	340	332	-81	581.86
M-06-22	306971	6051677	346	328	-73	895.53
M-06-23	306671	6051808	~331.5	330	-55	553.82
M-06-24	306926	6052093	337	332	-80	505.05
M-06-25	306882	6051643	345	324	-71	827.23
M-06-26	306781	6051590	343	324	-73	883.31
M-06-27	306997	6051949	339	324	-71	840.03
M-06-28	306997	6051949	339	332	-77	644.96
M-06-29	306781	6051590	343	334	-85	965.30
M-06-30	307073	6051940	343	324	-73	511.00
M-06-30A	307073	6051940	343	324	-72	675.74
M-06-31	306797	6051375	345	322	-79	1050.34
M-06-32	306781	6051590	343	334	-76	753.58
M-06-33	307303	6052060	340	320	-71	694.03
M-06-34	306797	6051375	345	322	-60	528.73
M-06-35	307073	6051940	343	324	-79	730.61
M-06-36	307051	6051818	349	320	-68	296.88
M-06-36A	307051	6051818	349	320	-72	776.02
M-06-37	306953	6051823	342	320	-64	642.21
M-06-38	306903	6051733	345	320	-58	441.67
M-06-38A	306903	6051733	345	320	-58	228.55
M-06-39	306953	6051823	342	320	-70	718.41
M-06-40	306808	6051671	345	320	-62	671.78
M-06-41	306903	6051733	345	320	-66	716.79
M-06-42	306953	6051823	342	320	-79.5	767.49
M-06-43	306808	6051671	345	320	-75	749.20
M-06-44	306903	6051733	345	320	-77	785.47
M-06-45	306731	6051613	342	316	-77	757.43
						Total: 24,999.83m

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

White Bear Data = NAD 83, Zone 21						
Phase I						
WB06-001	325189	6058180	351	330	-45	144.78
WB06-002	325202	6058158	351	330	-60	191.11
WB06-003	325228	6058189	350	330	-45	199.95
WB06-004	325129	6058115	360	330	-45	157.89
Phase II						
WB06-005	325846	6058203	328.5	318	60	172.8
WB06-006	325846	6058203	328.5	0	90	126.2
WB06-007	325807	6058171	330.37	330	45	163
WB06-008	325896	6058241	325.4	330	45	126.79
WB06-009	325728	6058249	336	50	45	176.09
WB06-010	324814	6058028	370	350	45	221.89
WB06-011	324814	6058028	370	350	75	267.31
WB06-012	324763	6058027	375	350	45	224.33
WB06-013	325578	6058605	375.5	330	45	162.46
WB06-014	325642	6058345	335	325	60	181.96
WB06-015	325590	6058333	335	325	45	158.8
WB06-016	325646	6058418	334	325	45	153.92
WB06-017	325887	6058183	326.5	318	45	156.67
						Total: 2,985.95m
Jacques Lake Data = NAD 83, Zone 21						
JL-06-08	333179	6065981	287	315	-70	385.88
JL-06-09	333134	6065917	283	315	-70	395.33
JL-06-10	333230	6066066	280	315	-65	431.60
JL-06-11	333272	6066119	300	315	-50	468.17
JL-06-12	333058	6066246	194	315	-60	306.20
JL-06-13	333058	6066246	194	315	-75	303.58
JL-06-14	332992	6066155	191	315	-45	303.97
JL-06-15	332992	6066155	191	315	-60	328.27
JL-06-16	332902	6066039	199	315	-55	350.52
JL-06-17	332902	6066039	199	315	-70	352.04
JL-06-18	332884	6065971	216	315	-45	318.52
JL-06-19	332884	6065971	216	315	-60	398.07
JL-06-20	332884	6065971	216	315	-75	318.82
JL-06-21	333058	6065905	261	315	-65	366.06
JL-06-22	332807	6065911	207	315	-45	333.76
JL-06-23	332807	6065911	207	315	-60	109.66
JL-06-23A	332807	6065911	207	315	-63	309.68
JL-06-24	332921	6066006	220	315	-50	26.35
JL-06-24A	332921	6066006	220	315	-50	317.29
JL-06-25	333138	6066170	210	315	-65	380.09
JL-06-26	332921	6066006	220	315	-70	333.76
JL-06-27	333194	6066267	227	315	-55	288.65

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

JL-06-28	332837	6065959	217	315	-55	325.22
JL-06-29	333277	6066363	236	315	-55	285.60
JL-06-30	332837	6065959	217	315	-70	316.08
JL-06-31	333670	6067029	200	315	-45	282.55
JL-06-32	332749	6065875	206	315	-50	287.73
JL-06-33	333843	6067261	201	315	-45	214.96
JL-06-34	332749	6065875	206	315	-65	368.81
JL-06-35	332749	6065875	206	315	-80	316.08
JL-06-36	334222	6067836	213	315	-45	18.59
JL-06-36A	334222	6067836	213	315	-55	184.10
JL-06-37	332694	6065799	203	315	-55	412.09
JL-06-38	334371	6068024	250	315	-55	199.95
JL-06-39	332609	6065772	196	315	-45	306.63
JL-06-40	334451	6068110	265	315	-55	272.19
JL-06-41	332609	6065772	196	315	-60	284.99
JL-06-42	332550	6065749	191	315	-45	296.57
JL-06-43	332809	6066011	197	315	-45	243.93
JL-06-44	332624	6065864	204	315	-45	339.85
JL-06-45	332955	6065893	247	315	-70	443.79
JL-06-46	332402	6065773	202	360	-45	304.19
JL-06-47	332921	6065862	248	315	-70	398.37
JL-06-48	332933	6066128		315	-45	255.55
JL-06-49	332988	6065934	257	315	-70	376.73
JL-06-50	332946	6065965	240	315	-70	357.53
JL-06-51	332850	6066041	194	315	45	256.95
						Total: 14,475.30m
Gear Data = NAD 83, Zone 21						
G06-001	337198	6091258	140	300	-60	48.67
G06-001A	337198	6091258	140	300	-60	279.5
G06-002	337198	6091258	143	300	-75	273.41
G06-003	337149	6091370	143	300	-45	190.5
						Total: 792.08m
Inda Data = NAD 83, Zone 21						
I06-001	334724	6089504	98.75	325	-85	200.25
						Total: 200.25 m
Nash Data = NAD 83, Zone 21						
N06-001	331882	6087639	182.33	315	-85	75.29
N06-002	331882	6087639	182.33	315	-45	65.53
						Total: 140.82m
Rainbow Data = NAD 83 Zones 20 & 21						
RZ06-001	306340	6050407	304	320	-45	35.97
RZ06-001A	306340	6050407	304	320	-45	151.18
RZ06-002	306307	6050350	304	330	-45	139.29
RZ06-003	306351	6050288	306	330	-45	184.71

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

RZ06-004	306369	6050261	296	330	-45	242.93
RZ06-005	306259	6050350	317	330	-45	90.53
RZ06-006	306304	6050283	313	330	-54	166.73
RZ06-007	306228	6050296	315	330	-45	112.17
RZ06-008	306228	6050296	315	330	-72	139.29
RZ06-009	306426	6050447	310	330	-45	200.25
RZ06-010	306426	6050447	310	330	-70	149.95
RZ06-011	306411	6050378	310	330	-45	133.2
RZ06-012	306411	6050378	310	330	-70	160.93
RZ06-013	306502	6050434	312.2	330	-45	136.25
RZ06-014	306502	6050434	312.2	330	-70	175.87
RZ06-015	693978	6050072		330	-45	264.26
						Total: 2,483.51
					Grand Total:	**46,077.74**

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Appendix IV – 2006 DDH Program – Summary of Assay Composites by Area

Michelin

Hole ID	From	To	Interval	%U3O8
M06-009	360.86	371.86	11.00	0.11
and	380.16	382.59	2.43	0.12
M06-010	394.71	413.38	18.67	0.14
including	402.28	408.39	6.11	0.22
M06-011	358.76	360.92	2.16	0.19
and	372.31	380.13	7.82	0.12
and	389.08	401.20	12.12	0.15
M06-012	355.00	366.00	11.00	0.16
and	390.00	406.72	16.72	0.10
M06-013	408.00	456.50	48.25	0.21
including	408.00	421.75	13.75	0.20
and including	427.00	436.50	9.50	0.29
and including	443.00	456.50	13.50	0.25
M06-014	428.64	442.75	14.11	0.20
and	387.64	394.64	7.00	0.15
M06-015	332.46	337.60	5.14	0.19
and	373.10	376.40	3.30	0.10
M06-016	442.63	502.02	59.39	0.18
including	446.69	458.12	11.43	0.25
M06-017	370.32	406.35	36.03	0.11
including	374.04	381.20	7.16	0.27
M06-018	462.85	466.74	3.89	0.28
and	476.00	477.10	1.10	0.13
M06-019	437.40	481.10	43.70	0.24
including	454.10	460.42	6.32	0.53
M06-020A	377.63	382.76	5.13	0.20
M06-021	494.30	520.50	26.20	0.16
M06-022	844.32	846.28	1.96	0.14
and	854.64	854.85	0.21	0.27
M06-024	399.13	434.15	35.02	0.12
M06-025	728.53	754.10	25.57	0.16
and	760.73	762.76	2.03	0.11
and	771.76	772.83	1.07	0.10
M06-026	772.90	786.30	13.40	0.27
including	774.90	781.30	6.40	0.41
M06-027	533.30	576.99	43.69	0.17
and	452.28	452.53	0.17	0.69
M06-028	567.83	579.59	11.76	0.12
and	588.09	595.64	7.55	0.11
M06-029	888.43	889.43	1.00	0.10
M06-030A	597.89	633.87	35.98	0.12
including	597.89	602.84	4.95	0.13
and incl	613.95	620.92	6.97	0.34

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

and incl	629.87	633.87	4.00	0.22
M06-031	991.00	992.50	1.50	0.07
M06-032	703.02	720.29	17.27	0.26
M06-033	667.17	671.17	4.00	0.11
and	674.96	676.82	1.86	0.10
M06-034	Incomplete hole			
M06-035	658.30	668.80	10.50	0.16
including	658.30	663.30	5.00	0.22
M06-036A	726.94	733.97	7.03	0.11
M06-037	581.00	591.85	10.85	0.19
M06-038	604.26	608.86	4.60	0.31
M06-039	622.18	657.34	35.16	0.15
including	622.18	637.97	15.79	0.24
M06-040	617.51	626.71	9.20	0.17
M06-041	635.78	645.42	0.200	9.64
M06-042	689.00	728.00	0.108	39.00
including	689.00	701.00	0.166	12.00
and incl.	714.00	728.00	0.135	14.00
M06-043	700.43	718.18	0.232	17.75
M06-044	713.75	735.58	0.199	21.83
and	745.71	761.71	0.134	16.00
M06-045	Hole Not Completed			

White Bear

Hole ID	From	To	%U3O8	Interval (m)
Phase I				
WB06-001	8.21	24.71	0.196	16.5
WB06-002	53.95	58.95	0.161	5.00
WB06-003	NSV			
WB06-004	66.01	67.01	0.101	1.00
Phase II				
WB06-005	17.04	41.66	0.172	24.62
including	20.04	39.66	0.198	19.62
WB06-006	38.09	58.26	0.090	20.17
including	38.09	47.85	0.140	9.76
WB06-007	139.17	140.17	0.072	1.00
WB06-008	NSV			
WB06-009	134.76	135.76	0.110	1.00
WB06-010	NSV			
WB06-011	NSV			
WB06-012	NSV			
WB06-013	NSV			
WB06-014	37.5	45.5	0.055	8.00
WB06-015	NSV			

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

WB06-016	NSV
WB06-017	NSV

Jacques Lake

Hole ID	From	To	%U3O8	Interval
JL06-08	332.00	334.49	0.15	2.49
incl.	334.00	334.49	0.30	0.49
JL06-09	300.00	310.00	0.12	10.00
incl.	302.35	305.47	0.35	2.12
and	308.00	310.00	0.10	2.00
JL06-010	292.00	302.00	0.11	10.00
incl.	297.00	299.00	0.23	2.00
and	280.43	281.30	0.87	0.33
JL06-011	NSV			
JL06-012	NSV			
JL06-013	8.00	10.00	0.12	2.00
and	87.42	89.54	0.11	2.12
JL06-014	60.08	72.00	0.08	11.92
incl.	69.00	72.00	0.11	3.00
and incl.	62.00	64.00	0.09	2.00
JL06-015	78.00	83.00	0.12	5.00
and	93.00	97.50	0.09	4.50
and	121.00	122.00	0.10	1.00
JL06-016	168.50	174.06	0.07	5.56
JL06-017	92.50	95.76	0.21	3.26
and	197.00	198.00	0.15	1.00
JL06-018	96.54	117.56	0.21	21.02
incl.	96.54	99.50	0.21	3.85
and incl.	102.50	114.50	0.30	12.00
and	122.00	127.00	0.11	5.00
JL06-019	118.00	164.00	0.10	46.00
incl.	118.00	143.00	0.12	25.00
incl.	138.00	143.00	0.12	5.00
JL06-020	137.89	195.60	0.11	57.71
incl.	137.89	159.00	0.13	21.11
and incl.	176.00	181.00	0.20	5.00
and incl.	187.50	194.50	0.20	7.00
JL06-022	64.00	77.00	0.12	13.00
and	80.50	82.50	0.10	2.00
and	90.50	91.70	0.11	1.20
and	94.90	97.00	0.12	2.10
and	199.00	200.00	0.19	1.00

179

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19h, 2007.

JL06-023	76.50	89.50	0.15	13.00
JL06-023A	78.00	94.00	0.12	14.50
and	204.50	206.50	0.14	2.00
JL06-024A	132.70	133.70	0.12	1.00
JL06-025	22.45	23.45	0.14	1.00
JL06-026	169.00	177.00	0.09	8.00
and	202.70	208.70	0.10	6.00
and	232.50	234.65	0.13	2.15
and	281.56	283.56	0.10	2.00
JL06-027	NSV			
JL06-028	90.00	127.00	0.12	37.00
JL06-029	NSV			
JL06-030	113.50	170.00	0.07	56.50
incl.	113.50	122.50	1.10	9.00
and incl.	134.00	139.00	0.17	5.00
and incl.	151.00	161.00	0.14	10.00
JL06-031	NSV			
JL06-032	37.00	48.00	0.30	11.00
and	61.50	62.50	0.18	1.00
and	117.00	118.81	0.14	1.81
JL06-033	NSV			
JL06-034	39.50	53.50	0.19	14.00
and	58.50	60.50	0.11	2.00
and	133.00	134.93	0.16	1.93
and	175.74	183.50	0.06	7.76
JL06-035	45.00	70.50	0.10	25.50
and	272.00	273.00	0.13	1.00
JL06-036A	NSV			
JL06-037	NSV			
JL06-038	NSV			
JL06-039	NSV			
JL06-040	NSV			
JL06-041	NSV			
JL06-042	NSV			
JL06-043	9.58	39.00	0.11	29.42
including	9.58	13.00	0.30	3.42
and incl.	19.00	25.18	0.16	6.18
and incl.	30.30	39.00	0.12	8.70
JL06-044	NSV			
JL06-045	278.50	306.00	0.13	27.50
including	278.50	283.00	0.16	4.50
and incl.	287.80	293.50	0.25	5.35
and	347.00	357.00	0.12	10.00

180

JL06-046	No Samples taken			
JL06-047	275.00	276.15	0.12	1.15
JL06-048	33.78	35.85	0.16	2.07
and	44.00	47.00	0.22	3.00
JL06-049	295.00	305.00	0.18	10.00
and	349.58	354.50	0.21	4.92
and	265.00	271.00	0.11	6.00
and	277.00	278.00	0.21	1.00
JL06-050	239.05	256.18	0.16	17.13
JL06-051	NSV			

Gear

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
G06-01A	217.32	220.98	0.102	3.66	**G70-146**	210.01	213.36	0.09	3.35
and	222.81	225.00	0.128	2.19	and	220.98	222.5	0.24	1.52
and	229.00	231.00	0.332	2.00	and	245.06	347.95	0.25	2.9
					and	248.72	250.85	0.15	2.6
G06-002	NSV								
G06-003	73.00	74.86	0.167	1.86	**G70-143**	70.13	74.68	0.13	4.54
and	81.50	83.50	0.110	2.00	and	79.25	80.41	0.55	1.16
and	87.50	89.50	0.098	2.00					

Inda

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
I06-001	49.00	52.00	0.058	3.00	**N69-65**	47.61	50.78	0.05	3.17
and	117.00	122.00	0.118	5.00	**N69-65**	118.99	127.56	0.19	8.56
and	138.52	143.00	0.142	4.48	**N69-65**	136.25	137.56	0.07	1.31
and	146.88	150.50	2.185	3.62	**N69-65**	146.79	149.87	0.04	3.08
and	163.50	166.40	0.390	2.90	**N69-65**	154.53	157.79	0.44	3.26
					N69-65	166.18	171.3	0.05	5.12
					N69-65	178.09	179.5	0.05	1.4

Nash

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
N06-001	28.00	32.00	0.205	4.00	**N69-20**	29.26	34.44	0.21	5.18
N06-002	23.38	26.79	0.246	3.41	**N69-19**	25.3	28.65	0.27	3.35

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Rainbow

Hole ID	From	To	%U3O8	Interval(m)
RZ06-001A	39.00	57.80	0.125	18.80
incl.	39.00	43.00	0.252	4.00
RZ06-002	64.35	73.70	0.154	9.35
incl.	64.35	67.95	0.278	3.60
RZ06-003	NSV			
RZ06-004	NSV			
RZ06-005	46.50	52.00	0.116	5.50
RZ06-006	NSV			
RZ06-007	70.00	77.69	0.147	7.69
incl.	70.00	74.00	0.246	4.00
RZ06-008	NSV			
RZ06-009	65.50	67.50	0.110	2.00
RZ06-010	104.00	112.45	0.070	8.45
incl.	104.00	105.00	0.106	1.00
RZ06-011	116.00	119.00	0.415	3.00
RZ06-012	NSV			
RZ06-013	20.00	21.50	0.223	1.50
and	107.24	108.24	0.105	1.00
RZ06-014	161.20	163.34	0.129	2.14
RZ06-015	NSV			

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Appendix V – Actlabs Analytical Methods – Rock Sample Preparation (RX-1)

Rock Sample Preparation Procedure (www.actlabs.com)   0   PRINT EMAIL

To obtain meaningful analytical results, it is imperative that sample collection and preparation be done properly. ACTLABS can advise on sampling protocol for your field program if requested. Once the samples arrive in the laboratory, ACTLABS will ensure that they are prepared properly. As a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

As a routine practice, we will automatically use cleaner sand between each sample at no cost to the customer. Quality of crushing and pulverization is routinely checked as part of our quality assurance program. Randomization of samples in larger orders (>100) provides an excellent means to monitor data for systematic errors. The data is resorted after analysis according to sample number. Please request **Code Random (additional $1.00/sample)** if you prefer randomization.

Samples submitted in an unorganized fashion will be subject to a sorting surcharge and may substantially slow turnaround time.   Providing an accurate detailed sample list by e-mail will also aid in improving turnaround time and for Quality Control purposes.

Additional charges may apply for poorly organized batches. **Code CP2** - Sample list not provided for orders over 25 samples **($0.25/sample); Code CP3** - Sorting chaotic shipments **($0.50/sample)**.

Rock, Core and Drill Cuttings

Code	Description	Price (USD)
Code RX1	crush up to 75% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)	$6.50
Code RX1 Terminator	crush up to 90% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)	$7.25
Code RX2	crush, split and pulverize with mild steel (100 g) (best for low contamination)	$6.75
Code RX3	oversize charge per kilogram (if required)	$1.50
Code RX4	pulverization only (mild steel) (coarse pulp or crushed rock)	$5.00
Code RX5	pulverize ceramic (100 g)	$12.25
Code RX6	hand pulverize small samples (agate mortar and pestle)	$12.25
Code RX7	crush only (split)	$3.75
Code RX8	sample prep only surcharge, no analyses	$2.00
Code RX9	compositing (per composite)	$2.00
Code RX10	dry drill cuttings in plastic bags	$1.75
Code RX11	checking quality of pulps or rejects prepared by other labs and issuing report	$6.75

Note: Larger sample sizes than listed above can be pulverized at additional cost.

Pulverization Contaminants Added

(amount added depends on hardness of material and particle size required)

Mill Type	Contaminant Added
Mild Steel (best choice)	Fe (up to 0.2%)
Hardened Steel	Fe (up to 0.2%), Cr (up to 200 ppm), trace Ni, Si, Mn and C
Ceramic	Al (up to 0.2%), Ba, trace REE
Tungsten Carbide	W (up to 0.1%), Co, C, Ta, Nb and Ti
Agate	Si (up to 0.3%), Al, Na, Fe, K, Ca, Mg, Pb

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Appendix VI – Actlabs Analytical Methods – Uranium Analysis (5D-U)

Code 5D – Miscellaneous Elements Requiring Specific Methods
(www.actlabs.com)

Analysis	Method	Detection Limit	Upper Limit
C-Total	Infrared	0.01%	
C-Graphitic	Infrared	0.05%	
C-Organic	Infrared	0.05%	
F	ISE	100 ppm	10,000 ppm
Li	Total Digestion ICP	1 ppm	10,000 ppm
Sn	Fusion ICP	1 ppm	10,000 ppm
U	**DNC**	**0.1 ppm**	**10,000 ppm**
B-Total	PGNAA	0.5 ppm	10,000 ppm
B-Total	PGNAA	2 ppm	10,000 ppm
Tl	Total Digestion ICP-MS	0.2 ppm	10,000 ppm

Code 5D – C (Organic)

0.5 g of sample is titrated with 25% HCl to drive off the CO_2 (inorganic C). The sample is neutralized with ammonium hydroxide and dried on a hot plate. Sample residue is analyzed by LECO Combustion-IR technique to provide a value for total carbon, which is composed of organic C and graphitic C. The graphitic C content is subtracted to provide the organic C content.

Code 5D – C (Graphitic)

0.5 g of sample is ignited at 1,000°C to drive off organic and inorganic carbon (CO_2). The residue is analyzed by LECO Combustion-IR t o provide a graphitic carbon value.

Code 5D - F

0.5 g samples are fused with sodium hydroxide in an oven at 580°C for 1 hour to release the fluoride ions from the sample matrix. The fuseate is dissolved in sulphuric acid with ammonium citrate buffer. The fluoride-ion electrode is immersed in this solution to measure the fluoride-ion activity directly.

Code 5D - B

1 g samples are encapsulated in a polyethylene vial and placed in a thermalized beam of neutrons produced from a nuclear reactor. Samples are measured for the doppler broadened prompt gamma ray at 478 KeV using a high purity GE detector. Samples are compared to certified reference materials used to calibrate the system.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Appendix VII – Actlabs Analytical Methods – Multi-element analysis (1E3)

Code 1E1/1E3** – Aqua Regia - ICP-OES (www.actlabs.com)

`PDF` `PRINT` `EMAIL`

0.5 g of sample is digested with aqua regia (0.5 ml H2O, 0.6 ml concentrated HNO3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. Sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30 element suite. A matrix standard and blank are run every 13 samples. For vegetation a 0.25 g sample is used.

A series of USGS-geochemical standards are used as controls. This digestion is near total for base metals however will only be partial for silicates and oxides.

Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit
Ag*	0.2	100
Al*	0.01%	
As*	10	
Ba*	1	
Be*	1	
Bi	10	
Ca*	0.01%	
Cd	0.5	2,000
Co*	1	
Cr*	2	
Cu	1	10,000
Fe*	0.01%	
K*	0.01%	
Mg*	0.01%	
Mn*	2	10,000
Mo*	2	10,000
Na*	0.01%	
Ni*	1	10,000
P*	0.001%	
Pb*	2	5,000
S*	100	
Sb*	10	
Sc*	1	
Sn*	10	
Ti*	0.01%	
V*	1	
W*	10	
Y*	1	
Zn*	1	10,000
Zr*	1	

Notes:

    * Element may only be partially extracted.

    1E3 includes B, Ga, Hg, La, Sb, Sr, Tl and U but includes Sn, Y, and Zr.

    *** Assays are recommended for values which exceed the upper limits.

Appendix VIII – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Pressed Pellet Geochemical Procedure – ME-XRF05

Sample Decomposition: Pressed Powder Pellet (XRF-PPP)
Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A finely ground sample powder (10 g minimum) is mixed with a few drops of liquid binder (Polyvinyl Alcohol) and then transferred into an aluminum cap. The sample is subsequently compressed under approximately 30 ton/in^2 in a pellet press. After pressing, the pellet is dried to remove the solvent and analyzed by WDXRF spectrometry for the following elements.

Element	Symbol	Units	Lower Limit	Upper Limit
Arsenic	As	ppm	5	5000
Barium	Ba	ppm	10	10000
Bismuth	Bi	ppm	4	10000
Cerium	Ce	ppm	10	10000
Chromium	Cr	ppm	5	10000
Copper	Cu	ppm	10	10000
Gallium	Ga	ppm	4	10000
Lanthanum	La	ppm	10	10000
Molybdenum	Mo	ppm	4	10000
Niobium	Nb	ppm	2	10000
Nickel	Ni	ppm	10	15000
Rubidium	Rb	ppm	2	10000
Antimony	Sb	ppm	4	10000
Selenium	Se	ppm	2	10000
Tin	Sn	ppm	5	10000
Strontium	Sr	ppm	2	10000
Tantalum	Ta	ppm	10	10000
Thorium	Th	ppm	4	10000
Titanium	Ti	ppm	5	10000
Uranium	U	ppm	4	10000
Tungsten	W	ppm	10	10000
Yttrium	Y	ppm	2	10000
Zirconium	Zr	ppm	2	10000
Zinc	Zn	ppm	10	10000

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Appendix IX – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Ore Grade Analysis by XRF – ME-XRF10

Sample Decomposition: Lithium Metaborate or Tetraborate Fusion* (WEI-GRA06)

Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A prepared sample (1.000 g) is added to lithium metaborate or tetraborate flux (9.000 g), mixed well and fused in a furnace at 1100°C. A flat glass disc is prepared from the resulting melt. This disc is then analyzed by X-ray fluorescence spectrometry.

Element	Symbol	Units	Lower Limit	Upper Limit
Barium	Ba	%	0.01	50
Tin	Sn	%	0.01	60
Tungsten	W	%	0.01	50
Zirconium	Zr	%	0.01	50
Iron**	Fe_2O_3	%	0.01	100
Potassium**	K_2O	%	0.01	100
Magnesium**	MgO	%	0.01	100
Sodium**	Na_2O	%	0.01	100

** Elements reported as oxide

Elements listed below are available upon request

Element	Symbol	Units	Lower Limit	Upper Limit
Tungsten*	WO_3	%	0.01	60

*Note: For samples that are high in sulphides, we may substitute a peroxide fusion in order to obtain better results.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Appendix X - Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the CMB Uranium Property. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging
- Inspection of core boxes, for missing boxes and footage errors.
- Digital photographs will be taken of all core boxes and
- RQD and core loss will be noted.

Logging
- Notes will be collected on rock units, alteration, structure, mineralization and recorded on paper logging forms and then transferred into Excel spread sheets

Sampling
- Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
- Standards and blanks and duplicates (1/4 core) will be entered every 25th sample in the sample stream.
- All holes will be sampled where deemed radioactive with hand-held scintillometer or at the discretion of the geologist. Typical samples lengths will be 0.5-1.5 m.
- The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core with the sample tag placed at the beginning of the sample.
- For each sample interval, all required parts ('From-To') of the standard sample card will be filled in and half of the sample number tag will be placed at the starting point of the sample interval in the core box.
- The second half of the tag will be put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Double-Check
- The geologist will double-check that all of the samples collected are properly labeled with the sample tags inside of the sample bags.

Scintillometer Readings
- Scintillometer measements will be recorded by taking each piece of core from the core box and scanning the individual pieces with the scintillometer. This is done to minimize background readings generated by the mass of core present in the core box. The maximum value is measured in each 3 m "run" of core will be recorded, as will the average of values recorded.

Magnetic Susceptibility Readings
- Magnetic susceptibility readings will be collected every m, roughly corresponding to the top, middle, and bottom of each 3 m "run" of core.

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19th, 2007.

Appendix XI - QA/QC Sampling

At the CMB Uranium Property, the insertion of "blind" quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

Duplicate samples
- Duplicates are taken every 25 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

Blanks
- Non-mineralized material from the Michel Gabbro was used as a blank, where material was collected from an outcrop in the project area, broken with a hammer and inserted into the sample series every 25 samples.

Standards
- Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2005 CMB Regional Program. The standards chosen were designed to test the accuracy of the assays from low, 220 ppm uranium, through to high grade, 10,200 ppm uranium. Standards were inserted into the sample series every 25 samples.

Check Samples:
- 5% of all assayed sample pulps are being sent to ALS Chemex in Vancouver, B.C. for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

Analyzing Data
- Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

Appendix XII

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

LIST OF DRILL HOLES WITH ASSAYS USED IN STUDY
MICHELIN

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH
2005 DRILL HOLES				
M-05-02C	-943.00	-436.00	340.44	460.55
M-05-03	-1001.50	-434.00	341.47	480.67
M-05-04	-1064.00	-403.80	337.10	487.38
M-05-05	-1064.00	-404.50	337.15	578.51
M-05-06	-1001.50	-434.78	341.61	578.51
M-05-07	-1128.00	-459.30	335.90	549.55
M-05-08D	-1063.50	-565.00	339.60	801.01
TWM-05-174	-440.00	-101.30	336.55	203.68
TWM-05-92	-643.00	-84.30	336.13	151.79
2006 DRILL HOLES				
M-06-09	-867.00	-429.00	340.00	441.10
M-06-10	-867.00	-429.00	340.00	450.19
M-06-11	-940.00	-438.00	340.00	428.55
M-06-12	-1000.00	-437.00	341.00	431.90
M-06-13	-940.00	-438.00	340.00	459.64
M-06-14	-1000.00	-437.00	341.00	465.73
M-06-15	-1063.00	-407.00	337.00	419.10
M-06-16	-1000.00	-437.00	341.00	551.08
M-06-17	-1063.00	-407.00	337.00	437.69
M-06-18	-605.00	-489.00	342.00	522.00
M-06-19	-940.00	-438.00	340.00	578.51
M-06-20A	-1126.00	-461.00	336.00	456.59
M-06-21	-940.00	-438.00	340.00	581.86
M-06-22	-1204.00	-803.00	346.00	895.53
M-06-24	-1063.00	-407.00	337.00	505.05
M-06-25	-1297.00	-792.00	345.00	827.23
M-06-26	-1412.00	-797.00	343.00	883.31
M-06-27	-1061.00	-567.00	339.00	840.03
M-06-28	-1061.00	-567.00	339.00	644.96
M-06-29	-1412.00	-797.00	343.00	965.30
M-06-30A	-997.00	-608.00	343.00	650.00
M-06-31	-1489.00	-997.00	345.00	1050.00
M-06-32	-1412.00	-797.00	343.00	850.00
M-06-33	-740.00	-600.00	340.00	694.03
M-06-35	-997.00	-608.00	343.00	730.61
M-06-36A	-1072.00	-708.00	349.00	776.02
M-06-37	-1153.00	-653.00	342.00	642.21
M-06-38A	-1240.00	-720.00	345.00	663.55
M-06-39	-1153.00	-653.00	342.00	718.41
M-06-40	-1351.00	-734.00	345.00	671.78
M-06-41	-1240.00	-720.00	345.00	716.79
M-06-42	-1153.00	-653.00	342.00	767.49
M-06-43	-1351.00	-734.00	345.00	749.20
M-06-44	-1240.00	-720.00	345.00	785.47
HISTORIC DRILL HOLES				
1969 DRILL HOLES				
M-69-1	-274.32	-21.34	339.24	70.71
M-69-10	-488.40	-243.07	332.79	305.71
M-69-11	-121.65	-98.05	336.53	152.70
M-69-12	31.77	-89.79	335.98	129.24
M-69-13	-638.99	-197.80	332.92	216.71
M-69-14	31.82	-91.00	336.33	138.38
M-69-16	-639.00	-197.69	333.19	262.37

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
M-69-18        -777.36      -180.15      333.20    231.04
M-69-19         185.37       -91.81      340.16    135.33
M-69-2         -274.80       -21.57      339.16     81.69
M-69-21        -898.07      -125.15      332.84    201.17
M-69-23       -1066.80       -94.11      330.75    173.74
M-69-25       -1220.80      -132.93      333.70    148.44
M-69-27       -1387.17      -154.55      338.65    185.01
M-69-3         -303.73       -74.14      336.21     99.06
M-69-32       -1076.39      -231.70      332.97    321.26
M-69-35       -1310.50       -62.75      335.95     30.78
M-69-36       -1310.60       -64.34      336.05     43.28
M-69-37       -1310.15       -53.24      336.77     16.76
M-69-39       -1310.14       -53.90      336.87     15.24
M-69-4         -303.71       -75.33      336.24    144.17
M-69-40       -1310.16       -52.96      336.88     35.05
M-69-41       -1310.18       -53.19      336.88     14.33
M-69-42       -1311.73       -90.06      335.28     45.72
M-69-43       -1311.80       -90.60      335.23     57.91
M-69-46       -1335.13       -60.13      337.41     25.60
M-69-47       -1335.19       -61.11      337.44     36.88
M-69-48       -1274.05       -65.17      334.95     33.53
M-69-49       -1274.08       -66.00      335.17     65.84
M-69-5         -334.72       -77.88      336.48     89.61
M-69-50        -272.87      -128.49      335.52    185.93
M-69-51        -273.39      -129.35      335.44    214.58
M-69-52       -1246.87       -65.78      334.93     44.20
M-69-53       -1246.97       -66.81      334.80     64.62
M-69-54       -1221.14       -66.87      335.11     48.77
M-69-55       -1221.13       -67.85      335.00     67.97
M-69-56       -1221.30       -96.46      334.22     79.86
M-69-57       -1221.31       -96.77      334.18    104.49
M-69-58        -389.92      -133.28      335.21    167.03
M-69-59        -390.10      -134.09      335.07    193.55
M-69-6         -334.76       -79.06      336.21    138.38
M-69-60       -1249.92      -120.57      332.90    112.78
M-69-61       -1249.87      -121.00      332.82    120.40
M-69-62       -1275.86      -121.51      333.18    113.39
M-69-63       -1275.93      -121.92      333.16    122.53
M-69-64        -484.22      -141.36      332.93    217.02
M-69-65        -394.15       -36.37      341.82     78.94
M-69-66       -1308.94      -143.61      334.62    116.74
M-69-67        -304.39      -235.70      333.73    309.37
M-69-68       -1377.97       -68.97      340.25     91.14
M-69-69       -1071.21       -38.95      334.90     88.39
M-69-7         -488.83       -59.37      340.94     86.87
M-69-70       -1143.13       -61.23      335.89     73.15
M-69-71       -1143.13       -62.33      335.89     90.83
M-69-72       -1143.13      -147.67      335.79    176.48
M-69-73        -564.66      -102.50      336.71    162.15
M-69-74        -564.67      -103.52      336.47    161.24
M-69-75        -984.13       -64.37      333.38    109.42
M-69-76        -984.16       -65.16      333.36    121.62
M-69-77        -702.31      -125.32      333.28    179.83
M-69-78        -842.61       -63.86      335.26    154.84
M-69-79        -702.37      -126.28      333.66    203.91
M-69-8         -488.60       -60.28      340.75    124.36
M-69-9         -121.61       -97.05      336.69    136.86
1970 DRILL HOLES
M-70-80        -837.43      -124.02      335.09    194.77
M-70-81        -777.35       -29.47      334.83    100.58
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
M-70-82        -704.57      -258.28      331.10    332.54
M-70-83        -898.11       -31.43      336.87     89.31
M-70-84        -669.40       -81.40      334.32    115.52
M-70-85        -896.11      -231.04      333.01    335.58
M-70-90        -897.77       -75.91      331.52    122.83
M-70-91        -709.90       -53.21      333.23     77.42
M-70-92        -639.13       -83.76      335.82     96.32
```
1975 DRILL HOLES
```
M-75-94        -705.61       -88.39      332.85    129.54
M-75-95        -702.56      -207.26      332.79    226.47
M-75-96        -702.56      -207.26      332.79    255.12
M-75-97        -705.61      -146.30      334.01    157.58
M-75-98        -703.48      -144.17      334.07    168.10
```
1976 DRILL HOLES
```
M-76-100      -1012.85      -223.11      334.13    273.71
M-76-103       -740.97      -238.96      334.55    261.82
M-76-104      -1012.85      -222.50      334.13    269.14
M-76-105       -564.49      -223.72      334.80    170.08
M-76-106       -564.49      -224.03      334.80    245.06
M-76-107       -740.97      -238.66      334.55    253.90
M-76-108      -1013.46      -145.69      334.25    228.60
M-76-109       -640.38      -231.65      334.68    264.57
M-76-110       -740.97      -238.66      334.55    233.17
M-76-111      -1013.46      -145.39      334.25    229.30
M-76-112       -640.38      -231.04      334.68    235.18
M-76-113      -1013.46      -145.08      334.25    207.26
M-76-114       -778.15      -210.31      334.77    274.32
M-76-115       -778.15      -210.01      334.77    236.22
M-76-116      -1044.85      -138.99      334.68    167.03
M-76-117       -484.63      -199.03      334.92     68.88
M-76-118       -487.38      -199.34      334.92     56.69
M-76-119      -1044.85      -138.68      334.68    152.40
M-76-120       -487.07      -171.60      335.01     63.40
M-76-121       -807.42      -212.14      334.55    273.83
M-76-122       -487.07      -171.60      335.01    190.50
M-76-123      -1044.85      -207.26      335.44    252.37
M-76-124       -807.42      -211.84      334.55    251.80
M-76-127      -1044.85      -207.26      335.44    212.45
M-76-128       -838.50      -210.92      334.55    278.89
M-76-129       -389.92      -180.15      334.92    198.12
M-76-130       -985.11      -176.48      334.68    222.81
M-76-131       -838.50      -210.62      334.55    240.27
M-76-132       -985.11      -175.87      334.68    199.16
M-76-133       -437.08      -173.43      334.92    253.59
M-76-134       -837.90      -132.89      334.55    191.72
M-76-135       -940.31      -210.31      334.62    248.41
M-76-136       -896.11      -180.75      334.52    259.08
M-76-137       -940.31      -210.31      334.62    173.43
M-76-138       -837.90      -132.89      334.55    152.10
M-76-139       -896.42      -180.44      334.52    213.36
M-76-140       -739.75      -140.82      332.92    181.36
M-76-141       -938.48      -107.29      332.57    207.26
M-76-142      -1074.12      -190.80      332.21    243.84
M-76-143       -938.48      -106.98      332.57    195.07
M-76-144       -738.84       -94.49      332.42    143.26
M-76-145      -1074.12      -190.50      332.21    213.36
M-76-146       -929.03      -159.11      333.00    216.71
M-76-147       -773.89      -136.25      332.74    204.22
M-76-148      -1110.69      -237.74      333.55    311.20
M-76-149      -1075.94       -62.48      335.07    152.40
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19^{h}, 2007.

```
M-76-150      -804.98      -146.91      333.27    224.94
M-76-151     -1109.47      -104.24      333.64    179.22
M-76-152     -1110.69      -237.44      333.55    270.36
M-76-153     -1109.47      -104.55      333.64    141.12
M-76-154      -804.98      -146.61      333.57    182.88
M-76-155     -1110.69      -237.13      333.27    212.14
M-76-156     -1179.88      -114.91      333.97    106.07
M-76-157      -770.23       -73.46      333.05     94.18
M-76-159     -1180.19       -36.88      338.76     63.40
M-76-160      -806.20       -85.65      334.80    109.12
M-76-161     -1142.39      -203.61      332.76    196.29
M-76-162      -806.20       -86.26      334.80    124.36
M-76-163     -1178.05      -193.24      332.60    172.52
M-76-164     -1142.39      -203.91      332.76    219.46
M-76-165     -1178.05      -193.55      332.60    219.46
M-76-166      -638.86      -106.07      336.79    121.62
M-76-167     -1145.13      -113.69      333.30    114.00
M-76-168      -565.40      -148.13      333.06     78.64
M-76-169     -1107.64       -37.49      336.20     55.17
M-76-170      -436.47      -100.58      336.41    138.38
M-76-171     -1046.07       -28.35      334.92     81.53
M-76-172     -1220.72      -212.14      333.15    235.61
M-76-173     -1046.07       -27.74      334.92     54.25
M-76-174      -436.47      -101.19      336.75    187.76
M-76-175     -1014.07       -29.87      334.34     75.59
M-76-176     -1014.07       -29.26      334.34     63.09
M-76-177     -1220.72      -211.53      333.15    176.17
M-76-178      -337.11      -183.18      334.01    204.52
M-76-179      -940.61       -39.62      334.26    121.01
M-76-180      -940.61       -39.01      334.19     81.08
M-76-181      -337.11      -183.49      334.07    237.13
M-76-182      -210.62       -48.16      338.36     91.14
M-76-183      -210.62       -48.77      338.36     95.71
M-76-99       -704.09      -169.77      334.55    226.47
1979 DRILL HOLES
M-79-200      -210.31        -9.14      337.90     60.96
M-79-201      -242.32       -16.76      339.30     31.09
M-79-202      -390.14       -12.19      339.94     27.43
M-79-203      -390.14         6.10      340.95     27.43
M-79-204      -434.95         6.10      339.85     20.12
M-79-205      -487.68       -24.08      339.85     42.67
M-79-206      -525.78       -21.34      339.85     42.67
M-79-207      -525.78       -53.34      339.44     74.68
M-79-208      -525.78       -97.54      336.74     30.48
M-79-209      -563.88         0.00      339.85     30.48
M-79-211      -601.98       -27.43      339.24     70.10
M-79-213      -637.64         7.62      340.34     21.34
M-79-214      -640.08       -21.34      339.09     26.52
M-79-215      -670.56         0.00      340.58     30.48
M-79-216      -670.56       -18.29      340.80     30.48
M-79-217      -708.66         4.57      339.09     35.05
M-79-218      -708.66       -15.24      337.96     39.62
M-79-219      -740.66        21.34      339.30     25.91
M-79-220      -740.66       -15.24      336.80     38.10
M-79-222      -777.24        -7.62      337.17     24.69
M-79-223      -807.72        22.86      338.20     23.16
M-79-224      -807.72        -9.14      336.26     28.96
M-79-225      -838.20        30.48      339.09     23.47
M-79-226      -838.20         6.10      337.54     27.43
M-79-227      -867.16        30.48      340.49     27.43
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
M-79-228        -867.16        6.10      337.63     34.14
M-79-229        -896.11       32.00      340.95     20.42
M-79-230        -896.11        7.62      337.66     24.38
M-79-231        -940.31        0.00      336.04     45.72
M-79-232        -984.50      -18.29      335.40     51.82
M-79-233       -1013.46        6.10      335.83     44.20
M-79-234       -1045.46        6.10      336.17     24.38
M-79-235       -1074.42       -1.52      336.59     25.91
M-79-236       -1109.47       -9.14      337.51     33.53
M-79-237       -1143.00      -10.67      338.18     26.21
M-79-238       -1179.58      -12.19      338.24     29.26
M-79-239       -1221.64      -32.00      337.41     29.26
M-79-240       -1247.24      -45.72      337.23     36.58
M-79-241       -1274.06      -45.72      337.54     30.78
M-79-242       -1380.74      -45.72      341.44     27.43
M-79-243       -1411.22      -50.29      343.11     32.31
M-79-244        -601.98     -195.07      332.35    118.57
M-79-245        -670.56     -129.54      336.53    135.03
M-79-246        -740.66      -51.82      332.99     99.06
M-79-247        -777.24     -117.35      332.51    132.74
M-79-248        -805.89     -188.98      332.90    213.36
M-79-249        -838.50      -91.44      333.73    124.36
M-79-250        -867.16      -27.43      334.76     41.76
M-79-250A       -867.16      -28.04      334.98     84.73
M-79-251        -867.16      -56.39      333.54     99.97
M-79-252        -867.16     -120.09      332.81    149.35
M-79-253        -867.16     -120.40      332.81    171.30
M-79-254        -867.16     -120.70      332.81    208.79
M-79-255        -896.11      -41.15      333.88    100.58
M-79-256        -896.11      -73.15      333.09    143.87
M-79-257       -1045.46      -73.15      333.36     99.97
M-79-258       -1179.58      -85.34      335.01     82.30
M-79-259        -640.08     -132.59      337.08     67.36
M-79-260        -601.98      -82.30      336.90    105.77
M-79-261        -601.98     -150.88      333.82    164.59
M-79-263        -983.28       15.24      336.41     27.43
M-79-264        -940.31       18.29      337.08     30.48
M-79-265        -662.94     -184.40      332.66    182.88
1975 UNDER GROUND DRILL HOLES
MU-75-1         -624.84        2.13      305.71     41.46
MU-75-10        -381.00        8.23      317.91      9.15
MU-75-11        -396.24       10.97      315.77      9.15
MU-75-12        -396.24        7.62      315.77     33.54
MU-75-14        -411.48       10.06      313.33      9.76
MU-75-16        -426.72        9.30      311.81     36.59
MU-75-17        -441.96        7.77      309.37     10.28
MU-75-18        -460.55       10.36      306.32     42.68
MU-75-19        -480.06       10.67      304.19     22.87
MU-75-2         -624.84        5.33      305.71     26.28
MU-75-20        -511.30       22.86      303.43     57.92
MU-75-21        -518.16       14.63      303.73     50.73
MU-75-22        -527.61       10.52      304.19     56.40
MU-75-24        -651.51        6.71      306.17     39.94
MU-75-25        -677.27        2.13      306.63     33.54
MU-75-26        -677.27        5.94      306.63      6.11
MU-75-27        -703.17       -2.13      306.78     20.43
MU-75-28        -731.52      -16.15      306.93     13.12
MU-75-29        -731.52      -12.50      306.93     33.08
MU-75-3         -594.36        5.49      304.80     46.34
MU-75-30        -762.00      -17.98      307.24     21.35
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
MU-75-31        -762.00     -14.63      307.24      39.94
MU-75-32        -793.55     -10.06      307.54      25.31
MU-75-33        -793.55      -6.40      307.54      32.93
MU-75-34        -822.96      -3.35      308.00      34.45
MU-75-35        -822.96       0.30      308.00      52.47
MU-75-36        -853.44      -4.11      308.31      46.64
MU-75-37        -853.44      -0.30      308.31      33.54
MU-75-39        -878.89      -4.57      308.46      42.68
MU-75-4         -338.02     -37.95      328.88      55.18
MU-75-40        -880.26      -4.72      308.46      52.74
MU-75-41        -881.18      -4.88      308.46      61.27
MU-75-42        -868.98      -6.40      308.31      36.28
MU-75-43        -868.98      -6.40      308.31       9.46
MU-75-44        -838.20      -2.13      308.15      22.87
MU-75-45        -838.20      -1.52      308.15      29.09
MU-75-46        -807.72      -6.10      307.85      24.27
MU-75-47        -807.72      -2.74      307.85      30.49
MU-75-48        -777.24     -14.94      307.54      22.87
MU-75-49        -777.24     -14.33      307.54      39.69
MU-75-5         -341.22     -18.90      325.22      45.73
MU-75-50        -746.76     -18.90      307.24      15.25
MU-75-51        -746.76     -15.54      307.24      39.94
MU-75-52        -716.28     -11.89      306.93      18.30
MU-75-53        -777.24      -8.08      306.93      27.44
MU-75-54        -616.31       1.52      305.41      39.63
MU-75-55        -579.12      12.50      304.50      54.26
MU-75-6         -350.52       0.91      321.72      30.49
MU-75-7         -365.76       8.53      319.58      12.20
MU-75-8         -365.76       4.57      319.43      28.36
MU-75-9         -381.00      11.89      317.91      12.20
UNDER GROUND SAMPLES
X-100_1         -508.54      18.14      303.43       3.05
X-100_2         -508.21      19.19      303.43       3.84
X-101_1         -510.34      18.05      303.43       3.05
X-101_2         -510.08      19.15      303.43       3.66
X-102_1         -512.19      17.90      303.43       3.05
X-102_2         -511.33      19.05      303.43       5.06
X-103_1         -514.23      17.41      303.43       3.05
X-103_2         -513.29      20.00      303.43       5.24
X-104_1         -516.53      18.86      303.43       3.05
X-104_2         -518.09      23.25      303.43       6.71
X-105_1         -518.06      16.41      303.43       3.05
X-106_1         -518.20      19.78      303.43       3.05
X-106_2         -519.55      24.71      303.43       8.05
X-107_1         -519.83      15.40      303.43       3.05
X-107_2         -519.99      16.74      303.43       3.66
X-108_1         -519.98      20.01      303.43       3.05
X-108_2         -519.52      20.96      303.43       3.66
X-109_2         -522.57      20.74      303.43       3.05
X-10_1          -341.97     -28.44      324.63       3.05
X-110_1         -521.87      14.77      303.43       3.05
X-110_2         -521.78      15.86      303.43       3.96
X-111_2         -523.71      21.90      303.43       4.66
X-112_1         -523.73      13.76      303.43       3.05
X-112_2         -523.64      15.19      303.43       4.11
X-113_1         -525.76      13.05      303.43       3.05
X-113_2         -525.77      14.37      303.43       3.96
X-114_1         -526.83      20.93      303.43       3.05
X-114_2         -525.74      21.86      303.43       5.15
X-115_1         -528.00      12.01      303.43       3.05
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
X-115_2         -527.90          13.21       303.43        3.96
X-116_1         -529.37          21.28       303.43        3.05
X-116_2         -528.81          22.23       303.43        3.96
X-117_1         -529.46          11.16       303.43        3.96
X-118_1         -531.73          21.53       303.43        3.05
X-118_2         -531.56          22.33       303.43        3.23
X-119_1         -533.79          21.92       303.43        3.05
X-119_2         -533.52          22.73       303.43        3.51
X-11_1          -342.08         -26.26       325.22        3.05
X-120_1         -536.57          21.85       303.43        3.05
X-120_2         -536.12          22.77       303.43        3.84
X-121_1         -538.47          21.92       303.43        3.05
X-121_2         -538.26          22.78       303.43        3.41
X-122_1         -540.83          21.85       303.43        3.05
X-122_2         -540.51          22.77       303.43        3.51
X-123_1         -542.73          22.00       303.43        3.05
X-123_2         -542.55          22.79       303.43        3.51
X-124_1         -545.06          21.77       303.43        3.05
X-124_2         -544.62          22.57       303.43        3.96
X-125_1         -547.57          21.73       303.43        3.05
X-125_2         -547.26          22.55       303.43        3.69
X-126_1         -550.33          23.72       304.30        3.05
X-126_2         -550.11          22.49       304.30        3.20
X-127_1         -552.20          22.15       304.35        3.05
X-127_2         -552.37          23.34       304.35        3.20
X-128_1         -554.18          21.88       304.41        3.05
X-128_2         -554.26          23.18       304.39        3.54
X-129_1         -556.20          21.42       304.46        3.05
X-129_2         -556.18          22.99       304.43        3.54
X-12_1          -342.27         -24.02       325.81        3.05
X-130_1         -558.22          21.09       304.50        3.05
X-130_2         -558.28          22.31       304.48        3.41
X-131_1         -560.60          20.15       304.50        3.05
X-131_2         -560.66          21.55       304.50        3.51
X-132_1         -563.05          19.86       304.50        3.05
X-132_2         -563.26          21.12       304.50        3.20
X-133_1         -564.90          19.02       304.50        3.05
X-133_2         -565.17          20.38       304.50        3.20
X-134_1         -567.23          19.87       304.50        3.05
X-134_2         -566.88          18.65       304.50        3.05
X-135_1         -568.92          17.75       304.50        3.05
X-135_2         -569.19          19.35       304.50        3.51
X-136_1         -571.57          18.96       304.50        3.05
X-136_2         -571.05          17.74       304.50        3.05
X-137_1         -572.93          16.87       304.50        3.05
X-137_2         -572.92          18.38       304.50        3.90
X-138_1         -574.81          16.14       304.50        3.05
X-138_2         -575.23          17.56       304.50        3.63
X-139_1         -577.71          16.68       304.50        3.05
X-139_2         -576.75          15.43       304.50        3.05
X-13_1          -342.78         -21.95       325.22        3.05
X-140_1         -578.56          14.33       304.50        3.05
X-140_2         -579.31          15.67       304.50        3.20
X-141_1         -580.77          13.32       304.50        3.05
X-141_2         -581.28          14.93       304.50        3.51
X-142_1         -582.52          12.76       304.56        3.05
X-142_2         -582.92          13.92       304.53        3.66
X-143_1         -584.36          11.75       304.61        3.05
X-143_2         -584.75          12.90       304.58        3.75
X-144_1         -586.40          10.61       304.64        3.05
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
X-144_2        -586.97       12.03      304.64       3.23
X-145_1        -588.35        9.98      304.72       3.05
X-145_2        -588.76       11.08      304.69       3.35
X-146_1        -590.42        8.74      304.77       3.05
X-146_2        -590.76       10.13      304.75       3.66
X-147_1        -592.60        8.07      304.80       3.05
X-147_2        -593.07        9.30      304.80       3.66
X-148_1        -594.48        7.10      304.80       3.05
X-148_2        -594.92        8.60      304.80       3.66
X-149_1        -597.25        7.85      304.82       3.05
X-149_2        -596.63        6.77      304.84       3.05
X-14_1         -342.92      -19.85      325.22       3.05
X-150_1        -598.88        5.70      304.89       3.05
X-150_2        -599.10        6.96      304.87       3.47
X-151_1        -600.98        4.70      304.93       3.05
X-151_2        -601.11        5.71      304.91       3.63
X-152_1        -603.20        3.66      304.97       3.05
X-152_2        -603.05        5.04      304.95       3.63
X-153_1        -605.28        3.19      305.02       3.05
X-153_2        -605.21        4.47      305.00       3.41
X-154_1        -607.57        2.96      305.06       3.05
X-154_2        -607.50        4.28      305.04       3.20
X-155_1        -609.48        2.84      305.11       3.05
X-155_2        -609.41        4.12      305.08       3.35
X-156_1        -611.40        2.91      305.15       3.05
X-156_2        -611.32        4.05      305.13       3.11
X-157_1        -613.40        3.96      305.17       3.05
X-157_2        -613.39        2.65      305.19       3.05
X-158_1        -615.34        2.62      305.41       3.05
X-158_2        -615.15        3.76      305.21       3.38
X-159_1        -617.60        2.83      305.49       3.05
X-159_2        -617.48        4.01      305.45       3.38
X-15_1         -343.14      -17.69      324.83       3.05
X-160_1        -620.85        3.31      305.56       1.28
X-160_2        -620.45        4.18      305.52       2.23
X-160_3        -619.92        2.33      305.60       3.05
X-161_1        -623.55        4.50      305.63       0.70
X-161_2        -622.68        3.54      305.67       2.44
X-161_3        -622.64        2.27      305.71       3.05
X-162_1        -624.89        4.56      305.71       2.35
X-162_2        -624.93        2.79      305.73       3.05
X-163_1        -627.17        3.53      305.76       3.05
X-163_2        -626.52        5.35      305.74       3.44
X-164_1        -629.68        5.01      305.80       1.58
X-164_2        -629.39        5.87      305.78       1.86
X-164_3        -629.36        3.95      305.81       3.05
X-165_1        -632.04        5.69      305.85       0.91
X-165_2        -631.00        6.71      305.83       2.65
X-165_3        -631.28        4.25      305.86       3.05
X-166_1        -632.98        5.27      305.90       3.05
X-166_2        -632.14        7.01      305.88       3.90
X-167_1        -636.14        6.53      305.93       0.61
X-167_2        -635.16        4.97      305.95       3.05
X-167_3        -634.60        7.41      305.91       3.35
X-168_1        -637.91        7.52      305.97       2.10
X-168_2        -637.91        6.53      305.98       2.29
X-168_3        -637.80        5.49      306.00       3.05
X-16_1         -343.31      -15.54      324.44       3.05
X-170_1        -640.35        7.01      306.03       1.52
X-170_2        -640.00        7.66      306.02       2.10
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
X-170_3          -639.69          6.00        306.05       3.05
X-171_1          -642.28          6.34        306.08       3.05
X-171_2          -641.92          7.99        306.07       3.14
X-172_1          -644.00          6.55        306.12       3.05
X-172_2          -643.71          8.26        306.10       3.14
X-172_3          -645.72          7.48        306.14       3.63
X-173_1          -648.53          7.44        306.17       3.05
X-173_2          -648.36          9.07        306.15       3.35
X-174_1          -650.61          7.48        306.17       3.05
X-174_2          -650.29          9.17        306.17       3.75
X-175_1          -652.75          8.43        306.21       3.05
X-175_2          -652.69          9.70        306.19       3.20
X-176_1          -655.13          8.10        306.26       3.05
X-176_2          -655.00          9.78        306.24       3.08
X-177_1          -657.66          7.84        306.30       3.05
X-177_2          -657.42          9.99        306.28       3.44
X-178_1          -659.42          8.28        306.35       3.05
X-178_2          -659.26         10.37        306.32       3.35
X-179_1          -661.95          8.15        306.39       3.05
X-179_2          -661.73         10.07        306.37       3.60
X-17_1           -343.32        -13.18        324.05       3.05
X-180_1          -664.33          7.85        306.43       3.05
X-180_2          -664.29          9.61        306.41       3.57
X-181_1          -667.85          8.33        306.48       0.58
X-181_2          -667.22          9.54        306.45       2.50
X-181_3          -666.27          7.67        306.50       3.05
X-182_1          -669.48          7.65        306.54       1.46
X-182_2          -669.62          8.67        306.52       2.32
X-182_3          -668.28          6.64        306.56       3.05
X-183_1          -670.66          5.83        306.61       3.05
X-183_2          -671.31          7.90        306.59       3.51
X-184_1          -673.22          5.78        306.63       3.05
X-184_2          -673.43          6.84        306.63       3.54
X-185_1          -677.69          5.37        306.63       0.43
X-185_2          -677.50          4.70        306.63       0.43
X-185_3          -675.95          4.40        306.63       2.87
X-185_4          -675.45          3.52        306.63       3.05
X-186_1          -679.62          4.21        306.64       0.30
X-186_2          -677.95          3.70        306.64       3.26
X-187_1          -679.14          2.15        306.65       3.05
X-187_2          -679.78          3.74        306.65       3.23
X-188_1          -680.89          1.42        306.66       3.05
X-188_2          -681.41          3.21        306.67       3.26
X-189_1          -683.70          2.67        306.68       2.26
X-189_2          -682.91          1.66        306.68       3.05
X-189_3          -682.53          0.58        306.67       3.05
X-18_1           -344.14        -11.24        323.66       3.05
X-190_1          -686.84          1.83        306.69       1.22
X-190_2          -685.57          0.77        306.70       2.74
X-190_3          -684.84         -0.46        306.70       3.05
X-191_1          -686.92         -1.29        306.71       3.05
X-191_2          -689.94          0.44        306.72       3.26
X-191_3          -687.75          1.19        306.71       3.35
X-192_1          -689.11         -1.59        306.73       3.05
X-193_1          -693.73         -0.87        306.74       0.12
X-193_2          -693.07         -1.88        306.74       0.49
X-193_3          -692.33         -1.08        306.75       2.44
X-193_4          -691.32         -2.39        306.73       3.05
X-194_1          -695.28         -1.30        306.76       1.68
X-194_2          -694.42         -2.22        306.76       2.04
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
X-194_3        -693.60        -3.06        306.77        3.05
X-195_1        -695.42        -3.52        306.78        3.05
X-195_2        -696.03        -1.25        306.77        3.51
X-196_1        -697.75        -2.67        306.79        3.05
X-197_1        -699.85        -3.89        306.67        3.05
X-198_1        -703.43        -3.16        306.78        0.91
X-198_2        -700.98        -5.73        306.79        3.05
X-198_3        -703.23        -2.10        306.67        5.49
X-199_1        -703.78        -5.22        306.79        3.05
X-199_2        -704.00        -3.82        306.79        3.60
X-19_1         -344.81        -8.90        323.28        3.05
X-200_1        -701.03        -7.86        308.09        2.44
X-200_2        -704.47        -7.95        306.79        3.05
X-200_3        -701.77        -7.80        306.80        3.51
X-201_1        -706.03        -6.15        306.91        3.05
X-201_2        -706.49        -4.35        306.90        3.75
X-202_1        -704.08        -9.98        306.80        3.05
X-202_2        -701.75        -9.63        306.81        3.75
X-203_1        -704.62       -13.04        306.82        1.83
X-203_2        -701.21       -13.12        307.36        2.44
X-203_3        -704.16       -11.90        306.81        3.05
X-203_4        -702.44       -11.85        306.82        3.29
X-204_1        -708.17        -7.29        306.92        3.05
X-204_2        -708.49        -5.37        306.91        3.63
X-205_1        -704.07       -14.15        306.82        3.05
X-205_2        -701.91       -13.81        306.82        3.35
X-206_1        -710.16        -7.28        306.92        3.05
X-207_1        -703.57       -16.58        306.83        3.05
X-207_2        -701.68       -16.44        306.83        3.35
X-208_1        -711.84        -7.87        306.93        3.75
X-209_1        -703.82       -18.43        306.84        3.05
X-209_2        -701.83       -18.02        306.84        3.75
X-20_1         -345.82        -7.29        322.89        3.05
X-210_1        -713.78        -8.55        306.93        3.05
X-211_1        -703.70       -19.95        306.85        3.05
X-211_2        -701.88       -19.94        306.86        3.14
X-212_1        -715.51       -10.57        306.93        3.05
X-212_2        -715.96        -8.66        306.93        3.35
X-213_1        -703.61       -22.38        306.86        3.05
X-213_2        -701.82       -22.31        306.86        3.05
X-214_1        -717.86       -11.30        306.93        3.05
X-214_2        -718.34        -9.24        306.93        3.66
X-215_1        -703.52       -24.36        306.87        3.05
X-215_2        -701.93       -24.14        306.87        3.51
X-216_1        -722.40       -10.18        306.93        0.30
X-216_2        -720.49       -10.99        306.93        3.05
X-216_3        -720.04       -12.00        306.93        3.05
X-217_1        -703.67       -25.71        306.88        3.05
X-217_2        -701.72       -25.52        306.88        3.51
X-218_1        -724.10       -10.74        306.93        0.76
X-218_2        -722.76       -11.38        306.93        2.74
X-218_3        -721.90       -12.13        306.93        3.05
X-219_1        -704.76       -28.25        306.89        3.05
X-219_2        -702.88       -28.05        306.89        3.54
X-21_1         -347.44        -5.30        322.50        3.05
X-220_1        -724.35       -12.36        306.93        3.05
X-220_2        -724.79       -10.77        306.93        3.66
X-221_1        -726.57       -13.23        306.90        3.05
X-221_2        -703.39       -30.04        306.90        3.05
X-221_3        -727.21       -11.63        306.90        3.35
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
X-221_4          -701.97          -28.81          306.90          4.63
X-223_1          -728.83          -12.82          306.93          3.05
X-223_2          -728.89          -11.99          306.93          3.63
X-224_1          -730.39          -14.63          306.93          3.05
X-224_2          -730.96          -12.82          306.96          3.23
X-225_1          -732.77          -15.84          306.98          3.05
X-225_2          -733.08          -13.97          306.98          3.35
X-226_1          -734.85          -16.68          307.03          3.05
X-226_2          -734.78          -14.72          307.06          3.66
X-227_1          -737.21          -17.83          307.08          3.05
X-227_2          -737.18          -16.25          307.11          3.54
X-228_1          -738.89          -18.20          307.14          3.05
X-228_2          -738.80          -16.41          307.14          3.54
X-229_1          -740.94          -18.36          307.19          3.05
X-229_2          -741.09          -16.77          307.21          3.66
X-22_1           -348.75           -3.74          322.11          3.05
X-231_1          -745.43          -17.13          307.24          3.05
X-231_2          -743.07          -17.71          307.24          3.05
X-232_1          -747.58          -17.73          307.24          3.05
X-232_2          -747.16          -16.11          307.24          3.66
X-233_1          -749.54          -17.69          307.24          3.05
X-233_2          -749.25          -16.07          307.24          3.66
X-234_1          -752.00          -17.48          307.24          3.05
X-234_2          -751.51          -15.83          307.24          3.78
X-235_1          -754.05          -17.51          307.24          3.05
X-235_2          -753.58          -15.76          307.24          3.96
X-236_1          -756.11          -17.10          307.24          3.05
X-236_2          -755.77          -15.65          307.24          3.75
X-237_1          -758.90          -16.68          307.24          3.05
X-238_1          -761.15          -16.80          307.24          3.05
X-238_2          -760.81          -15.68          307.24          3.51
X-239_1          -763.11          -16.49          307.29          3.05
X-239_2          -762.64          -15.19          307.26          3.35
X-23_1           -350.23           -2.34          321.72          3.05
X-240_1          -765.37          -16.18          307.34          3.05
X-240_2          -765.07          -15.02          307.32          3.41
X-241_1          -767.50          -15.61          307.39          3.05
X-241_2          -767.01          -14.44          307.37          3.66
X-242_1          -769.83          -15.06          307.44          3.05
X-242_2          -769.32          -13.94          307.42          3.78
X-243_1          -771.82          -14.58          307.49          3.05
X-243_2          -771.48          -13.50          307.46          3.51
X-244_1          -773.74          -14.34          307.51          3.05
X-244_2          -773.20          -13.25          307.51          3.51
X-245_1          -775.81          -12.72          307.54          3.05
X-246_1          -778.47          -13.35          307.57          3.05
X-246_2          -777.60          -11.73          307.56          3.84
X-247_1          -780.63          -12.77          307.60          3.05
X-247_2          -780.04          -11.05          307.58          3.54
X-248_1          -782.56          -12.02          307.63          3.05
X-248_2          -782.09          -10.72          307.61          3.41
X-249_1          -784.79          -10.94          307.64          3.05
X-249_2          -784.10           -9.96          307.64          3.81
X-24_1           -351.77           -1.10          321.72          3.05
X-250_1          -786.85          -10.66          307.67          3.05
X-250_2          -786.18           -9.46          307.67          3.63
X-251_1          -789.28          -10.05          307.70          3.05
X-251_2          -788.78           -8.62          307.70          3.20
X-252_1          -791.18           -8.86          307.73          3.05
X-253_1          -792.95           -7.57          307.54          3.05
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
X-254_1          -795.59          -7.88          309.27          3.05
X-254_2          -794.98          -6.84          309.27          3.66
X-255_1          -797.96          -7.39          307.76          3.05
X-255_2          -797.48          -6.06          307.75          3.66
X-256_1          -799.55          -7.08          307.79          3.05
X-256_2          -798.87          -5.58          307.78          3.66
X-257_1          -801.68          -6.61          307.82          3.05
X-257_2          -800.91          -5.06          307.81          3.84
X-258_1          -804.14          -6.23          307.85          3.05
X-258_2          -803.56          -4.49          307.83          3.66
X-259_1          -806.51          -4.57          307.85          3.05
X-25_1           -352.59           1.11          321.02          3.05
X-260_1          -808.43          -5.07          307.88          3.05
X-260_2          -807.92          -3.51          307.86          3.44
X-261_1          -810.76          -4.37          307.90          3.05
X-261_2          -810.03          -2.73          307.89          3.66
X-262_1          -812.85          -4.00          307.93          3.05
X-262_2          -812.20          -2.36          307.91          3.72
X-263_1          -814.93          -3.79          307.94          3.05
X-263_2          -814.59          -2.11          307.95          3.66
X-264_1          -816.96          -3.41          307.98          3.05
X-264_2          -816.36          -1.57          307.96          3.63
X-265_1          -819.36          -2.80          307.99          3.05
X-265_2          -818.99          -1.17          308.00          3.35
X-266_1          -821.96          -2.49          308.00          3.05
X-267_1          -823.78          -2.45          308.01          3.05
X-267_2          -823.21          -0.66          308.02          3.96
X-268_1          -825.74          -1.80          308.05          3.05
X-268_2          -825.22          -0.19          308.04          3.66
X-269_1          -828.43          -1.79          308.06          3.05
X-269_2          -827.87          -0.52          308.07          3.66
X-26_1           -354.66           2.03          320.31          3.05
X-270_1          -830.83          -1.21          308.10          3.05
X-270_2          -830.44           0.16          308.09          3.66
X-271_1          -833.44          -1.13          308.13          3.05
X-271_2          -833.08           0.56          308.11          3.47
X-272_1          -835.23          -0.85          308.15          3.05
X-272_2          -834.83           0.70          308.14          3.60
X-273_1          -837.55          -0.64          308.15          3.05
X-273_2          -837.39           0.60          308.15          3.47
X-274_1          -839.84          -1.04          308.18          3.05
X-274_2          -839.72           0.68          308.17          3.54
X-275_1          -842.01          -1.07          308.21          3.05
X-275_2          -841.79           0.68          308.19          3.47
X-276_1          -844.10          -1.07          308.24          3.05
X-276_2          -844.13           0.37          308.22          3.63
X-277_1          -846.53          -1.23          308.27          3.05
X-277_2          -846.58           0.21          308.25          3.66
X-278_1          -848.69          -0.85          308.28          3.05
X-279_1          -850.60          -1.76          308.30          3.05
X-27_1           -356.59           2.76          319.61          3.05
X-280_1          -853.01          -3.03          308.31          3.05
X-280_2          -853.02          -1.37          308.31          3.47
X-281_1          -855.36          -3.42          308.33          3.05
X-281_2          -855.31          -1.60          308.32          3.54
X-282_1          -857.21          -3.18          308.35          3.05
X-282_2          -857.33          -2.08          308.36          3.66
X-283_1          -859.64          -3.34          308.38          3.05
X-283_2          -859.67          -2.04          308.37          3.35
X-284_1          -861.82          -3.91          308.40          3.05
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
X-284_2        -861.96        -2.69        308.41        3.47
X-285_1        -863.85        -2.93        308.42        3.05
X-285_2        -863.74        -4.41        308.44        3.05
X-286_1        -866.70        -2.76        308.46        0.82
X-286_2        -865.19        -4.61        308.45        3.05
X-286_3        -865.44        -3.28        308.46        3.20
X-287_1        -868.31        -4.97        308.31        3.05
X-287_2        -868.41        -3.83        308.31        3.35
X-288_1        -870.43        -5.50        308.46        3.05
X-288_2        -870.53        -4.09        308.46        3.35
X-289_1        -872.51        -5.73        308.46        3.05
X-289_2        -872.55        -4.38        308.46        3.47
X-28_1         -358.45         3.66        318.91        3.05
X-290_1        -874.54        -5.46        308.46        3.05
X-290_2        -874.00        -4.43        308.46        3.63
X-291_1        -876.55        -5.79        308.46        3.05
X-292_1        -878.53        -6.32        308.46        3.05
X-29_1         -360.54         4.47        322.86        3.05
X-30_1         -362.32         5.26        322.27        3.05
X-31_1         -364.31         6.10        319.58        3.05
X-32_1         -366.97         5.87        321.68        3.05
X-32_2         -366.14         6.74        319.58        4.18
X-33_1         -369.09         6.55        319.34        3.05
X-33_2         -368.31         7.38        319.34        3.96
X-34_1         -371.03         7.31        319.10        3.05
X-34_2         -370.27         8.28        319.10        3.96
X-35_1         -372.96         8.31        318.87        3.05
X-35_2         -372.42         9.17        318.87        3.66
X-36_1         -375.47         8.61        318.63        3.05
X-36_2         -374.99         9.65        318.63        3.66
X-37_1         -378.46         8.71        318.15        1.22
X-37_2         -377.70        11.14        318.15        2.44
X-38_1         -378.48        11.07        317.91        3.05
X-39_1         -382.58        11.03        317.68        1.83
X-39_2         -382.48        10.05        317.68        1.83
X-39_3         -381.79         9.15        317.68        3.05
X-40_1         -384.68         9.77        317.20        1.22
X-40_2         -384.62         8.64        317.20        1.22
X-40_3         -384.31        10.78        317.20        2.44
X-41_1         -387.62        10.29        316.72        1.52
X-41_2         -387.27         9.14        316.72        2.13
X-41_3         -387.02         8.13        316.72        2.13
X-42_1         -388.95         8.12        316.48        3.05
X-42_2         -388.73         9.11        316.48        3.66
X-43_1         -392.32         9.94        316.01        0.73
X-43_2         -391.22         7.75        316.01        2.93
X-43_3         -391.17         8.79        316.01        3.05
X-44_1         -394.10        10.31        315.77        0.91
X-44_2         -393.38         8.20        315.77        2.74
X-44_3         -393.16         9.18        315.77        3.05
X-45_1         -395.58         9.48        315.77        2.90
X-45_2         -395.62         8.42        315.77        3.05
X-46_1         -397.39         8.76        315.77        3.05
X-46_2         -397.15         9.82        315.77        3.66
X-48_1         -402.48        11.64        315.77        1.52
X-48_2         -402.48         9.32        315.77        2.13
X-48_3         -401.81        10.43        315.77        3.05
X-49_1         -404.74         9.84        315.77        1.98
X-49_2         -404.52        11.95        315.77        1.98
X-49_3         -404.01        10.87        315.77        3.05
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
X-50_1          -406.84      11.31     317.50     1.52
X-50_2          -406.39      12.20     317.50     2.13
X-50_3          -406.19      10.29     317.50     3.05
X-51_1          -409.04      12.83     313.33     1.68
X-51_2          -408.96      11.70     313.33     1.98
X-51_3          -408.58      10.75     313.33     3.05
X-52_1          -410.39      11.92     313.33     3.05
X-53_1          -412.55      11.27     313.33     3.05
X-53_2          -412.18      12.01     313.33     3.66
X-54_1          -415.44      11.20     313.08     3.05
X-54_2          -415.10      11.96     313.08     3.66
X-56_1          -420.28      12.79     312.32     1.62
X-56_2          -420.07      11.65     312.32     2.04
X-56_3          -419.53      10.30     312.57     3.05
X-57_1          -422.00      11.38     312.06     1.83
X-57_2          -421.95      12.54     312.06     1.83
X-57_3          -421.25      10.11     311.81     3.05
X-58_1          -424.45      11.31     311.81     1.52
X-58_2          -424.04      12.44     311.81     2.13
X-58_3          -423.55      10.22     311.81     3.05
X-59_1          -425.83      10.95     311.81     3.05
X-60_1          -428.91      10.91     311.81     1.07
X-60_2          -428.21      12.06     311.81     2.59
X-60_3          -427.89       9.93     311.81     3.05
X-61_1          -431.11      11.00     311.81     1.49
X-61_2          -430.81      12.22     311.52     2.10
X-61_3          -430.16       9.65     311.23     3.05
X-62_1          -433.69      10.70     311.58     1.40
X-62_2          -433.30      11.68     310.94     2.26
X-62_3          -432.66       9.60     310.64     3.05
X-63_1          -434.48       9.65     312.82     3.05
X-63_2          -434.34      10.41     310.35     3.66
X-64_1          -437.93      10.01     311.36     1.16
X-64_2          -437.27      11.01     310.06     2.74
X-64_3          -437.00       8.93     309.77     3.05
X-65_1          -439.98       8.66     309.77     1.22
X-65_2          -439.31      10.59     309.77     2.93
X-65_3          -439.21       9.57     309.77     3.05
X-66_1          -441.22       8.81     309.37     3.05
X-66_2          -440.92       9.52     309.77     3.66
X-67_1          -444.90       9.27     309.52     0.46
X-67_2          -444.42      10.45     309.52     1.37
X-67_3          -444.21       8.77     309.52     1.83
X-67_4          -443.58       8.13     309.52     3.05
X-68_1          -446.89      10.55     308.78     0.15
X-68_2          -446.60       9.77     308.78     0.76
X-68_3          -445.68       9.00     308.78     2.74
X-68_4          -445.58       8.24     308.78     3.05
X-69_1          -448.60      10.62     308.05     1.52
X-69_2          -448.18       9.46     308.05     2.13
X-69_3          -447.68       8.40     308.05     3.05
X-70_1          -450.50       9.98     307.55     0.91
X-70_2          -450.32      10.82     307.55     1.22
X-70_3          -450.08       9.18     307.55     1.83
X-70_4          -449.43       8.45     307.55     3.05
X-71_1          -453.04      11.54     306.81     0.73
X-71_2          -452.08      10.23     306.81     2.93
X-71_3          -452.02       8.96     306.81     3.05
X-72_1          -454.20      10.51     306.32     3.05
X-73_1          -457.82      12.71     306.32     0.91
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
X-73_2          -457.04        10.30      306.32       3.05
X-73_3          -453.83        11.20      306.32       3.66
X-74_1          -460.15        10.76      306.32       0.61
X-74_2          -458.44        13.02      306.32       3.05
X-75_1          -461.87        12.15      306.32       1.34
X-75_2          -461.05        13.48      306.32       2.32
X-75_3          -461.14        10.87      306.32       3.05
X-76_1          -462.98        12.38      306.17       3.05
X-76_2          -462.59        13.17      306.17       3.66
X-77_1          -466.44        12.57      306.02       0.61
X-77_2          -465.28        11.19      306.02       2.93
X-77_3          -465.14        13.62      306.02       3.05
X-78_1          -468.60        12.43      305.71       0.52
X-78_2          -467.25        13.38      305.71       3.02
X-78_3          -467.35        11.38      305.71       3.05
X-79_1          -470.70        12.18      304.26       0.46
X-79_2          -469.53        11.02      305.26       3.05
X-79_3          -469.40        13.27      305.41       3.20
X-80_1          -472.18        12.27      304.23       0.61
X-80_2          -471.07        11.07      304.95       3.05
X-80_3          -470.94        13.18      305.10       3.05
X-81_1          -474.96        12.15      304.80       0.91
X-81_2          -473.92        13.22      304.80       2.90
X-81_3          -473.90        10.88      304.80       3.05
X-82_1          -477.40        12.21      304.49       0.43
X-82_2          -477.34        11.74      304.49       0.61
X-82_3          -476.33        13.35      304.49       2.62
X-82_4          -476.17        11.01      304.49       3.05
X-83_1          -479.66        12.44      304.19       0.24
X-83_2          -479.45        11.78      304.19       0.61
X-83_3          -478.36        13.24      304.19       2.80
X-83_4          -478.31        11.08      304.19       3.05
X-84_1          -481.80        12.64      304.19       0.21
X-84_2          -481.48        11.95      304.19       0.64
X-84_3          -480.52        13.30      304.19       2.80
X-84_4          -480.36        10.92      304.19       3.05
X-85_1          -484.26        12.63      304.14       0.30
X-85_2          -483.86        12.05      304.14       1.13
X-85_3          -483.32        13.22      304.14       2.23
X-85_4          -482.93        11.05      304.14       3.05
X-86_1          -485.38        12.12      303.99       3.05
X-86_2          -485.10        12.88      303.99       3.66
X-87_1          -489.05        12.52      303.94       0.30
X-87_2          -488.36        13.52      303.94       1.52
X-87_3          -488.29        12.08      303.94       1.83
X-87_4          -487.70        10.67      303.94       3.05
X-88_1          -491.07        14.91      303.79       1.40
X-88_2          -491.39        13.22      303.79       2.13
X-88_3          -491.31        12.45      303.79       2.65
X-88_4          -491.49        11.77      303.79       3.05
X-89_1          -491.05        11.31      303.79       6.10
X-8_1           -341.16       -32.82      323.45       3.05
X-90_1          -493.77        10.45      303.53       2.74
X-91_2          -494.52        13.50      303.48       3.05
X-92_1          -495.58         9.79      303.58       2.74
X-93_2          -495.94        15.36      303.43       3.66
X-94_1          -497.23         9.20      303.63       2.74
X-95_1          -498.60        15.36      303.38       3.05
X-95_2          -497.84        16.37      303.38       3.66
X-96_1          -500.61        15.83      303.33       3.05
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ʰ, 2007.

```
X-96_2         -499.53      16.58     303.33     4.27
X-97_1         -502.33      16.40     303.28     3.05
X-97_2         -501.83      17.38     303.28     3.96
X-98_1         -504.72      17.24     303.23     3.05
X-98_2         -504.37      18.26     303.23     3.66
X-99_1         -507.94      19.94     303.18     0.09
X-99_2         -508.05      19.05     303.18     0.21
X-99_3         -507.88      18.42     303.18     0.61
X-99_4         -506.73      17.39     303.18     3.05
X-9_1          -341.72     -30.72     324.04     3.05
X-F196_1       -701.73      -1.84     306.67     3.47
X-F197_1       -700.26      -3.93     306.67     4.39
X-F206_1       -709.62      -8.38     306.67     3.66
X-F208_1       -711.49      -8.83     306.67     3.75
X-F210_1       -713.28      -9.63     306.67     3.35
X-F230_1       -743.59     -15.74     307.24     3.66
X-F231_1       -745.56     -18.76     307.24     3.35
X-F245_1       -775.93     -14.39     307.54     3.75
X-F253_1       -792.99      -8.69     307.54     3.47
X-F259_1       -806.46      -5.76     307.85     3.63
X-F266_1       -821.52      -0.84     308.00     3.57
X-F278_1       -847.77      -1.74     308.28     3.66
X-F279_1       -849.84      -2.63     308.30     3.66
X-F291_1       -876.27      -6.83     308.46     3.05
X-F292_1       -877.88      -7.33     308.46     3.57
X-F293_1       -880.30      -6.35     308.46     3.66
X-f237_1       -758.87     -17.52     307.35     3.35
X-f252_1       -791.04      -9.78     307.54     3.63
```

LIST OF DRILL HOLES WITH ASSAYS USED IN STUDY
JACQUES LAKE

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH	AZIMUTH	DIP
JL-05-01	333181.90	6065979.30	293.34	358.75	315.00	-55.00
JL-05-02	333233.70	6066064.70	282.62	327.66	315.00	-55.00
JL-05-03	333127.30	6065913.20	282.96	361.80	315.00	-55.00
JL-05-04	333048.50	6065915.20	261.49	303.28	315.00	-50.00
JL-05-05	333036.00	6066262.00	194.00	287.73	315.00	-45.00
JL-05-06	333121.60	6066332.50	197.42	282.55	315.00	-45.00
JL-05-07	333217.90	6066421.30	208.75	268.52	315.00	-45.00
JL-06-08	333179.00	6065981.40	287.00	385.88	315.00	-70.00
JL-06-09	333134.00	6065916.80	282.96	395.33	315.00	-70.00
JL-06-10	333229.60	6066065.80	280.00	431.60	315.00	-65.00
JL-06-11	333271.80	6066119.20	280.00	468.17	315.00	-50.00
JL-06-12	333036.00	6066262.00	194.00	306.20	315.00	-60.00
JL-06-13	333036.00	6066262.00	194.00	303.58	315.00	-75.00
JL-06-14	332992.10	6066155.20	191.00	303.97	315.00	-45.00
JL-06-15	332992.10	6066155.20	191.00	328.27	315.00	-60.00
JL-06-16	332902.00	6066039.00	199.00	350.52	315.00	-55.00
JL-06-17	332902.00	6066039.00	199.00	352.04	315.00	-70.00
JL-06-18	332884.20	6065970.70	216.00	318.52	315.00	-45.00
JL-06-19	332884.20	6065970.70	216.00	398.07	315.00	-60.00
JL-06-20	332884.00	6065971.00	216.00	318.82	315.00	-75.00
JL-06-21	333048.00	6065914.00	261.00	366.06	315.00	-65.00
JL-06-22	332807.00	6065911.00	207.00	333.76	315.00	-45.00
JL-06-23A	332807.00	6065911.00	207.00	309.68	315.00	-63.00
JL-06-24A	332921.00	6066006.00	220.00	317.29	315.00	-50.00
JL-06-25	333138.00	6066170.00	210.00	380.09	315.00	-65.00
JL-06-26	332921.00	6066006.00	220.00	333.76	315.00	-70.00
JL-06-27	333194.00	6066267.00	227.00	288.65	315.00	-55.00

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

JL-06-28	332837.00	6065959.00	217.00	325.23	315.00	-55.00
JL-06-29	333276.70	6066362.51	236.00	285.60	315.00	-55.00
JL-06-30	332837.00	6065959.00	217.00	316.08	315.00	-70.00
JL-06-31	333670.00	6067029.00	200.00	282.55	315.00	-45.00
JL-06-32	332749.00	6065875.00	206.00	287.73	315.00	-50.00
JL-06-33	333843.00	6067261.00	201.00	213.96	315.00	-45.00
JL-06-34	332749.00	6065875.00	206.00	368.90	315.00	-65.00
JL-06-35	332749.00	6065875.00	206.00	316.08	315.00	-80.00
JL-06-37	332694.00	6065799.00	203.00	412.20	315.00	-45.00
JL-06-36A	334222.00	6067836.00	213.00	184.10	315.00	-55.00
JL-06-38	334371.00	6068024.00	250.00	199.95	315.00	-55.00
JL-06-39	332609.00	6065772.00	196.00	306.63	315.00	-45.00
JL-06-40	334451.00	6068110.00	265.00	272.19	315.00	-55.00
JL-06-41	332609.00	6065772.00	196.00	284.99	315.00	-60.00
JL-06-42	332550.00	6065749.00	191.00	296.57	315.00	-45.00
JL-06-43	332809.00	6066011.00	197.00	243.93	315.00	-45.00
JL-06-44	332624.00	6065864.00	204.00	339.85	315.00	-45.00
JL-06-45	332955.00	6065893.00	247.00	443.79	315.00	-70.00
JL-06-46	332402.00	6065773.00	202.00	304.19	360.00	-45.00
JL-06-47	332921.00	6065862.00	248.00	398.37	315.00	-70.00
JL-06-48	332933.00	6066128.00	190.50	255.55	315.00	-45.00
JL-06-49	332988.00	6065934.00	257.00	376.73	315.00	-70.00
JL-06-50	332946.00	6065965.00	240.00	357.53	315.00	-70.00
JL-06-51	332850.00	6066041.00	194.00	256.95	315.00	-45.00

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



CO = .300
C1 = .300
C2 = .350
A1 = 20.0
A2 = 100.0

MICHELIN MAIN ZONE U3O8 – AZ 180 DIP -54

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



CO = .300
C1 = .300
C2 = .350
A1 = 8.0
A2 = 22.0

MICHELIN MAIN ZONE U308 — AZ 0 DIP −36

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



MICHELIN WASTE U3O8 - OMNI DIRECTIONAL



JACQUES LAKE MAIN ZONE U308 - AZ 36 DIP 0

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



JACQUES MAIN ZONE U308 - AZ 126 DIP -60



JACQUES MAIN ZONE U308 - AZ 306 DIP -30

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



JACQUES LAKE WASTE U3O8 — AZ 36 DIP 0

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



JACQUES LAKE WASTE U3O8 - AZ 126 DIP -60

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.



JACQUES LAKE WASTE U3O8 - AZ 306 DIP -30

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

Appendix XIV
LISTING OF SPECIFIC GRAVITY DETERMINATIONS

HOLE	FROM	TO	SAMPLE	U3O8	SG
M-05-02C	369.53	370.53	CMB3506	0.109	2.77
M-05-02C	372.75	373.75	CMB3510	0.151	2.69
M-05-02C	376.75	377.83	CMB3514	0.217	2.74
M-05-02C	381.00	382.00	CMB3518	0.043	2.72
M-05-02C	385.12	386.12	CMB3522	0.007	2.72
M-05-02C	388.12	388.82	CMB3528	0.307	2.73
M-05-02C	391.32	392.36	CMB3532	0.078	2.77
M-05-02C	395.04	396.04	CMB3536	0.116	2.72
M-05-02C	398.79	399.12	CMB3889	0.001	2.97
M-05-02C	401.72	402.72	CMB3543	0.025	2.71
M-05-02C	405.51	406.51	CMB3547	0.267	2.72
M-05-02C	408.56	409.56	CMB3553	0.324	2.72
M-05-03	309.60	310.60	CMB2311	0.001	2.70
M-05-03	339.36	340.36	CMB2319	0.006	2.68
M-05-03	346.36	347.36	CMB2329	0.081	2.73
M-05-03	354.36	355.36	CMB2337	0.021	2.72
M-05-03	362.36	363.14	CMB2345	0.007	2.75
M-05-03	377.74	378.74	CMB3574	0.042	2.68
M-05-03	384.63	385.63	CMB3582	0.180	2.70
M-05-03	394.65	395.65	CMB3590	0.007	2.69
M-05-03	415.64	416.64	CMB3598	0.001	2.93
M-05-03	422.42	423.42	CMB3606	0.224	2.70
M-05-03	429.42	430.42	CMB3614	0.195	2.74
M-05-03	437.22	438.22	CMB3622	0.058	2.69
M-05-04	267.40	268.40	CMB3638	0.003	2.73
M-05-04	275.30	276.37	CMB3646	0.001	3.02
M-05-04	327.45	328.45	CMB3654	0.018	2.71
M-05-04	340.60	341.60	CMB3662	0.079	2.69
M-05-04	351.95	352.95	CMB3673	0.333	2.73
M-05-04	359.95	360.95	CMB3683	0.284	2.72
M-05-04	367.95	368.95	CMB3691	0.035	2.71
M-05-04	374.95	375.95	CMB3701	0.151	2.74
M-05-04	383.15	384.20	CMB3709	0.290	2.73
M-05-04	390.40	391.40	CMB3717	0.003	2.70
M-05-04	397.10	398.10	CMB3727	0.004	2.69
M-05-04	418.88	420.08	CMB3735	0.011	2.71
M-05-04	429.40	430.40	CMB3743	0.012	2.71
M-05-05	327.57	328.57	CMB3757	0.002	2.67
M-05-05	335.07	336.07	CMB3765	0.001	2.68
M-05-05	377.61	378.61	CMB3769	0.001	2.71
M-05-05	423.68	424.68	CMB3773	0.010	2.71
M-05-05	431.68	432.68	CMB3783	0.012	2.71
M-05-05	435.68	436.68	CMB3787	0.007	2.74
M-05-05	441.45	442.75	CMB3793	0.010	2.71
M-05-05	454.54	455.54	CMB3809	0.173	2.75
M-05-05	462.47	463.47	CMB3817	0.031	2.72
M-05-05	469.81	470.50	CMB3827	0.001	2.98
M-05-05	484.95	485.95	CMB3843	0.001	2.68
M-05-05	491.95	492.95	CMB3853	0.008	2.66
M-05-05	506.54	507.54	CMB3869	0.007	2.70
M-05-06	448.40	449.40	CMB3903	0.002	2.72
M-05-06	488.07	489.07	CMB3919	0.061	2.77
M-05-06	495.17	496.21	CMB3929	0.009	2.67
M-05-06	503.31	504.16	CMB3937	0.143	2.71
M-05-06	512.16	513.16	CMB3946	0.049	2.73

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
M-05-06      519.41    520.41    CMB3956         0.007    2.80
M-05-06      527.26    528.26    CMB3964         0.448    2.73
M-05-06      535.24    536.24    CMB3973         0.029    2.72
M-05-06      543.36    544.36    CMB3983         0.242    2.73
M-05-06      551.47    552.43    CMB3991         0.010    2.91
M-06-09      306.56    307.71    CMB5001         0.055    2.63
M-06-09      331.58    332.58    CMB5012         0.017    2.59
M-06-09      366.86    367.86    CMB5040         0.046    2.60
M-06-09      379.68    380.16    CMB5056         0.017    2.88
M-06-09      401.55    402.55    CMB5082         0.065    2.69
M-06-10      313.80    314.80    CMB8018         0.004    2.58
M-06-10      322.57    323.57    CMB8024         0.182    2.50
M-06-10      389.14    390.42    CMB8067         0.096    2.48
M-06-10      404.28    405.28    CMB8082         0.165    2.60
M-06-11      199.33    200.33    CMB8002         0.001    2.61
M-06-11      322.80    323.80    CMB8130         0.037    2.69
M-06-11      359.86    360.92    CMB8153         0.247    2.67
M-06-11      374.31    375.31    CMB8168         0.126    2.73
M-06-11      390.08    391.08    CMB8183         0.183    2.73
M-06-12      333.00    334.00    CMB5563         0.025    2.61
M-06-12      348.00    349.00    CMB5581         0.037    2.60
M-06-12      355.00    356.00    CMB5588         0.159    2.68
M-06-12      359.15    359.50    CMB5593         0.224    2.61
M-06-12      415.65    416.65    CMB5661         0.026    2.56
M-06-12      421.58    423.08    CMB5666         0.024    3.00
M-06-13      385.00    386.00    CMB8232         0.058    2.66
M-06-13      408.00    409.00    CMB8259         0.140    2.67
M-06-13      412.00    413.00    CMB8264         0.299    2.68
M-06-13      420.00    421.00    CMB8273         0.179    2.68
M-06-13      436.50    437.50    CMB8289         0.019    2.65
M-06-13      454.50    455.50    CMB8309         0.350    2.73
M-06-14      359.68    360.68    CMB5681         0.043    2.66
M-06-14      388.64    389.64    CMB5697         0.087    2.61
M-06-14      392.64    393.64    CMB5095         0.074    2.56
M-06-14      396.83    398.03    CMB5099         0.168    2.67
M-06-14      430.64    432.00    CMB5108         0.295    2.62
M-06-14      437.75    438.75    CMB5115         0.212    2.56
M-06-15      332.46    333.46    CMB8363         0.142    2.67
M-06-15      336.46    337.60    CMB8367         0.090    2.76
M-06-15      344.73    345.93    CMB8377         0.036    2.73
M-06-15      360.80    361.80    CMB8390         0.063    2.83
M-06-17      374.04    375.04    CMB5156         0.497    2.31
M-06-17      385.64    386.64    CMB5167         0.166    2.77
M-06-17      395.84    397.04    CMB5180         0.309    2.61
M-06-17      398.43    399.73    CMB5182         0.154    2.88
M-06-17      403.87    404.90    CMB5187         0.131    2.82
M-06-18      463.85    464.85    CMB5353         0.217    2.70
M-06-18      464.85    465.85    CMB5354         0.170    2.70
M-06-19      441.02    442.00    CMB5216         0.307    2.73
M-06-19      451.00    452.00    CMB5229         0.234    2.67
M-06-19      454.10    455.03    CMB5232         0.873    2.74
M-06-20A     378.63    379.63    CMB5239         0.132    2.67
M-06-20A     381.63    382.76    CMB5242         0.195    2.78
M-06-20A     391.63    392.63    CMB5255         0.074    2.66
M-06-21      495.30    496.30    CMB7113         0.114    2.62
M-06-21      499.30    500.30    CMB7117         0.195    2.72
M-06-21      507.50    508.50    CMB7128         0.148    2.71
M-06-21      511.50    512.50    CMB7132         0.106    2.66
M-06-21      518.50    519.66    CMB7139         0.046    2.76
M-06-24      400.13    401.13    CMB5404         0.132    2.78
```

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

```
M-06-24      403.13    404.13    CMB5407         0.290    2.69
M-06-24      408.32    409.32    CMB5413         0.359    2.81
M-06-24      410.32    411.70    CMB5415         0.360    2.70
M-06-24      419.07    420.07    CMB5422         0.062    2.83
M-06-24      430.97    431.97    CMB5437         0.217    2.75
M-06-25      733.43    734.43    CMB5716         0.131    2.79
M-06-25      736.43    737.43    CMB5719         0.315    2.82
M-06-25      739.43    740.57    CMB5722         0.184    2.84
M-06-25      743.73    744.73    CMB5729         0.325    2.79
M-06-25      748.14    749.34    CMB5734         0.225    2.78
M-06-25      761.73    762.76    CMB5747         0.153    2.74
M-06-25      771.76    772.83    CMB5454         0.103    2.78
M-06-27      524.80    525.81    CMB6555         0.009    2.72
M-06-27      534.30    535.30    CMB6565         0.028    2.70
M-06-27      544.15    544.63    CMB6575         0.297    2.73
M-06-27      548.77    549.77    CMB6585         0.321    2.81
M-06-27      576.99    578.00    CMB6620         0.004    2.71
M-06-27      581.00    582.00    CMB6624         0.002    2.73
M-06-28      568.83    569.83    CMB5469         0.107    2.68
M-06-28      570.83    571.83    CMB5471         0.084    2.92
M-06-28      575.59    576.59    CMB5478         0.188    2.82
M-06-28      577.59    578.59    CMB5480         0.340    2.75
M-06-28      588.09    589.09    CMB5490         0.247    2.77
M-06-28      591.96    592.96    CMB5495         0.113    2.80
M-06-29      888.43    889.43    CMB5517         0.097    2.72
M-06-29      897.11    898.11    CMB5526         0.023    2.63
M-06-33      667.17    668.17    CMB5875         0.148    2.81
M-06-33      668.17    668.92    CMB5876         0.221    2.78
M-06-35      659.30    660.30    CMB5903         0.113    2.71
M-06-35      662.30    663.30    CMB5906         0.152    2.70
M-06-35      664.30    665.30    CMB5908         0.096    2.61
M-06-35      667.50    668.80    CMB5911         0.099    2.65
M-06-36A     726.94    727.94    CMB5993         0.092    2.61
M-06-36A     727.94    728.94    CMB5994         0.127    2.58
M-06-36A     730.94    731.94    CMB5997         0.151    2.67
M-06-36A     732.94    733.97    CMB6052         0.145    2.83
M-06-37      582.00    583.00    CMB5955         0.379    2.66
M-06-37      584.00    585.40    CMB5957         0.257    2.73
M-06-37      587.55    588.55    CMB5962         0.099    2.76
M-06-37      589.55    590.55    CMB5964         0.385    2.66
M-06-37      602.70    604.25    CMB5979         0.146    2.80
M-06-37      607.75    608.75    CMB5983         0.119    2.72
M-06-37      615.65    616.65    CMB5991         0.171    2.68
M-06-39      623.18    624.18    CMB6062         0.341    2.56
M-06-39      627.07    628.07    CMB6066         0.201    2.56
M-06-39      632.62    633.62    CMB6071         0.314    2.66
M-06-39      634.62    635.41    CMB6076         0.668    2.75
M-06-39      639.67    640.67    CMB6082         0.059    2.76
M-06-39      643.67    644.67    CMB6086         0.137    2.74
M-06-39      648.14    649.14    CMB6090         0.257    2.86
M-06-39      655.14    656.14    CMB6097         0.090    2.73
M-06-40      616.28    617.51    CMB6129         0.009    2.65
M-06-40      618.51    619.51    CMB6131         0.105    2.68
M-06-40      620.51    621.51    CMB6133         0.235    2.71
M-06-40      623.51    624.51    CMB6136         0.222    2.64
M-06-40      625.51    626.71    CMB6138         0.144    2.70
M-06-44      723.48    724.48    CMB6327         0.144    2.67
M-06-44      725.48    727.00    CMB6329         0.217    2.66
M-06-44      730.13    731.13    CMB6333         0.190    2.66
M-06-44      733.76    734.76    CMB6336         0.166    2.69
```

```
M-06-44      749.15   750.15   CMB6348              0.131   2.42
M-06-44      755.04   756.04   CMB6356              0.297   2.70
M-06-44      760.04   761.04   CMB6361              0.394   2.64
```

JACQUES LAKE SG DETERMINATIONS

Hole ID	Depth-From (m)	Depth-To (m)	SG
JL-06-08	190.50	191.50	2.79
JL-06-08	310.00	311.00	2.77
JL-06-08	326.00	327.00	2.84
JL-06-08	334.00	334.59	2.99
JL-06-08	344.00	345.50	2.64
JL-06-09	238.50	240.00	2.94
JL-06-09	244.00	245.00	2.77
JL-06-09	265.50	266.50	2.73
JL-06-09	303.35	304.47	2.65
JL-06-09	311.00	312.00	2.82
JL-06-09	312.00	313.00	2.79
JL-06-11	290.00	291.50	2.86
JL-06-11	298.00	299.00	2.78
JL-06-11	309.00	310.00	2.85
JL-06-11	415.00	416.00	2.92
JL-06-11	427.26	428.26	2.96
JL-06-12	4.43	5.43	2.77
JL-06-12	5.43	6.43	2.85
JL-06-12	19.50	21.00	2.78
JL-06-12	56.00	57.00	2.93
JL-06-12	154.50	155.50	3.30
JL-06-12	157.50	159.00	2.72
JL-06-13	6.50	8.00	2.79
JL-06-13	8.00	9.00	2.82
JL-06-13	37.50	39.00	2.85
JL-06-13	88.50	89.54	3.02
JL-06-13	114.50	115.50	2.93
JL-06-13	121.26	122.25	2.91
JL-06-15	24.00	25.00	2.75
JL-06-15	30.00	31.00	2.70
JL-06-15	71.00	72.00	2.87
JL-06-15	80.27	81.00	2.79
JL-06-15	83.00	84.52	2.74
JL-06-15	118.00	119.00	2.79
JL-06-16	72.90	74.00	2.65
JL-06-16	75.00	76.50	2.74
JL-06-16	169.50	170.50	2.78
JL-06-16	170.50	172.00	2.77
JL-06-16	180.50	182.00	2.74
JL-06-17	90.00	91.50	2.92
JL-06-17	93.50	94.50	2.91
JL-06-17	94.50	95.76	2.80
JL-06-17	97.50	98.50	2.80

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

JL-06-17	99.50	100.50	2.82
JL-06-18	91.00	92.00	2.80
JL-06-18	99.50	100.50	2.79
JL-06-18	103.50	104.50	2.76
JL-06-18	111.50	112.50	2.83
JL-06-18	143.50	144.50	2.69
JL-06-18	216.50	217.50	2.77
JL-06-19	114.50	116.50	2.73
JL-06-19	121.00	122.00	2.73
JL-06-19	133.00	134.00	2.81
JL-06-19	140.00	141.00	2.75
JL-06-19	150.00	151.00	2.71
JL-06-19	188.19	189.50	2.81
JL-06-20	142.00	143.00	2.90
JL-06-20	146.00	147.00	2.77
JL-06-20	178.00	179.00	2.76
JL-06-20	187.50	188.50	2.72
JL-06-20	218.50	219.50	2.83
JL-06-20	257.00	258.00	2.91
JL-06-21	161.50	163.00	2.81
JL-06-21	317.00	318.00	2.87
JL-06-21	322.50	324.00	2.68
JL-06-21	338.77	339.86	2.98
JL-06-21	348.50	350.00	2.65
JL-06-22	59.50	61.00	2.87
JL-06-22	61.00	62.50	2.82
JL-06-22	94.90	96.00	2.92
JL-06-22	96.00	97.00	2.91
JL-06-22	200.00	201.00	2.88
JL-06-22	201.00	202.50	2.90
JL-06-23	68.66	70.54	3.04
JL-06-23	70.54	71.50	2.82
JL-06-23	77.50	78.50	2.95
JL-06-23	78.50	79.50	2.97
JL-06-23	103.34	104.50	2.87
JL-06-23	108.50	109.66	2.93
JL-06-23A	72.16	73.50	2.92
JL-06-23A	73.50	75.00	3.02
JL-06-23A	85.00	86.00	2.93
JL-06-23A	86.00	87.00	2.84
JL-06-23A	88.00	89.00	2.90
JL-06-24A	3.50	4.50	2.70
JL-06-24A	6.00	7.50	2.51
JL-06-24A	116.60	117.60	2.50
JL-06-24A	129.81	130.81	2.64
JL-06-24A	135.70	137.20	2.68
JL-06-24A	268.23	269.73	2.86
JL-06-25	15.00	15.40	2.91
JL-06-25	21.40	22.45	2.86
JL-06-25	251.00	252.66	2.65
JL-06-25	255.00	256.00	2.77

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

JL-06-25	261.00	262.00	2.67
JL-06-25	372.00	373.00	2.85
JL-06-26	173.00	174.00	2.92
JL-06-26	182.00	183.00	2.96
JL-06-26	202.70	203.70	2.83
JL-06-26	207.70	208.70	2.92
JL-06-26	268.00	269.00	2.81
JL-06-26	283.56	284.56	2.95
JL-06-27	32.32	33.32	2.64
JL-06-27	84.50	85.50	2.56
JL-06-27	197.33	198.33	2.93
JL-06-27	234.83	235.83	2.71
JL-06-27	241.09	242.09	2.76
JL-06-27	242.09	243.09	2.89
JL-06-28	81.50	82.50	2.65
JL-06-28	96.00	96.94	2.77
JL-06-28	108.00	109.00	2.73
JL-06-28	125.00	126.00	2.81
JL-06-28	139.00	140.00	2.74
JL-06-28	224.00	225.00	2.94
JL-06-29	212.00	213.50	2.94
JL-06-29	213.50	215.00	2.73
JL-06-29	218.50	219.50	2.88
JL-06-29	219.50	221.00	2.90
JL-06-29	222.50	224.00	2.89
JL-06-29	224.00	225.50	2.87
JL-06-30	115.50	116.50	2.70
JL-06-30	134.00	135.00	2.80
JL-06-30	138.00	139.00	2.81
JL-06-30	151.00	152.00	2.83
JL-06-30	162.44	163.50	2.71
JL-06-30	221.00	222.00	2.74
JL-06-31	64.66	65.75	2.97
JL-06-31	65.75	66.50	2.86
JL-06-31	166.50	167.50	2.97
JL-06-31	194.00	195.50	2.81
JL-06-31	230.00	231.50	2.83
JL-06-31	231.50	233.00	2.76
JL-06-32	40.00	41.00	2.81
JL-06-32	44.00	45.00	2.86
JL-06-32	61.50	62.50	2.79
JL-06-32	113.00	114.00	2.85
JL-06-32	164.00	165.00	2.82
JL-06-32	203.50	204.50	2.84
JL-06-33	19.00	20.00	2.91
JL-06-33	20.00	21.50	2.86
JL-06-33	45.07	46.50	2.80
JL-06-33	46.50	47.64	2.80
JL-06-33	80.50	82.00	2.84
JL-06-33	194.50	196.00	2.91
JL-06-34	41.50	42.50	2.84

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

JL-06-34	52.50	53.50	2.76
JL-06-34	122.59	124.00	2.73
JL-06-34	159.03	160.00	2.75
JL-06-34	175.74	177.00	2.78
JL-06-34	300.78	302.00	2.79
JL-06-35	41.50	43.00	2.82
JL-06-35	55.00	56.21	2.88
JL-06-35	68.50	69.50	2.85
JL-06-35	69.50	70.50	2.86
JL-06-35	285.00	286.50	2.69
JL-06-35	286.50	288.00	2.75
JL-06-36A	120.50	122.00	2.79
JL-06-36A	122.00	123.50	2.72
JL-06-36A	128.00	129.50	2.87
JL-06-36A	153.50	155.00	2.65
JL-06-36A	159.50	161.00	2.65
JL-06-36A	161.00	162.50	2.64
JL-06-37	70.00	71.50	2.85
JL-06-37	71.50	73.00	2.83
JL-06-37	73.00	74.00	2.88
JL-06-37	176.81	178.00	2.82
JL-06-37	274.00	275.00	2.60
JL-06-37	275.00	276.50	2.63
JL-06-38	135.50	137.00	2.88
JL-06-38	137.00	138.50	2.79
JL-06-39	131.90	133.27	2.72
JL-06-39	136.27	137.27	2.77
JL-06-39	138.27	139.77	2.86
JL-06-40	141.50	143.00	2.79
JL-06-40	147.50	149.00	2.93
JL-06-45	277.00	278.50	2.81
JL-06-45	278.50	280.10	2.63
JL-06-45	351.20	352.00	2.81
JL-06-45	352.00	353.20	2.83

Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19ᵗʰ, 2007.